Duncan, Blum & Associates
                                Attorneys at Law
                             cduncan@sprintmail.com

Carl N. Duncan                                                     David E. Blum
5718 Tanglewood Drive                                  1863 Kalorama Road,  N.W.
Bethesda, Maryland 20817                                  Washington, D.C. 20009
(301) 263-0200                                                    (202) 232-6220
(301) 263-0300 (Fax)                                        (202) 232-7891 (Fax)

                                 March 22, 2000

VIA EDGAR AND COURIER

Barry Summer, Assistant Director
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549

Re:      BioQuest International, Inc.
         Registration by Coordination
         File No. 333-46666: P.E. No. 1

Dear Mr. Summer:

     On September 26, 2000, in connection with the sale of up to 1,875,000 shares of common stock (the "Shares") of the Company at $8.00 per share, we filed BioQuest's Form SB-1 with the Securities and Exchange Commission ("SEC") pursuant to the Securities Act of 1933, as amended. In response to your November 6 and 28, 2000 comment letters relating to BioQuest's Registration Statement, we hereby file on BioQuest's behalf, this response to your comments together with this Pre-Effective Amendment No. 1.

     Preliminarily, please note that this P. E. No. l does not reflect updated financials or responses to the staff's prior comments. This was done for several reasons, not the least of which was your suggestion in our early February meeting that we address the substantive issues dealing with this mini-maxi, self-underwritten Dutch Auction offering. Very simply, we believe we will successfully address those issues but want to do only one audit before being declared effective, the date of which is now unknown. We appreciate your advise to concentrate at this time on the auction issues and understand that we will need to file a P.E. No. 2 to reflect any comments then still outstanding as well as providing updated financials.

     Moreover, given the dramatic changes to the prospectus, including a significantly higher minimum, we have not provided a marked copy to reflect those cumulative changes. In fact, we understand that this P.E. No. l will be given a full review as though a new filing. In that context, we presume we will be getting non- accounting comments within 3 weeks or so of today's filing.

     To respond to your November 6 and 28, 2000 comments, addressed in the order enumerated in those letters, please be advised:

General

l.   With regard to your "gun jumping" concern:

     a) There has been no violation of Section 5 since there has not been an offer of securities, let alone a sale;

     b) Specifically, Securities Act of 1933 Releases 5180 and 7856 have been satisfied;

     c) In all cases, those releases were factually accurate reports on company developments;

     d) Those releases dealt with the business of BioQuest, not the contemplated offering of securities, consistent with BioQuest's responsibility and philosophy of reporting material developments on a timely basis;

     e)   Those releases were reviewed by counsel before their release; and

     f) All future releases will, of course, continue to be reviewed by counsel before their release consistent with pertinent securities standards.


2-14.As you know, we have addressed these comments in our November 14, 2000, January 15, February 8 and 25, 2001 letters and/or memoranda. Nonetheless, we again we wish to reiterate that BioQuest seeks to create a model min-maxi, self-underwritten, best efforts Dutch Auction model consistent with appropriate disclosure and anti-fraud standards. We trust the staff now shares our objective to create a promising mechanism which will use the use the democratizing power of the Internet to offer entre to IPOs while simultaneously reducing the associated costs of distribution to interested issuers. We believe we have created such a model, providing all necessary protections and disclosures. To summarize, these prior letters addressed the following:

     a)   Why the staff should be interested  in helping  develop a mechanism to
          permit  a  mini-maxi,   Dutch  Auction  without  necessarily  using  a
          broker-dealer.

     b) While a self-underwritten, mini-maxi offering may be a challenge, we believe that innovation should be supported, not subjected to unneeded impediments (such as involving anti-frauds in situations such rules did not contemplate).

     c) Why shouldn't the distribution of securitieis on the Internet be a LIKELY area of change, particularly when a broker-dealer's involvement is typically the most costly part of an offering and needed investor protections can be accomplished in other ways?

     d)   The  staff  has  the   administrative   discretion  to  accommodate  a
          self-underwritten, mini-maxi Dutch Auction process. We appeal to the staff's discretion to help develop such a disciplined process.

     e) We recognize the Wit and Hambrecht model is a valid Dutch Auction approach. However, we also believe the staff should recognize that Hambrecht shouldn't be the only model.

     f)   As former SEC Commissioner Waldman properly argues:

          i.   Innovation benefits the competitive process;

          ii.  Innovation drives down prices; and

          iii. Innovation speeds up the distribution process.

          Even unsuccessful innovation creates pressure for incumbents o innovate and reform. In that context, we believe a mini-maxi, self-underwritten Dutch Auction should be regulated on a functional basis, not requiring the interpositioning of a broker-dealer or interpret the process as thought there were a broker-dealer involved.

     g) Securities and Exchange Act of 1934 Rule 3a4-1 has a legitimate role in this effort. In fact, why should there be an overlay of a broker-dealer for a system that inherently does not need a broker-dealer, especially when appropriate alternative precautions will be in place? In that spirit, BioQuest relishes the opportunity to provide a model for that process and to respond in detail. Very simply, we believe that Dutch auctions should be used by issuers who do not want to have a gratuitous 6 or 8 percent "nick" taken out of the proceeds of an offering. It is simply not warranted.

     h) We submit that Rule 10b-9 becomes a problem only if subsection (b) is interpreted to mean that a Dutch auction does not constitute "...a specified number of units of the security [being] sold at a specified time..." Since we know the minimum and maximum number of shares as well as the minimum and maximum prices, we fail to see how BioQuest's Dutch auction does not satisfy the anti-fraud provisions of this Rule. Since Rule 10b-9 is an anti-fraud rule, such a literal interprelation would deem such Dutch auction fraudulent in character! Surely, BioQuest does not HAVE to make a choice such that "...if you want to proceed with a best efforts offering, you must set a price rather than using the Dutch auction pricing method." I would welcome the staff's authority for such a broad anti-Dutch auction assertion.

     i) To address the staff's discomfort about the website screens as part of the prospectus (and therefore the Registration Statement) associated with the Dutch Auction, BioQuest is formally filing as part of this P.E. No. 1.

     j) We believe the prospectus issued pursuant to the Order of Effectiveness would not be a Section 10(a) "final prospectus"" While the final price in a Dutch auction is, by definition, not known until all conditions of the process have been satisfied, such interpretation would eviscerate the benefits of the Dutch auction process, deprive investors of the fullest opportunity to obtain a competitive price and/or allocation of shares while at the same time foreclose BioQuest's ability to properly engage in "free writing" as contemplated under Section 2(a)(10)(a). We submit that providing the number of shares and price is informational in character. It does not provide additional protections to the investor or the process. If anything, to use a phrase recently on the airwaves relative to the Florida recount situation, the staff's comment would create the opportunity for "mischief" and undercuts the benefits of a Dutch auction. For example, if "reconfirmation" were required and investors could opt out, then the objectivity and certainty of Dutch auctions would be lost. The investor will obtain no more then the number of shares at no higher price than the investor had bid and agreed to accept. Again, interpreting these matters in a static, disadvantageous manner which would unnecessarily limit BioQuest's ability to perfect its proper, registered, self-underwritten Dutch Auction money raise.

     k) As you know, we are leasing technology from MainStreetIPO. Because that entity is expected to be the subject of a Consent Order, the BioQuest offering has been "tied" (inappropriately we believe) to MainStreetIPO's pre-existing problems. Given the following, we trust the BioQuest offering will be permitted to go forward in view of the following:

          i. While we recognize that the staff will be looking at the specific settlement terms, we understand the Commission will be considering within 30-45 days the Consent already executed by MainStreetIPO;

          ii. This Registration Statement was originally filed September 26, nearly five months ago;

          iii. BioQuest had nothing to do with MainStreet's  prior business plan
               and  its  associated   Market   Regulation   and/or   Enforcement
               difficulties;

          iv.  We  had  no  prior   relationship  or  will  have  no  continuing
               relationship with MainStreet beyond the one time lease of its Dutch Auction technology;

          v. We have stayed with MainStreet because replicating that technology, while possible, is too expensive and /or time-consuming relative to our belief that we could prevail upon BioQuest to bring this matter to an end. Moreover, relative to $25,000 already paid, BioQuest believes making significant additional expenditures would needlessly squander resources and possibly violate its fiduciary responsibility to its shareholders.

          vi. We are in a "catch 22" not of our making. To spend the money to develop an alternative technology would jeopardize BioQuest's ability to prosecute this Registration Statement, particularly in view of the delays already encountered.

          v. BioQuest will be pursuing this Dutch Auction from its own website.

     l) We understand the staff's concern in the BioQuest mini-maxi, self-underwritten Dutch Auction.concentrated on what a prospective bidder would be getting, especially if too much discretion was reserved by BioQuest. Very specifically, was BioQuest just "picking" a number of shares, thereby changing the clearing price if a specific number and/or formula was not known prior to commencement of the Dutch Auction process? In that context, please note:

          i. If those issues can be adequately addressed, then the anti-fraud protections appropriate to a mini-maxi, Dutch Auction should be successfully resolved. In short, one can "marry" a mini-maxi Dutch Action with a best-efforts self-underwritten offer.

          ii. As revised pursuant to this P.E. No. 1 the mini-maxi element is preserved, there is no discretion as to the process. Moreover, it is overseen by an independent third party escrow agent.

          iii. Recognizing the merits of your concern. All valid firm bids will be accepted, subject to the 218,750 minimum and 1,875,000 maximum.

          iv. There, in fact, is a formula (actually an "algorithm") that maximizes the price paid and minimizes the number of share sold pursuant to the Dutch Auction based on bids received.

          v. Since BioQuest is not "picking" the number of shares, there is a single clearing price. BioQuest has reserved no discretion to change the clearing price as to bids validly submitted. Said another way, BioQuest can productively use the indicated gross proceeds ($1,750,000 at the minimum number of shares and $8.00 minimum bid and $46,875,000 at the maximum number of shares and $25,00 maximum bid) and will exercise no discretion to change the results of the Dutch Auction process.

          vi. If, as expected, this "no reserved discretion" bidding process is agreeable with the staff:

               aa. There should be no need to re-solicit investors or do the auction in stages (numbers and then price);

               bb. Our prospectus should then be deemed "final" once the offering is registered and there is a single number of shares ascertained in the Dutch Auction process so Rule 10b-9 should now is satisfied;

               cc.  Anti-fraud concerns should largely be addressed; and

               dd. We are prepared to further enhance where appropriate (such as beefing up the escrow agent's role and making additional disclosures, if necessary.)

          vii. While we may need to address in greater detail in due course, we submit that buying Dutch Auction technology as we envision (unrelated to compensation based on money raised or, for that matter, success or failure) does not subvert our activities (or that of the firm from whom the Dutch Auction technology leased) into that of a broker-dealer or violative of '34 Act Rule 3a4-1.

Plain English

15-l9. The prospectus has undergone a substantive plain English edit which we trust you will find fully responsive to your comments.

Prospectus Cover Page

20-22. The substantive changes have been incorporated.

Inside Front Cover; Outside Back Cover

23-24. The substantive changes have been incorporated.

Introductory Statement:  Who Should Invest?

25.  The section has been deleted per your comment.

Prospectus Summary

26.  The requested deletions have been effected.

The Company;  The Offering

27.  The requested changes are now incorporated.

Summary Financial Data

28.  The loss per share,  indicating date of inception,  will be reflected in P.
     E. No. 2.

Pro Forma Financial Information

29.  This section has been deleted as requested.

Risk Factors

30-35. This section has been substantively rewritten to reflect the reordering and tighter editing to make this discussion of risks more tailored to this offering.

Certain Parties and Related Transactions

36. The additional disclosures relating to Messrs. Ewens and Miller as well as this firm have been incorporated.

Fiduciary Responsibility of the Company's Management

37.  The requested deletions and edits have been incorporated.

Application of Proceeds

38-44. This section, including the table and footnotes, has been revised as requested.

The Company; The Proposed Operating Subsidiaries; Business Potential; Markets and Customers; Competition; Industry Regulation; Management; Remuneration and Employment Contracts; Employees

45-67. These discussions have been substantively revised. Concurrently, the staff's comments were incorporated.

Management's Discussion and Analysis

68. The reference to the Private Securities Litigation Reform Act has been deleted as requested.

Absence of Current Public Market

69. This section has been renamed and substantively rewritten. For your information, we are prepared to file our AMEX Application as early as next week. Its filing, including payment of associated fees, is a function of when we are satisfied that we have addressed any remaining Dutch Auction questions to be addressed.

Description of Capital Stock

70-73.   This section has been substantively rewritten to reflect your comments.

Plan of Distribution

74-75. As you are aware,  this section has been the subject of our prior letters dated November 14, 2000 as well as letters and/or memo dated January 25, February 8 and 27, 200l. In fact, the plan description which accompanied our February 8 letter has, with only limited exceptions (most notably a revised higher minimum offering), been adopted as the "Plan of Distribution" for our revised mini-maxi, self-underwritten Dutch Auction offering. See the summary of the discussions in each of those prior letters in response to comments (2)-(14) above.

Legal Matters

76. As requested, the warrants issued to Duncan, Blum & Associates have been reflected in "Certain Parties and Related Transactions." This discussion is in turn referenced in "Legal Matters." I apologize for the oversight of including in the text. You will note that the Warrant Agreement was included in the original filing as Exhibit 10.13.

Available Information

77. This discussion has been reworked. The requested deletion has been effected.

Financial Statements; Statement of Operations; Notes B, G and H

78-85. As discussed in the prefacatory paragraphs above, neither revisions to the staff's accounting comments nor updated financials have been included in this P. E. No. l . Updated financials and responses will be reflected in an appropriate amendment to follow.

Indemnification of Directors and  Officers

86. The description of indemnification under Virginia has been incorporated as requested.

Other Expenses of Issuance and Distribution

87. This comment requested a supplemental presentation of the details of how BioQuest will incur between $60,000 and $460,000 in "Marketing-Internet and Non-Internet" expenses. These dollar amounts reflect management's good faith estimate of the following costs. Specifically, after the Registration Statement is declared effective, BioQuest intends to drive potential investors to the www.bioquestipo.com website. Consistent with Rule 134, BioQuest will use online advertising through banners, registration on major search engines, key word advertising and extensive emailings and traditional direct mail to targeted investor lists to individual retail and institutional investors. In addition, BioQuest will complement those online strategies with highly targeted offline advertising. In all instances, these communications/offers will be accompanied or preceded by the prospectus and/or satisfy the "tombstone " constraints of Rule 134.

Recent Sales of Unregistered Securities

88-91. This disclosure has been substantively revised. Concurrently, the staff's comments have been incorporated.

Undertakings

92. Additional undertakings required by Item 512 of Regulation S-B have been added. We have assumed that this Dutch Auction may be deemed a competitive bid, albeit intended for a different type of offering.

Signatures

93.  The requested implicit titles have been made explicit on page SB-2-5.

Exhibit 5.1-Legal Opinion

94.  The requested  revisions have been  incorporated.  Very  specifically,  the reference to Virginia law includes the applicable statutory and Constitutional provisions as well as reported judicial decisions interpreting Virginia laws.

November 28, 2000 Comments

95. With regard to the staff's supplementary comment letter dated November 28, 2000, we hereby incorporate by reference our response letters dated February 8 and 27, 2001. We believe this P. E. No. l, when read in the context of those earlier responses, is fully responsive to those cumulative comments. We of course, stand ready to hammer out any remaining details as necessary with regard to our mini-max, self-underwritten Dutch Auction.
                           ___________________________

     To facilitate your review, we are sending by messenger four clean copies of these materials. Upon completion of the your review, we trust all substantive non-accounting comments have been satisfied and you can advise us BioQuest's Registration Statement can be declared effective within a reasonable time following our filing P.E. No. 2 (which will reflect updated financials and all outstanding accounting comments in addition to the comments generated following this P.E. No.1 filing). Thank you for your continuing assistance and prompt review of these materials.

     In closing, we appreciate your conscientiousness and affirmative assistance. We also believe that the process we have jointly embarked upon will go a long way toward developing a mechanism (with adequate safeguards and anti-fraud protections) for issuers to properly use the Internet to distribute securities inexpensively in a mini-maxi, best-efforts, self-underwritten Dutch Auction basis. I will call you late next week to coordinate any remaining issues with the staff.

                                            Very truly yours,

                                             /s/ Carl N. Duncan
                                             Carl N. Duncan

CND:dch
Enclosures
cc:      Peter J. Ewens
         Roger Miller
         Alice Barfield

 As filed with the Securities and Exchange Commission on March 22, 2001
                          Registration No. 333-46666



                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                          PRE-EFFECTIVE AMENDMENT NO. 1
                     TO THE FORM SB-2 REGISTRATION STATEMENT
                        UNDER THE SECURITIES ACT OF 1933


                          BIOQUEST INTERNATIONAL, INC.

             (Exact name of registrant as specified in its charter)


Virginia                                7375                          54-1965777
--------                               ------                         ----------
(Primary Standard                 (Primary Standard                (IRS Employer
Industrial Classification      Industrial Classification          Identification
("SIC") Number)                     ("SIC" Number)                      Number)

                     ---------------------------------------
                             11217 Silverleaf Drive
                         Fairfax Station, Virginia 22039
                                 (703) 764-4464
               (Address, including zip code, and telephone number,
        including area code, of registrant's principal executive office)
   ---------------------------------------------------------------------------

                                    Copy To:

                              Carl N. Duncan, Esq.
                            Duncan, Blum & Associates
                              5718 Tanglewood Drive
                            Bethesda, Maryland 20817
                                 (301) 263-0200

        Approximate date of commencement of proposed sale to the public:
             As soon as practicable after the effective date of the
                             Registration Statement

 If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
                      1933, check the following box: [x].


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until Registrant shall file an amendment which specifically states that the Registration Statement shall thereafter become effective in accordance with Section 8 (a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

       SUBJECT TO COMPLETION -- PRELIMINARY PROSPECTUS DATED MAY ___, 2001

================================================================================
                                   PROPSECTUS
================================================================================


                    Maximum 1,875,000 Shares of Common Stock
                   ($15,000,000 if Sold at $8.00 per Share
                  and $46,875,000 if Sold at $25.00 per Share)

                     Minimum 218,750 Shares of Common Stock
                     ($1,750,000 if Sold at $8.00 per Share
                  and $15,000,000 if Sold at $25.00 per Share)


                          BIOQUEST INTERNATIONAL, INC.



         BioQuest International, Inc., is making this offering of 218,750 to 1,875,000 of its shares of common stock on a best-efforts, self-underwritten, Dutch Auction, minimum-maximum basis. As described in "The Company," BioQuest is a development stage company created to design, build and operate a comprehensive Internet portal and allied companies focused on alternative/complementary/integrated medicine.

         During this offering, shares are being offered at $8.00 per share minimum but, because of the Dutch Auction process being employed, purchasers may pay a price of up to $25.00 per share. Because shares are being sold by its principals, Peter J. Ewens and Roger Miller, on a self-underwritten basis (without the use of broker-dealers), there is no selling commission. If a minimum of 218,750 of shares is not sold during this offering (up to 90 days), investor funds relating to the shares will be promptly returned with all pro rata interest earned thereon.

         These securities have not been approved or disapproved by the Securities and Exchange Commission or any state securities commission nor has the Securities and Exchange Commission or any state securities commission passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

         No person is authorized to give any information not contained in the prospectus in connection with this offering and, if given or made, such information or representation must not be relied upon as having been authorized. This prospectus does not constitute an offer by any person within any jurisdiction to any person to whom such offer would be unlawful.

         These are speculative securities. See "Risk Factors" for certain factors that should be considered by prospective investors.

         Until June __, 2001 (25 days after the date hereof), all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a current copy of this prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


================================================================================
                The date of this Prospectus is April _____, 2001
================================================================================

Information contained herein is subject to completion or amendment. A Registration Statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the Registration Statement becomes effective. This Preliminary Prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sales of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                                TABLE OF CONTENTS

Descriptive Title                                                          Page

PROSPECTUS SUMMARY............................................................3
RISK FACTORS..................................................................3
CERTAIN PARTIES AND RELATED TRANSACTIONS......................................7
APPLICATION OF PROCEEDS.......................................................8
CAPITALIZATION...............................................................10
DILUTION.....................................................................10
THE COMPANY..................................................................11
FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT.........................29
SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
         AND THE PRINCIPAL SHAREHOLDERS......................................30
SELECTED FINANCIAL DATA......................................................31
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
         AND RESULTS OF OPERATIONS...........................................32
ANTICIPATED PUBLIC MARKET....................................................33
DESCRIPTION OF CAPITAL STOCK.................................................33
PLAN OF DISTRIBUTION.........................................................34
ERISA CONSIDERATIONS.........................................................36
LEGAL MATTERS................................................................36
EXPERTS......................................................................37
AVAILABLE INFORMATION........................................................37
APPENDIX I -- FINANCIAL STATEMENTS..........................................I-1
APPENDIX II - DUTCH AUCTION BID PROCESS WEBSITE............................II-1

                               PROSPECTUS SUMMARY

         Prospective investors are encouraged to read the prospectus in its entirety, including the risk factors and financial statements.

                                   The Company

    BioQuest International, Inc. was organized November 4, 1999 under the laws of Virginia as a privately held corporation and to exist as a holding corporation for the purposes of creating, establishing, acquiring, building and developing various wholly owned subsidiary companies, all allied within the alternative/complementary/integrative medical field. Our business address is 11217 Silverleaf Drive, Fairfax Station, Virginia; our telephone number is (703) 764-4464.

    We are a developmental stage company without any operations or revenues to date. Our shares are not listed on any exchange or market. We do not expect any listing to occur, if at all, for at least six to eighteen months. BioQuest raises at least %5,00,000 in this offering. Our auditors have expressed substantial doubt as to our ability to continue as a going concern unless this offering is successful. Our founders, directors and officers following the offering, will together own between approximately 91.8% of our shares if the minimum is sold and 77.8% if the maximum is sold.

The Offering

Plan of                     The  shares are being offered on a  best efforts,
Distribution                self-underwritten, all-or-nothing minimum, Dutch
                            Auction basis. Specifically, during this offering, the minimum offering is 218,750 shares while the maximum offering is 1,875,000. The minimum acceptable bid during this offering is $8.00 but, because of the Dutch Auctionprocess being employed, purchasers may pay a price of up to $25.00 per share. For details, see Appendix II, Dutch Auction
                            Bid Process Website, and www.bioquestipo.com.

Risks and Conflicts of      An  investment  in  BioQuest  involves  substantial
Interest                    risks due in part to the highly speculative nature
                            of our business plan. Risks and, respectively, conflicts inherent in investing in BioQuest are discussed under "Risk Factors" and "Certain Parties and Related Transactions."

Application                 of Proceeds The proceeds of the offering are
                            expected to be employed as outlined in "Application of Proceeds," with particular emphasis on completing the construction of our Internet portal, BatOutOfHealth.com, and implementing Stage I of the BioQuest Centre for Natural and Integrative
                            Medicine. As described in "Application of Proceeds",
                            "The Company" and "Plan of Distribution," in the event more than the minimum is sold, we intend to apply more capital toward implementing our business plan.


                                  RISK FACTORS

    Prospective investors should consider carefully, in addition to the other information contained in this prospectus, the following factors before purchasing the shares offered hereby. We are a very early stage development company. Investors should carefully consider the information presented, including risks relating to the absence of operations, uncertain market acceptance, competition, potential technical obsolescence, future capital needs and dependence on key personnel.

Risks Related to Our Financial Condition
----------------------------------------

NO OPERATING HISTORY. We were only recently founded and plan to commence operations in June 2001. Since our inception, most of our time and resources have been spent in obtaining interim financing and developing a business plan. Accordingly, we have no meaningful operating history upon which an evaluation of our prospects can be based. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in their early stage of development, particularly companies in new and rapidly evolving markets. To address these risks, we must, among other things, respond to competitive developments, attract, retain and motivate qualified persons and upgrade our technologies and commercialize products incorporating such technologies. Our success is dependent upon obtaining needed funding from intended operations as well as additional financing, whether from placement of our equity or debt or from third party funding sources. There can be no assurance that we will be successful in addressing such risks. We have incurred normal start-up expenses since inception and expect to operate at a loss for the foreseeable future. There can be no assurance that we will achieve or sustain profitability.

NO ASSURANCE OF PROFITABILITY. There can be no assurance that our products will be accepted in the marketplace or that there will be sufficient revenues generated for us to be profitable. We have not paid any dividends. Should our operations and proposed expansion prove to be profitable, it is likely that we will retain much or all of our earnings in order to finance future expansion. Moreover, we may be restricted from paying dividends to our shareholders under future credit or other financing agreement(s). Therefore, we do not presently intend to pay dividends, and it is not likely that any dividends will be paid in the foreseeable future.

OUR ABILITY TO CONTINUE AS A GOING CONCERN DEPENDS ON A SUCCESSFUL OFFERING. The independent auditors' report on our [August 23, 2000 financial statements] notes that the financial statements are prepared assuming we will continue as a going concern. Our ability to continue as a going concern depends on our successful completion of the offering and our ability to generate sufficient revenue from future operations. If we do not satisfy these two conditions, then we will need to dissolve the company.

Risks Related to This Offering
------------------------------

ACTUAL AMOUNT OF APPLICATION OF PROCEEDS IS UNKNOWN. The amounts set forth in the "Application of Proceeds" section indicates our proposed use of proceeds from this offering. At least as critically, the Dutch Auction nature of this offering leaves the proceeds a function of the outcome of the auction itself. Specifically, the gross proceeds could as low as $1,7500,000 and as high as $46,875,000. A significant portion of the net proceeds of this offering , after organizaion and offering expenses, has been allocated, among other uses, to investment in existing subsidiaries and proposed acquisitions. While we expect to use proceeds of this offering as outlined in "Application of Proceeds," we retain broad discretion as to the specific use of such funds. For example, as described in such discussion, if shares are sold at $8.00 per share, $350,000 (20%) of the funds raised are expected to be used for BatOutOfHealth.com if the 218,750 share minimum is achieved but increases to 4,275,500 (28.5%) at the 1,875,000 share maximum (again, assuming shares are sold in the Dutch Auction at the $8.00 minimum bid).

THIS OFFERING IS SELF-UNDERWRITTEN AND OUR PLAN OF DISTRIBUTION DIFFERS FROM TRADITIONAL PLANS. We plan to use a "Dutch Auction" as the primary method of distributing our shares. We will solicit offers to purchase from prospective investors through the Internet as well as by traditional means. The auction is open for purposes of receiving offers to purchase following the posting of the final prospectus on our website, which is located at www.bioquestipo.com. This method of distribution has the inherent risk that we will not sell the desired amount of securities or receive the desired price for those securities. If this were to occur, we would likely postpone or cancel the offering which could materially affect any future attempts to sell our shares in a public offering.

The Distribution of Our Shares Through a Dutch Auction, Without an Underwriter, Could Result in a Poor After- Market for our Shares. Because we are not using a traditional underwriter for this offering, there may be a greater risk that our common shares will not receive adequate support from securities firms in the after-market, through market-making and other activities. If this should occur, the market price for our common shares may decline.

ARBITRARY OFFERING PRICE; VOLATILITY OF STOCK PRICE; DILUTION. Our minimum price per share has been arbitrarily determined by our board of directors and bears no relationship to our assets, book value or net worth. The price at which shares may be purchased or sold in the future may be subject to extreme fluctuations due to such factors as actual or anticipated fluctuations in our operating results, selection of products, execution of new contracts, general market conditions and other factors. Moreover, our offering price per share is substantially in excess of our assets, less liabilities. Accordingly, this offering will result in immediate and substantial dilution of our net tangible book value per common share. Accordingly, investors in this offering will contribute assuming shares are sold at $8.0 per share, of our total funding to date between 68.6% if the minimum shares are sold and 94.1% if the maximum shares are sold but will own only 2.3% if the equity outstanding of the 218,750 share minimum is sold and 17.2% if the 1,875,000 share maximum is sold. Thus, investors who purchase shares offered hereby will experience immediate dilution based on the difference between their aggregate subscription price and the net tangible book value per common share.

ABSENCE OF A CURRENT PUBLIC MARKET; PUBLICLY REPORTING COMPANY NO TRADING MARKET FOR THE PURCHASE AND SALE OF THESE SHARES CURRENTLY EXISTS. We intend to list our shares for trading on the NASDAQ Small Cap Market or the NASDAQ Bulletin Board ("OTCBB"). In fact, we intend to be listed on the American Stock Exchange if we raise at least $5,000,000 in this offering. However, a purchaser of shares may not be able to liquidate his or her investment at this time, and shares may not be readily acceptable as collateral for loans. As a reporting company, we will be required to file quarterly reports on Form 10-QSB and annually on Form 10-KSB and, in each case, are required to provide the financial and other information specified in such forms. In addition, we would be required to file on Form 8-K if specified events occurred or upon the occurrence of other events which may be material to shareholders. No assurance can be given as to the liquidity of the trading market for our shares or that an active public market will develop or, if developed, will continue. If an active public market does not develop or is not maintained, the market price and liquidity of the shares may be adversely affected. Consequently, holders of shares acquired in this offering may not be able to liquidate their investment in the event of an emergency or for any other reason. Accordingly, prospective investors should consider the purchase of shares only as a long-term investment.

FORWARD LOOKING STATEMENTS. We have made statements in this prospectus and in the documents we file with the Commission that are considered "forward-looking statements" within the meaning of pertinent securities laws. Sometimes these statements contain words such as "will likely result," "are expected to," "will continue," "is anticipated," "estimate" or similar expressions or other similar words. These statements are not guarantees of our future performance and are subject to risks, uncertainties and other factors that could cause our actual performance or achievements to be materially different from those we project.

Risks Related to Our Business Operations
----------------------------------------

INFLUENCE OF MANAGEMENT AND POSSIBLE ANTI-TAKEOVER EFFECTS. Upon consummation of the offering, even assuming the maximum offering is sold, our management members will beneficially own 77.9% of the outstanding shares. As a result of this ownership, management will have significant influence over our management policies and corporate affairs. In fact, investors who purchase shares may not have the power to elect even a single director and, as a practical matter, current management will continue to effectively control BioQuest. Concentration of large amounts of our shares in the hands of management may also make more difficult any takeover or change in control not approved by such shareholders.

DEVELOPING MARKET; NEW ENTRANTS; UNPROVEN ACCEPTANCE OF BIOQUEST'S PRODUCTS. The market for our products and services has only recently begun to develop, is rapidly evolving and is characterized by a number of market entrants who have introduced or developed like products and services. As is typical in the case of a new and rapidly evolving industry, demand and market acceptance for recently introduced products is subject to a high level of uncertainty. While we believe that our products and services will offer significant advantages over existing alternatives, there can be no assurance. In particular, our anticipated product price structure will likely be subject to price erosion due to competition. Because the market for our products and services is new and evolving, it is difficult to predict the future growth rate, if any, and size of this market.

DEPENDENCE UPON SUPPLIERS. The development and implementation of our business plan is placing, and will continue to place, a significant demand on the allies and vendors on which we rely, some of which may have limited resources and capacity. In addition, certain of our suppliers, in turn, will rely on sole or limited sources of supply of components included in their products. Failure of such suppliers and vendors to adjust to meet our demands may prevent us from meeting our development and marketing deadlines which, in turn, could have a material adverse effect on our business, financial conditions and results of operations.

MANAGEMENT OF GROWTH. The rapid execution necessary for us to fully exploit the market window for our products and services requires an effective planning and management process. Our rapid growth is expected to place a significant strain on our managerial, operational and financial resources. In addition, basically all our administrative and marketing and sales staff is yet to be hired. To manage our growth, we must implement and improve our operational and financial systems to expand, train and manage our employee base. Although we believe that it has made adequate allowances for the costs and risks associated with this expansion, there can be no assurance that our systems, procedures or controls will be adequate to support our operations or that management will be able to achieve the rapid execution necessary to fully exploit the market window for our products and services. If we are unable to manage growth effectively, our business, operating results and financial condition will be materially adversely affected.

COMPETITION. The market for our products and services is new and rapidly evolving and subject to rapid technological change. We expect competition to intensify and increase in the future. Almost all of our current and potential competitors may have longer operating histories, greater name recognition, larger installed customer bases and greater financial, technical and marketing resources than we have. Such competition could materially affect our business, operating results or financial condition.

SEASONAL VARIATIONS IN RESULTS AND BUSINESS CYCLE EXPOSURE. As a result of our lack of operating history, we do not have historical financial data on which to base planned operating expenses. Accordingly, our expense levels are based in part on our expectations as to future revenues and to a large extent will be fixed. We may be unable to adjust spending in a timely manner to compensate for any unexpected revenue shortfall. Accordingly, any significant shortfall of demand for our products in relation to our expectations would have an immediate adverse impact on our business, operating results and financial condition. We plan to expand our field sales force and organization. There can be no assurance that such internal expansion will be successfully completed, that the cost of such expansion will not exceed the revenues generated or that our sales and marketing organization will be able to successfully compete against the significantly more extensive and well-funded sales and marketing operations of many of our current or potential competitors. In addition, we plan to increase operating expenses to increase our sales and marketing operations, develop new distribution channels and broaden its customer support capabilities. To the extent that such expenses precede or are not subsequently followed by increased revenues, our business, operating results and financial condition will be materially adversely affected.

GOVERNMENT REGULATION AND LEGAL UNCERTAINTIES. We are not currently subject to direct regulation by any government agency, other than regulations applicable to businesses generally, and there are currently few laws or regulations directly applicable to our products. However, it is possible that a number of laws and regulations may be adopted with respect to alternative medicine and international commerce, covering issues such as nutritional supplements being regulated by the Food and Drug Administration (F.D.A.) in the future. The adoption of any such laws or regulations could decrease the demand for our products and increase our cost of doing business or otherwise have an adverse effect on our business, operating results or financial condition. Moreover, there can be no assurance that export controls, either in their current form or as may be subsequently enacted in the U.S., Mexico, the Caribbean or elsewhere, will not limit our ability to distribute products outside of the United States. Any such export restrictions, new legislation or regulation or unlawful exportation could have a material adverse impact on our business, operating results or financial condition.

NO CURRENT EMPLOYEES. CURRENTLY WE HAVE NO EMPLOYEES. In fact, we won't have employees unless this offering is successful Accordingly, our performance is substantially dependent on the performance of our executive officers, most of whom have worked together for only a short period of time Given our early stage of development, we are dependent on our ability to attract, retain and motivate high quality personnel, especially management and highly skilled development teams. We do not have "key person" life insurance policies on any of our employees. The loss of the services of any of our executive officers or other key employees could have a material adverse effect on our business, operating results or financial condition. Our future success also depends on our continuing ability to identify, hire, train and retain other highly qualified technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we will be able to attract, assimilate or retain other highly qualified technical and managerial personnel in the future. The inability to attract and retain the necessary technical and managerial personnel could have a material adverse effect upon our business, operating results or financial condition.

PROPRIETARY TECHNOLOGY AND PROTOCOLS. Our success and ability to compete is dependent in part upon our proprietary technology and protocols. While we have no patents, we will rely on trademark, trade secret and copyright law to protect our technology. We believe that factors such as the technological, medical and creative skills of our personnel, new product developments, frequent product enhancements, name recognition and reliable product and services, medical maintenance are more essential to establishing and maintaining a technology leadership position. There can be no assurance that others will not develop technologies or protocols that are similar or superior to ours. We will generally enter into confidentiality or license agreements with our employees, consultants and vendors, as well as control access to and distribution of our documentation and other proprietary information. Despite these precautions, it may be possible for a third party to copy or otherwise obtain and use our products or technology without authorization, or to develop similar technology independently. In addition, effective copyright and trade secret protection may be unavailable or limited in certain foreign countries, and the global nature of international commerce makes it virtually impossible to control the ultimate destination of our products and services and/or the costs may be prohibitive to perfect these rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. Policing unauthorized use of our products is difficult. There can be no assurance that the steps we take will prevent misappropriation of our technology or that such agreements will be enforceable. In addition, in the future we may need to litigate to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. Such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results or financial condition.

RISKS ASSOCIATED WITH INTERNATIONAL EXPANSION. A key component of our strategy is our planned expansion into international markets. In particular, we intend to establish operations in the Caribbean by the end of 2001. If the international revenues generated by these products/services are not adequate to offset the expense of establishing and maintaining these foreign operations, our business, operating results or financial condition could be materially adversely affected. To date, we have no experience in developing localized versions of our products and services or marketing and distributing our products and services internationally. There can be no assurance that we will be able to successfully market, sell and deliver in these markets. In addition to the uncertainty as to our ability to expand our international presence, there are certain risks inherent in doing business on an international level.


                    CERTAIN PARTIES AND RELATED TRANSACTIONS

     Because of certain statutory and case law relating to broad discretion granted management of a company, typically directors and officers of a corporation are indemnified by and have limited monetary liability to its shareholders. Failure of management to satisfy its fiduciary responsibility to shareholders could subject management to certain claims.

     On January 1, 2000, we issued 4,000,000 shares of restricted common stock to Mr. Peter J. Ewens, our Chairman, Chief Executive Officer and record and beneficial owner of approximately 44.2% of our outstanding shares, in consideration and exchange for $21,000 and his services in connection with our organization.

     On January 1, 2000, Registrant issued 4,000,000 shares of restricted common stock to Mr. Roger Miller, Secretary, Treasurer and record and beneficial owner of approximately 44.2% of Registrant's outstanding common stock, in consideration and exchange for $21,000 and his services in our connection.

    Other than the foregoing purchase of shares in consideration and exchange for services, there have been no past transactions with BioQuest and its affiliates. Nonetheless, Peter J. Ewens, and Roger Miller have had a personal and business relationship for nearly 25 years. Mr. Miller has been Mr. Ewens personal tax advisor and Mr. Ewens and Mr. Miller have had majority ownership in two other corporations previously. Mr. Ewens and Mr. Miller have also made personal investments in the same investment opportunities together, in each case as minority shareholders. No other prior relationships exist within our management.

     While it is not expected to undermine professional representation or have any other adverse consequence, our securities counsel, Duncan, Blum & Associates, is being paid for services rendered through significantly reduced cash compensation and the issuance of warrants to exercise the purchase of 15,000 three years after the date of this prospectus.

     We may enter into transactions with our affiliates in the future. BioQuest intends to enter into any such transactions only at prices and on terms no less favorable to BioQuest than transactions with independent third parties. In that context, BioQuest will require any director or officer who has a pecuniary interest in a matter being considered to recuse themselves from any negotiations. Moreover, our Articles of Incorporation provide that any related party contract or transaction must be authorized, approved or ratified at a meeting of the Board of Directors by sufficient vote thereon by directors not interested therein or the transaction must be fair and reasonable to BioQuest. In any event, any BioQuest debt instruments in the future are expected generally to prohibit us from entering into any such affiliate transaction on other than arm's-length terms. In addition, a majority of the Board is (and must continue to be) neither an officer nor has a pecuniary interest (other than as a shareholder or Director) in any transactions with BioQuest. In turn, commencing immediately, a majority of the independent members of the Board of Directors (defined as having no pecuniary interest in the transaction under consideration) will be required to approve all matters involving interested parties.


                             APPLICATION OF PROCEEDS

    The net proceeds from the sale of our shares of common stock offered hereby, if sold at $8.00 per share and after associated organization and offering expenses, are estimated to be $14,342,000 if the maximum offering is achieved and $1,492,000 if only the 218,750 share minimum offering is achieved. See "Capitalization" below with regard to our current capitalization and that which will exist if the minimum or maximum offering is achieved.

     We expect that such net proceeds will be used to finance the development and expansion of our contemplated activities as well as for general corporate purposes. In the event only the minimum amount of funding is subscribed, we will concentrate our efforts primarily on completing the construction of our Internet portal, BatOutOfHealth.com, and establishing and outfitting Stage I of the BioQuest Centre for Natural and Integrative Medicine. For example, we anticipate conducting exploratory discussions in the future with potential strategic partners and/or acquisition candidates in the field of alternative medicine for our existing subsidiaries. Should any relationships develop from these discussions, it is anticipated that all such transactions would involve either an all-stock transfer or payment via a cash component and a stock component. The figures listed assume all such transactions will be part cash and part stock and include anticipated due diligence expenses. In the event that more than the minimum is subscribed, we intend to be more aggressive in implementing our business plan and further develop operations, personnel and projects, including other business allied with the alternative medicine field not carried on by our then-existing subsidiaries.

     Anticipated application of proceeds below does not, however, include cash flow from revenue. We anticipate receiving revenues from operations, but there can be no assurance that such revenues will be sufficient to generate positive cash flow before proceeds from this offering are expended. At anticipated levels of capital expenditures (so-called "burn rates"), proceeds from the minimum offering are expected to fund our operations for 6-12 months. However, investors are advised that, given the Dutch Auction process, the selling price could be a high as $25.00 a share, which would increase the gross proceeds to BioQuest to as much as approximately $46,875,000.

     The net proceeds from the sale of our shares of common stock being offered are the following, assuming the shares are sold at the minimum bid of $8.00 per share (see table following):

 MINIMUM OFFERING OF 218,750 SHARES: $1,492,000 after organization and offering expenses of $258,000.

    MAXIMUM OFFERING OF 1,875,000 SHARES: $14,342,000 after organization and offering expenses of $658,000.


                               GROSS PROCEEDS (1)


                                                                     $1,750,000              $15,000,000
                                                                     ----------              -----------
                                                                           Percentage               Percentage
                                                                 Dollar    Of Gross      Dollar     Of Gross
                                                                 Amount     Proceeds     Amount      Proceeds
                                                                 ------     --------     ------      --------

  Offering Expenses
        Accounting Fees                                           $30,000     1.7%         $30,000     0.2%

        Legal Fees (2)                                             35,000     2.0           35,000     0.3

        Printing and Related Costs                                 25,000     1.4           25,000     0.1

        Filing Fees (SEC & State)                                  34,000     1.9           34,000     0.2

        Software license Fee for Internet-Based Direct             25,000     1.4           25,000     0.2
   Public Offering

        Complete Web Site for Stage I(3)                           45,000     2.5           45,000     0.3

        Marketing - Internet                                       30,000     1.7          230,000     1.5

        Marketing - Non Internet                                   30,000     1.7          230,000     1.5

        Miscellaneous                                               4,000     0.2            4,000     0.1
                                                                    -----     ---            -----     ---

        Subtotal                                                  258,000     14.7         654,000     4.4
                                                                  -------     ----         -------     ---

   NET PROCEEDS                                                $1,492,000     85.3     $14,342,000     95.6
                                                               ==========     ====     ===========     ====

   Working Capital(4)                                             250,000     14.3       2,000,000     13.3

   Investment in Activities of Subsidiaries
       BatOutOfHealth.com                                         350,000     20.0       4,275,000     28.5

       BioQuest Centre for Natural and Integrative Medicine       500,000     28.6       4,000,000     26.7

       BioQuest Media Resources Group                             200,000     11.4       2,000,000     13.3

       BioQuest Seminar Program                                   192,000     11.0       1,066,500     7.1

      Proposed Acquisitions(5)                                          0      0         1,000,000     6.6
                                                               ----------     ----       ---------     ---

      Subtotal)                                                1,242,000      70.9     $12,342,000     82.2
                                                               ---------      ----     -----------     ----


(1) This presentation assumes all shares (218,750 minimum to 1,875,000 maximum) are sold at the $8.00 minimum bid. Because of the Dutch Auction process being used in this offering (where bids must be at least $8.00 but could range up to $25.00), any proceeds in excess of $15,000,000 will be allocated between working capital and Investment in Activities of Subsidiaries.

(2) Legal fees represent the cash portion only. Warrants for the issuance of stock in the amount of 15,000 shares, exercisable at $.01 per share at any time prior to three years from the date of this prospectus, will be granted in lieu of the cash balance of legal fees.

(3) A portion of the total cost of the completion of Stage I of BioQuest's web site will be granted in stock (16,000 shares). The figures listed represent the cash portion only.

(4) Portions of the proceeds of this offering will be used to pay salaries of our management. The figures listed represent amounts for a period of 6 months from the date of this prospectus. $367,500 of the $2,000,000 allocated to Working Capital at the $15,000,000 maximum raised, assuming $8.00 per share, will be used for salaries, representing 18.3% of Working Capital. $75,000 of the $250,000 allocated to Working Capital at the $1,750,000 minimum, again assuming $8.00 per share, represents 30% of the contemplated Work Capital. These percentages would be proportionately smaller to the extent shares are sold at prices above $8.00 per share.

(5) Proposed acquisitions, if any, will be in other business allied with the alternative medicine field but not carried on by our then existing subsidiaries.

                                 CAPITALIZATION
                   [Data to be revised as of December 31, 2000
                    and to reflect the new higher minimum.]

     The following table sets forth (i) our capitalization as of August 23, 2000; and (ii) our pro forma capitalization on the same date, reflecting (a) the sale of the 218,750 shares offered hereby, for estimated net proceeds of $3.87 per share, if only the minimum offering is sold at the $8.00 minimum price; and
(b) the sale of 1,875,000 shares offered, for estimated net proceeds of $7.65 per share, if the maximum offering is sold at the $8.00 minimum price. (See "Application of Proceeds" and "Description of Capital Stock.")


                                                                                                          As Adjusted
                                                                                                          -----------
                                                                                      Actual        Minimum        Maximum
                                                                                      ------        -------        -------
Shareholders' equity Common stock, par value; 25,000,000 shares authorized;
9,040,473 shares issued and outstanding; 9,102,973 (Minimum) and 10,915,473
(Maximum) shares to be issued and outstanding, as adjusted                                   $0             $0              $0

Additional Paid-in capital                                                              842,210      1,084,210      15,184,210

Stock subscription receivable                                                         (265,000)      (265,000)       (265,000)

Deficit accumulated during the development stage                                      (152,067)      (152,067)       (152,067)
                                                                                      ---------      ---------       ---------

Total shareholders' equity and total capitalization                                    $425,143       $667,143     $14,767,143
                                                                                       ========       ========     ===========


                                    DILUTION
               [Data to be revised as of December 31, 2000 and to
                        reflect the new higher minimum.]

     The following table sets forth the percentage of equity the investors in this offering will own compared to the percentage of equity owned by the present shareholders, and the comparative amounts paid for the shares by the investors as compared to the total consideration paid by the present shareholders of BioQuest. (See "Description of Capital Stock," "Risk Factors" and "Capitalization" for a more complete discussion of total number of shares and associated rights and consequences.) This presentation assumes all shares (218,750 at the minimum and 1,875,000 at the maximum) are sold at the $8.00 minimum bid. Because our shares are being sold pursuant to a Dutch Auction (where bids must be at least $8.00 but could range higher), the resulting dilution would be proportionately reduced.

Dilution for $1,750,000 Offering (1)

Initial public offering price per share                                                 $8.00    (100.0%)

         Net tangible book value per share before offering                              0.05      (0.6%)
         Increase per share attributable to new shareholders                            0.02      (0.3%)

Pro forma net tangible book value per share after offering                              $0.07    (0.9%)
                                                                                        -----
Total dilution per share to new shareholders                                            $7.93    (99.1%)
                                                                                        =====

                                 Shares Purchased                      Total Consideration
                                 ----------------                      -------------------
                                                                                                        Average Price
                            Number             Percent               Amount            Percent            Per Share
                            ------             -------               ------            -------            ---------
Existing Shares           9,040,473             99.3               $ 842,210            62.7               $ .09

New Shares                  218,750              0.7                 500,000            37.3                8.00
                            -------              ---                 -------            ----                ----

                          9,102,973            100.0              $1,342,210           100.0               $ .15
                          =========            =====              ==========           =====               =====


Dilution for $15,000,000 Offering (2)

Initial public offering price per share                                                 $8.00   (100.0%)

         Net tangible book value per share before offering                              $0.05   (0.6%)
         Increase per share attributable to new shareholders                            $1.30   (16.3%)
                                                                                        -----
Pro forma net tangible book value per share after offering                              $1.35   (16.9%)
                                                                                        -----
Total dilution per share to new shareholders                                            $6.65   (83.1%)
                                                                                        =====

                                Shares Purchased                      Total Consideration
                                ----------------                      -------------------
                                                                                                     Average Price
                           Number             Percent               Amount             Percent          Per Share
                           ------             -------               ------             -------          ---------
Existing Shares           9,040,473             82.8               $842,210                5.3           $0.09

New Shares                1,875,000             17.2             15,000,000               94.7            8.00
                          ---------             ----             ----------               ----            ----

                         10,915,473            100.0             15,842,210              100.0           $1.45
                         ==========            =====             ==========              =====           =====

(1) Assumes issuance and sale of 218,750 of our shares during this offering period in addition to the 9,040,473 shares currently outstanding.
(2) Assumes issuance and sale of 1,875,000 of our shares during this offering period in addition to the 9,040,473 shares currently outstanding.


                                   THE COMPANY

Introduction

     BioQuest International, Inc. was organized November 4, 1999 under the laws of Virginia as a privately held corporation and to exist as a holding corporation for the purposes of creating, establishing, acquiring, building and developing various wholly owned subsidiaries, all allied with the alternative/ complementary/ integrative medicine field. We are a development stage company which has no current operations, and has therefore generated no revenues. While we anticipate fully developing these entities and generating revenues, there is the possibility that we will not be able to do so if this offering is no successful.

     During the late summer of 2000, we received gross proceeds in the amount of $800,210 from the sale of a total of 533,473 shares of common stock at $1.50 per share, in an offering conducted pursuant to Section 4(2) of the Securities Act of 1933 and Rule 506 of Regulation D promulgated there under. The proceeds from such private placement are being used to fund a portion of the Stage I development of our web-site and to fund the marketing strategies for the Direct Public Offering over the Internet. We intend to raise capital, through this offering, pursue specific targeted business development opportunities and build and expand our entities currently under development as our basis for growth and profitability.

     The field of alternative/complementary/integrative medicine is a field which, over the past 10 years, has grown exponentially, and which is expected to continue to do so over the next 10-20 years. This is principally due to a number of factors, including the emergence of HMO's that has eroded the one-on-one patient/doctor relationships of generations past. It also has to do with the evolution of a well informed and better-educated consumer, many of whom mistrust the profit-driven motives of giant pharmaceutical companies and the potential side effects of chemically based drugs. While in the past, alternative medicine has been largely misunderstood due a lack of centralized information resources available to the masses, it is being rapidly brought into focus by the onset of the electronic age and, more specifically, the Internet. The field is also highly fragmented, being made up of hundreds of thousands of individual practitioners in dozens of disciplines, each following their own practice, perhaps belonging to a loosely knit association, and all longing for a more competitive, cost-efficient and cohesive way of doing business in the 21st century.

     All of these elements, and many others, have created a wealth of opportunity for us. It is, therefore, our mission to fill a major void in the marketplace by providing the most comprehensive database of information on medical alternatives and research available; providing the consumer a base of knowledge through a full spectrum of educational instruction on a condition-specific basis; and finally by furnishing our users an extensive selection of resources appropriate for the prevention and/or treatment of a condition, malady, illness or disease particular to them. In order to carry out our mission, we have meticulously drafted a master blueprint of operating entities that are designed to work in complete harmony with one another in an effort to insure that each section of the entire loop is achieved and to guarantee that the cooperative marketing efforts are maximized while concurrently maintaining spending efficiencies at peak labels in order to derive the highest profits possible.

The Proposed Operating Subsidiaries

     BioQuest International Inc. has been uniquely structured by combining existing businesses that BioQuest will acquire with businesses that it will develop internally for two principal reasons. First, to enable the overall company to fold in businesses which have a synergistic appeal within the field of alternative medicine, and which fit strategically into its master business model; have been formed and, have a beginning infrastructure; have a historical track record; have begun to generate revenues; have solid and proven management; have the need for capital to properly execute their business plan and to grow the business; and have the need for a well-designed, comprehensive marketing plan and strategies in order to facilitate their plan and achieve their goals. Second, by infusing each of these operating entities with sufficient capital, in addition to providing the proper marketing drivers and marketing management through the creation of internally developed entities, we will significantly increase the revenues and earnings of all business operations, existing, acquired and startup. It should further be noted that this also provides an essential opportunity to cross-market between and amongst companies, creating substantial cost and revenue producing efficiencies within the complete system.

     The following is a brief summary on each of the companies in the process of development:

(1) BatOutOfHealth.com has not yet generated revenues or profits and is currently under construction. It has been designed to be the most comprehensive Internet portal within the field of alternative medicine. This portal will provide a single source site for medical practitioners, individual consumers and companies to go for information, education, research, products and services related to health and well being through non-allopathic, natural, holistic and alternative/complementary therapies. The principal focus will be on those preventative therapies employed and practiced in order to avert disease through a combination of various disciplines and modalities that have been proven to promote wellness. Alternative/ complementary treatments are available for those who demonstrate that need. It should be noted that this site has been structured to become a profit-driven e-commerce site, with B2B and B2C capabilities, and is not merely an informational site.

     Our business model will use comprehensive information on alternative medical preventive therapies, protocols and treatments for conditions, maladies, illnesses and diseases, as well as state-of-the-moment research on new treatments, as its initial draw for users to our website. Built into our site architecture will be personalized software, enabling us to direct only information of interest and need to each individual user. In this way, a user clicks onto BatOutOfHealth.com and is given a full menu of conditions to choose from. Once users click on one condition, they will see information specific to that condition. This information will include ways in which to prevent or avert a condition. Information on curative treatments or therapies will also be given for each of the alternative medical disciplines which applies to that condition. As an example, potential treatments or therapies relating to lower back pain may include chiropractic, yoga, massage, acupuncture, etc.

     Once the user has been educated as to the approaches or alternatives available to them, we will provide resources to such persons, enabling them to seek out prevention or treatment. These will include, but not be limited to, further information in the way of books, tapes, CD's, or seminars, lists of practitioners or clinics in their area or elsewhere, as well as products such as nutritional supplements, herbs and vitamins.

     With the personalized software embedded in our back-end architecture, each time a user clicks or links onto a new area, we use that information to further tailor our informational offering to each user. When they purchase items, we know what, when and how much they purchased and, upon their return to the website, we will tailor products identical or similar to what they ordered on previous visits, to them on this current visit.

     Our users will be asked to register. This registration process will give us additional information on each user who registers including their name, address, phone number, email address, age, sex, income level, etc. From this date we will create our own user database which we will use to market special offers or promotions, whether via email or traditional memo.

     In structuring this site to become a profit-driven e-commerce site, we have carefully developed each of the potential revenue producing areas. These include:

         Retail Product Sales Transaction Fees
         -------------------------------------
         We will charge each company that lists its products on our site a one-time set up fee for each product placed in the site catalog. This set up fee includes two pictures of each product, a thumbnail 64K photo and an enlarged 250K photo. In addition, as each product is sold, we will charge a sales transaction fee of a negotiated percentage of the total price for each vendor individually, such percentage dependent upon a number of factors (such as size of market share, the number of products carried, etc.).

         Direct Sales of Private Label Products
         --------------------------------------
         We will sell selected line of products under our private label brand. These items will carry attractive gross profit margins.

         Wholesale Product Sales Transaction Fees
         ----------------------------------------
         These sales will be made primarily to practitioners such as chiropractors, naturopaths, acupuncturists, etc. These will include most of the products carried or sold retail and will also include equipment used by them in their practices. Similar transaction fees as retail product sales will apply.

         Licensed Dealers
         ----------------
         Many of our practitioners will establish themselves as licensed dealers of various BioQuest branded products. These practitioners will purchase products at below wholesale costs, will display and market these products in their offices and will avail themselves of all company advertising and marketing in the overall promotions and sale of these products to the consumer.

         Yellow Pages
         ------------
         Practitioners and companies selling alternative/complementary medicine related products and services will have the opportunity to place "yellow page" ads, similar to the phone book yellow pages, on our site for a yearly fee based upon size and design of the advertisement.

         Intra-Web Sites/Hosting Fees
         ----------------------------
         Alternative medical practitioners and companies may want to have, use develop and host their sites within ours. We will charge them a web design fee and a monthly hosting fee for this service.

         E-Banner Advertising
         --------------------
         We will sell e-banners in hundreds of locations throughout our website. The revenues generated will be from banner design and set up, as well as "click through," fees.

         E-Mail Advertising
         ------------------
         We will e-mail our users and members on a regular basis. We will sell e-mail tag-line advertisements with embedded hyperlinks. We will derive revenues from this source on a click through basis as well.

         Pay Per View Events
         -------------------
         We will feature various seminars, lectures and other events on a pay per view basis. Many of these will be live-streamed while others will be archived and available at any time. Alternative media format will be available on videotape, CD's and DVD through our shopping mall.

         Link Fees
         ---------
         Once we have built an established traffic base to our site, we anticipate that companies will pay us for embedding hyper-links to their sites. We will charge an annual or multi-year fee based upon average site traffic to the page of link origination.

         Print Media Advertising
         -----------------------
         We will mail to each of our members a quarterly 12 page, four color printed magazine that will highlight major features on the site and list all upcoming events. Advertising fees for companies or practitioners placing ads in our magazine will vary according to type, size and frequency of insertion.

         Want Ads
         --------
         Users and practitioners alike will have the ability to post want ads on our site in order to sell new and used products, equipment, etc. related to natural and alternative medicine. We will charge fees on a per line/per month basis.

         Membership Fees
         ---------------
         We anticipate that a percentage of our users will register to become members. This will entitle them to receive special benefits which may include discounts on products and services and offers to members only. We will charge an annual fee to all members.

     It should be noted that our portal, while operating as its own separate entity with the expectation of producing its own revenues and profits, also serves a critical function of being the electronic marketing driver for each of the other "brick and mortar" business entities within the BioQuest International "family". In that regard, we will derive revenues from each of these entities, described below, as we drive customers and business to them. We will charge fees to them, based upon the average cost of acquiring a new customer from traditional marketing resources.

     In order for BatOutOfHealth.com to drive users or visitors to its website, it has developed a comprehensive marketing plan. Our target consumer market is:

o Individuals residing in North America (According to Forrester Research, over 40% of the Internet user population currently resides on the North American continent.);
o        18-55 year olds;
o        Primarily female;
o        Actively concerned about health;
o        Uses the Internet several times per week;
o        Exists in the upper 50% of the socio-economic demographics; and
o Has a minimum of a high school education, with better than 70% having some college and 35% having degree.

         Our target business market is:

o        Chiropractors;
o        Naturopaths;
o        Acupuncturists;
o        Homeopaths;
o        Osteopaths;
o        Herbalists;
o        Body workers;
o        Spiritualists; and
o Manufacturers and distributors of nutraceuticals, equipment and products.

         We will employ strategies in the following areas, all designed to identify and drive users to our site:

o        Purchase of keywords;
o Placement of banner ads, with hyper-links to our site, on key portals and service providers;
o        Registration on all major search engines;
o E-mail ads sent to highly targeted lists of alternative medical, natural health and health and fitness advocates;
o        Direct mail to the same populations as e-mail; and
o Print ads in select alternative health and health and fitness periodicals.

(2) THE BIOQUEST CENTRE FOR NATURAL AND INTEGRATIVE MEDICINE is being developed and is dedicated to the administration of efficacious alternative, natural treatment modalities to patients from around the world who are afflicted with various diseases. BioQuest has selected The Caribbean as its choice for the location of this facility, in order to provide an ideally situated, relaxed, upscale environment, which will be conducive to the integrative healing and recovery of the patient. BioQuest will incorporate case-specific treatment protocols that combine or "integrate" those modalities which have been demonstrated to be the most efficacious, with the least side effects, and which may include alternative, complementary and allopathic (traditional) therapies. Of equal importance is the recognition that the patient is a holistic person, one that is intimately connected and not just an arrangement of body systems, parts and organs. In addition to treating the physical being, we must integrate a harmonious, synergistic approach that addresses the mental and spiritual components that are interrelated to one's health, balance and wellness.

     This facility will house a treatment clinic offering principally outpatient services, but will include a limited number of inpatient rooms, along with a state-of-the-art research center devoted to finding new, effective, natural treatments for disease and illness. The Centre will also train professional doctors and medical practitioners, from countries throughout the world, in the specific methods and techniques used in administering these highly effective treatments and therapies. The training component will be added during Phase II of the development of The Centre, anticipated to occur in 2002. It is important to note that this facility will not have the "look and feel" of a traditional clinic or hospital. In our Centre, you will not see staff members wearing white coats or carrying stethoscopes around their necks. The reason is simple. Many, if not most of the patients we will treat, have been through the conventional medical system, where they have undergone surgery, radiation, chemotherapy and the like. They have come to us because traditional medicine has failed them. We believe that the last thing they want to see is another medical institution that looks and feels like one more potential disappointment.

     The treatment, techniques and methods the Centre's doctors will employ are all modalities that have been proven through extensive research, as well as years of positive results through their administration to thousands of satisfied patients in clinics and hospitals throughout the world.

     The doctors and other medical practitioners and professionals we have, and will hire, will be recruited in a variety of ways. Our first source will be via our Internet Portal under the "Join the Team" career opportunities section of the site. Both currently available and anticipated positions will be listed and e-mail or faxed resumes will be solicited in response to those position openings.

     In addition, many of our medical professionals will come as referrals and through other "word of mouth" avenues. A referral fee will be awarded to each employee who refers someone who ultimately is hired by us.

     Further, we are working with a number of state and national professional associations to identify those practitioners who may wish to join us. We will also begin working with several medical placement agencies on an as-needed basis. It should also be noted that we intend to hire a number of native professionals native to the island we settle on to work within the Centre.

     To date, we have successfully recruited not less than six medical professionals who have committed to coming on board once the Centre is up and running. Such professionals have further agreed to bring with them those patients who want to continue treatment with that particular doctor and who are willing to travel to the Caribbean for treatment.

     Patients will come to us from a wide variety of resources. These include, but are not limited to:

o        Word of mouth from current and former patients;
o        Patient's who come to us via BatOutOfHealth.com, our Internet portal;
o        Referral from our Seminars Program;
o        Referrals from our network within the entire Alternative
         Medical community;
o        Referrals from the conventional medical community; and
o        Advertising in select periodicals and related publications.

     Some of the treatments and therapies we will employ, individually or in combination, are:

o        Hyperthermia

         Hyperthermia is the clinical application of therapeutic heat used primarily in the treatment of certain cancers, and the reduction of cancer-associated pain. Research has proven that blood vessels in normal tissue actually open up, or dilate, when heat is applied in an effort to flush out the heat and cool down the cell environment. Because a cancerous tumor is a tightly packed group of cells, blood circulation is restrictive and sluggish. When heat is applied to the tumor, the temperature of these cells begins to rise while normal tissue and cells are kept stabilized by the increased blood flow. Because of the restrictive blood flow in the tumor, the temperature continues to rise to destructive levels. In most cases, this requires an increase in the inner-cellular temperature of only 4(0)F. This process continues over a period of time even after the treatment, resulting in vital nutrients and oxygen being cut off from the tumor cells. The tumor cells are now extremely susceptible to destruction by radiation or additional heating. The process is continued until the tumor is destroyed or at least reduced.

o        Colon Therapy

         Colon therapy, a detoxification process, traces its roots back to ancient Egypt, India and China. The colonic irrigation, using the gravitational method, is an internal bath that helps cleanse the colon of poisons, gas and accumulated fecal matter. It is widely believed that some of these toxins may be reabsorbed into the bloodstream. Unlike an enema, it does not involve the retention of water. Colon therapy is used to help with conditions such as digestive disorders, skin problems, chronic fatigue, headaches, fibroids and back pain.

o        Chelation Therapy

         The word chelation is derived from a Greek word ("chele") that means claw, like that of a scorpion or crab. The concept of chelation is based on the observation that when a certain amino acid complex called EDTA (ethylene-diamine-tetra-acetic acid) comes in contact with certain positively charged metals and other substances (such as lead, iron, copper, calcium, magnesium, zinc, plutonium and manganese), it grabs them (hence the chele, or claw) and removes them. Thus, chelation therapy is the process of removing from the body the undesirable ionic material by the infusion, or taking orally, of an organic compound which has suitable chelating properties.

         EDTA is a synthetic amino acid first used in the 1940's for treatment of heavy metal poisoning. It is widely recognized as effective for that use as well as certain others, including emergency treatment of hypercalcemia and the control of ventricular arrhythmias associated with digitalis toxicity. Studies by the National Academy of Sciences/National Research Council in the late 1960's indicated that EDTA may be effective in the treatment of occlusive vascular disorders caused by arteriosclerosis. EDTA grabs metallic cation (such as lead or calcium) from the body and forms a stable compound that is then excreted from the system. The stability of this bond is vital to success in chelation therapy. If the bond is weak, other chemicals can break this bond to form their own compounds.

         One way to think about chelation process is the way we unclog our drains. We add a chemical to our drain. This chemical dissolves the blockage. The resulting compound is removed from the drain using our existing system.

         Chelation therapy is considered to be an effective first step treatment for atherosclerotic vascular disease. It is an alternative to bypass surgery or interventional cardiac catheterization techniques of thrombolysis and balloon angioplasty.

o        Acupuncture

         Acupuncture literally means "needle piercing," the practice of inserting very fine needles into the skin to stimulate specific anatomic points in the body, called acupoints, for therapeutic purposes. Along with the usual method of puncturing the skin with the fine needles, the practitioners also use heat, pressure, friction, suction or impulses of electromagnetic energy to stimulate the points. The acupoints are stimulated to balance the movement of energy (Qi) in the body to restore health.

         Fundamental to Chinese philosophy and Acupuncture is the concept of energy. The Chinese believed all phenomena in the universe, including human beings, to be part of an energy field. Energy was seen as preceding and permeating all matter: matter itself being a concentration of energy. The human body is also permeated by energy or Qi which circulates continuously throughout the body. This "vital energy" keeps the blood circulating, warms the body and fights disease. Qi flows along certain pathways, called meridians or channels, forming a network within the entire body and linking all parts and functions together so that they work as one entity. There are 12 main channels, each connected to an internal organ, and many subsidiary channels, all of which follow a set pathway in the body.

         Acupuncture is a method of using fine needles to stimulate the Qi of the body, thereby affecting the energy balance of a person. If the flow of Qi is disturbed; if the Qi does not move smoothly through the channels; if the Qi is blocked, too weak or too strong, then disease will occur, sooner or later. The aim of acupuncture treatment is to correct the flow of Qi by inserting needles into particular points along the channels, thereby bringing about a change in a part or function of the body. There are hundreds of acupuncture points and each will affect the Qi in a somewhat different way. Change in the energy balance of the body precedes physical change so that acupuncture can be used preventatively, encouraging the body to heal itself by correcting the Qi before a serious illness can develop.

         Acupuncture is primarily used in the United States for the treatment of chronic pain conditions such as arthritis, bursitis, headache, athletic injuries and posttraumatic and post surgical pain. It is also used for treating chronic pain associated with immune function dysfunction such as psoriasis (skin disorders), allergies and asthma. Acupuncture is also found to be effective for the treatment of mind-body disorders such as anxiety, chronic fatigue, irritable bowel syndrome, hypertension, insomnia, PMS, menopausal symptoms and depression. Some modern application of acupuncture is in the treatment of disorders such as alcoholism, addiction, smoking and eating disorders.

o        Chiropractic

         Chiropractic is one of the largest primary health care professions in the world after medicine and dentistry. Chiropractic is one of the descendants from the manual medicine of Hippocrates who, over 2000 years ago in Ancient Greece, advocated manipulation of joints. Early Chinese, Hindus, Egyptians and Babylonians are known to have used physical manipulation to treat a whole range of health problems. The word Chiropractic derives form the Greek Chiero, or hand, and Praktos, to use, and means literally "done by hand," or manipulation.

         D.D. Palmer, a late nineteenth century Canadian healer, was the founder of modern chiropractic. He propounded the fundamental principles on which chiropractic was then based, following Hippocrates' idea that we should look to the spine for the basic cause of disease. He believed that if sections of the spine were disturbed in any way, they could cause interference with nerve impulses which travel through the spinal cord. Adjusting those parts of the spine which were disturbed was thought to help the nerve impulses to travel freely.

         Chiropractic is used in the treatment of a wide variety of ailments and pain, including lower back pain, headaches, pain in the shoulder, arms, hand, hip, neck, thigh, knee, calf, ankle or foot.

o        Homeopathy

         In conventional medicine, symptoms are considered to be a manifestation of the disease. Drugs are given to kill the bacteria causing it, or to dampen the symptom of the condition. Homeopaths, on the other hand, see the symptoms as the body's attempt to heal itself. They see the symptom as a positive sign that the body's defense mechanism is trying to fight the underlying cause and, by this reasoning, they insist that the symptoms should not be suppressed as we are working against the body's attempt to cure it.

         The laws of homeopathy are the law of similars, the principle of minimum dose and prescription for the individual. The principle that like shall be cured by like, or similia similibus carantur in Latin. This principle, recognized by physicians and philosophers since ancient times, became the basis of Hahnemann's formulation of the homeopathic doctrine: the proper remedy for a patient's disease is that substance that is capable of producing, in a healthy person, symptoms similar to those from which the patient suffers.

     Each of the therapies and treatments employed play an important role in carrying out our overall philosophy that recognizes that each patient is a holistic person, or one that is intimately connected. We realize that our mental, physical and spiritual components are all interrelated relative to one's health, balance and wellness.

     We begin our process of treating patients by gathering as much information about the patient as possible. In many cases, it requires performing tests to further refine the diagnosis. We then look at each individual patient from every possible angle, with doctors and practitioners from many disciplines evaluating each patient. Once this has been completed, we begin to put together a series of protocols which will work synergistically with one another in achieving a well state in each patient. We believe that no one therapy can achieve by itself what perhaps six or eight therapies combined at once , under disciplined protocols, may achieve.

     The facility we are seeking to house the BioQuest Centre for Natural and Integrative Medicine will ideally be on the water, and will be complete with accommodations for patients and their guests/significant others who will travel with them; a full restaurant for the preparation of highly specialized nutritional meals; a swimming pool and exercise facility; examination and treatment rooms; a lecture hall and video theatre; and an administration center. This facility will also contain sufficient expansion space which will allow for the growth of the Centre over the next 5-7 years.

(3) The BioQuest Seminar Program is a business component being established to provide a grass roots approach to educating the general public as to ways in which they can increase their overall feeling of health and well being. The seminar programs will be directed by Dr. James Chappell, a retired chiropractic and naturopathic physician, clinical nutritionist and medical herbalist, who has treated over 7,000 patients in his 30 year career. The outreach mission of the seminar program will be accomplished through lectures, seminars, symposiums, conferences, classes and retreats and will be given in all major markets throughout the United States and in select cities abroad. The topics covered in each of these venues will focus on health and well being, and will provide a valuable forum and structure for participants to "live the experience" while involved, and then take such education and experience home and put it into active daily practice.

Several of the topics are:

o        "There Is No Incurable Disease"
o        "Immunologic Rejuvination"
o        "Systematic Detoxification"
o        "Wellness Education"

Among the conditions addressed are:

o        Heart Disease
o        Cancer
o        AIDS
o        Alzheimer's Disease
o        Diabetes
o        Arthritis
o        Chronic Fatigue Syndrome
o        Herpes
o        Sexual Dysfunction
o        Depression
o        Allergies
o        Colds
o        Flu

(4) BioQuest Media Resources Group has been created to support each of the operating subsidiaries through its use of and promotion through traditional media resources. These include: newspaper, radio, television, cable, infomercials, live-streaming audio and video broadcasts on the Internet as well as newsletters.

     The first enterprise underneath the Media Resources Group umbrella to be developed is a monthly newspaper (to be named) that will focus on "truth journalism" reporting on topics that are little known to the public, and yet are of great concern regarding our health and well being. The President of BioQuest Media Resources Group is Ms. Nicole Shoong, formerly Editor in Chief of the California Sun, a regional newspaper that focused on exposing potential threats and dangers to mankind. BioQuest's intent is to establish distribution of this publication within every major market in the U.S. and to include it as an on-line publication within BatOutOfHealth.com, our proposed Internet portal. We intend to utilize existing distributors, and will establish health food stores and alternative medical practioner's offices as our primary channels of distribution. In addition, editions will be mailed to all paid subscribers.

     The second entity to be developed is Heart to Heart Radio, a weekly radio talk show which will be syndicated nationally and will feature Ms. Nicole Shoong and Dr. James Chappell, formerly the hosts of the Shoong and Chappell Show, a regional weekly broadcast in California and operating with a similar format. Heart to Heart, hosted by Nicole Shoong and Dr. James Chappell, offers a featured guest each week who is preeminent in his or her discipline within the health industry. The shows will also be aired via live-streaming broadcasts through our contemplated Internet portal, BatOutOfHealth.com.

(5) The BioQuest International Health Foundation will be set up as a non-profit foundation, which will channel private charitable contributions and government grants and funding into the research of new treatment protocols, as well as providing treatment, through The BioQuest Centre for Natural and Integrative Medicine, to a group of patients that are financially less fortunate.

Future Acquisitions

     We have identified a number of synergistic business areas which fit our master business model. Initially, possible acquisitions would be in activities already being conducted by our then existing subsidiaries. However, we do intend to establish additional profit centers in the future. These include, but are not limited to, wellness retreat centers, alternative medical publications, direct mail nutritional supplement marketing companies, nutritional supplement manufacturing operations and a strategic alliance with a major health insurance carrier for the purposes of underwriting an alternative health only major medical insurance plan. We have investigated a number of business and acquisition opportunities and have performed preliminary due diligence on several. It is our intent to use a portion of the proceeds of this offering to continue the due diligence process on these projects (which may include third party feasibility studies where management considers such studies prudent to complete the due diligence).






                   [Balance of page intentionally left blank]

                         [Organizational Chart Graphic]

Business Potential

     In the future, BioQuest will develop additional strategic allied markets and products and acquire additional companies providing fundamental synergies toward the overall growth and development of BioQuest. We are committed to becoming the dominant provider of information, education, products and services related to integrative/alternative/complementary medicine throughout the world. We believe it is essential to provide a "complete loop" that offers the consumer a comprehensive base of information, a process of education, and finally, resources for purchase, implementation and treatment of products, services, methods, disciplines and therapies specific to their individual wants, needs, makeup and situation. In pursuit of this mission, and in order to achieve this preeminent status, we will employ four key business strategies throughout our growth and development.

o Dedicate our resources to the development and marketing of information, educational resources, products, services and sources for the establishment and maintenance of health and well being in addition to sources for the treatment of illnesses and diseases within the alternative/integrative/complementary medicine domain, to the greatest number of people possible, on a global scale.

o Penetrate target markets through comprehensive consumer and institutional oriented marketing strategies. Drive toward market saturation through aggressive and effective advertising and promotion for all of the products and services we offer, and consolidate and direct all effort toward building the BioQuest brand.

o Within all elements of brand and product development for market readiness, adhere to the philosophy of differentiation such that our presence, products and services stand out and stand alone within each of our categories.

o Maintain our competitive edge over time through the development and implementation of new breakthrough technologies and processes; the creation of new products that establish distribution within additional niche-oriented segments of the market; and invest in new technological developments via strategic alliances, partnerships, joint ventures, acquisitions and consulting agreements.

     In examining the market conditions relative to our overall business model, we believe we are in a fertile market for our products and services as indicated by the following:

o We have a very large consumer base/market size with over 80 million baby boomers in the U.S. alone, a segment of the population which is increasingly concerned with slowing the aging process, preventing disease, optimizing health and improving their overall quality of life as they approach or enter mid-life.

o In addition, the generation X population is better educated, have higher incomes and demonstrate an established and growing regard for health and fitness that exceeds that of previous generations.

o Today, 45% of all Americans take vitamins, supplements, herbal products or dietary aids on a daily basis, with an additional 23% who do so several times per week. (1)

o The explosive growth of the "nutraceutical" market, which includes all dietary supplements, is an $86 billion industry. (2)

o A pendulous shift from conventional medical care and practices to alternative therapies and treatments has taken place within the past decade. Americans in 1998 made 425 million visits to alternative medical practitioners, versus 388 million visits to conventional primary care physicians. They also spent $27 billion out of pocket on alternative care, compared to $29 billion in un-reimbursed physicians' services. (3)

o The "War on Cancer" is being lost, through billions being spent on cancer research, the incidence rate having increased by 18%, and the mortality rate having increased by over 6% over the past 30 years. (4)

o According to the American Cancer Society, 1.5 million new cases of cancer were diagnosed in 1999, with nearly 600,000 dying in the U.S. Predictions indicate that one out of three of us will develop cancer in our lifetime, which is 88 million people in the United States alone. This creates a significant opportunity for BioQuest and anyone else that possesses proven and effective means for treating cancer patients. Nearly 80% of all patients treated in our Centre initially will be those who conventional medicine has failed. Over time through the education process to be administered via our Internet portal, we will get to these patients much earlier, and will arm them with natural alternatives, which they may choose over those available within conventional medicine. (4)

o The pandemic spread of HIV/AIDS has infected more than 200,000 people in the U.S. in the last decade. More than half have died, most within 4 years of showing symptoms of the disease. The Centre for Disease Control (CDC) reports that 2.2 million Americans now carry the HIV virus, but are not yet symptomatic. Global estimates are very low due to a lack of reporting and lack of adequate definition. It is estimated, however, that there are over 33 million people living with HIV/AIDS at this time, with over 5 million new cases being reported, and claiming 2.5 million lives, each year. (5)

o Today there are over 40 million Internet users in the U. S. alone, with that number expected to grow exponentially over the next decade. It is estimated that 50% of Internet users will be shopping on-line by 2001, with 53% being women. It is further estimated that by 2004, on-line shopping will reach $3.2 trillion. (6)

Footnotes:

(1) The NPD Group, Inc., Port Washington, New York, October 20, 1998, Vitamin Usage on the Upswing, NPD Group's Thirteenth Annual Report on Eating Patterns in America.

(2) Nutrition Business Journal, San Diego, California, $86 Billion Market for Nutraceuticals - More Clinical Studies Needed to Grow Category.

(3) Time Magazine, Time, Inc., New York, New York, November 23, 1998, Herbal Healing.

(4) American Cancer Society (various statistics from their website, www.cancer.org).

(5) Centre for Disease Control (various statistics from their website, www.cdc.gov).

(6) The Wall Street Journal, Dow Jones & Company, Inc., New York, New York (various articles on their website www.wsj.org).


Markets and Customers

     In order to successfully establish and develop the BioQuest brand throughout all of our operating entities, we have carefully researched our markets to identify our core customers and target markets. What is of interest is that there is a significant overlap in our customer base, creating a unique opportunity to leverage the brand in a most cost-efficient manner, by utilizing cross-over marketing and sales campaigns, which will result in driving customers and sales to multiple business entities at once. BioQuest has devised a comprehensive marketing strategy designed to facilitate the achievement of our overall sales, distribution and profit objective. Our approach for our initial stage of growth is to combine the elements of high volume, high margin venues with aggressive consumer-oriented advertising via a combination of the Internet and traditional media, along with promotional programs intended to maximize both product trial and repeat sales.

     BioQuest will focus its initial marketing efforts on establishing and building the "BioQuest" brand. To do so will require us to employ a multi-faceted, synergistic marketing approach across all segments of our business.

     BioQuest, through BatOutOfHealth.com, our Internet website, will employ the strategies already outlined in our description of this business on page 14 of this prospectus. Once we have driven users to our site, we will attempt to get them to navigate our site completely. This will be done by providing fresh and up-to-the-moment content, well-designed, visually appealing graphics and the liberal used of multi-media animation or flash presentations throughout the site, along with a highly user-friendly navigation system enabling users to move from one area to another with relative ease. Embedded in the site will be subsections and links to intrasites, for each of our operating subsidiaries. For example, if a user was researching osteoarthritis and they wanted to see if there was a lecture or seminar being held on that topic, they would click onto BioQuest Seminar Program to inquire.

     In this way, once we have a captive user, we want to expose him or her to every aspect and facet of our business, thus leveraging and building the "BioQuest" brand.

     Likewise, through traditional media, we will expose potential customers of BioQuest to our brand. We will do that both internally through the BioQuest Media Resources Group and externally through print, broadcast, infomercials and direct mail.

     BioQuest Media Resources Group is constructing its first enterprise, a monthly newspaper focused on "truth journalism" related to health. We have selected the initial markets where we will introduce our paper. These include:
Atlanta, Georgia; Austin, Texas; Los Angeles, California; Naples, Florida; San Francisco, California; Seattle, Washington; and Washington, D.C. This 24 page publication will contain 8 pages dedicated to advertising which will be marketed and sold on a market basis. The papers will be distributed primarily on a free basis to health food stores, nutritional supplement retailers and health and fitness clubs. We anticipate an initial distribution of 50,000 copies per month in each market. We will also sell paid subscriptions and anticipate our subscription rate to be less than 1% of the total circulation, initially.

     It should be noted that a percentage of our ad space will be reserved for advertising by other BioQuest entities, another way we will continue to leverage the BioQuest Brand.

     BioQuest Media Resources Group is also developing "Heart to Hearth Radio" which it intends to distribute on a syndicated basis. We are in the process of identifying radio stations to carry our show in the same markets in which we will distribute our newspaper. In this way, we support the newspaper with radio and vice versa through plugs or mentions in each. And, as with the newspaper, we will reserve a certain number of on the air spots for advertising by one of our other BioQuest entities.

     Further, BioQuest Media Resources Group intends to develop a hard copy and electronic monthly newsletter which will be distributed to each of our members and users. The newsletter will report on various activities of all of the BioQuest family of companies; will contain advertising; and will also contain other human interest articles and anecdotes.

     Externally, we have targeted our initial strategy to a select group of the most significant health-related periodicals where attractive and impactful print ads will be placed announcing the arrival of BioQuest. In this way, we believe we will attract new customers to BioQuest from venues they are currently using as one information source for their health related issues. An example of several (none of which we have contracted with) might be:

o        Alternative Medicine
o        Prevention
o        Vegetarian Times
o        Natural Way
o        Shape
o        Women's Fitness

     In addition, we will use radio stations, other than those syndicating our radio show, to advertise on. We will use them to announce the arrival of our newspaper and radio show in the markets previously mentioned. Radio will also be used extensively, along with newspaper print ads, in announcing seminars which will be held in every major market in the country.

     As previously mentioned on page 14, patients for the BioQuest Centre for Integrative Medicine will be generated through multiple resources.

Competition

     In assessing the competition in each of our divisions, we have analyzed all factors we believe are involved in assessing who our "true" competition is. Included are those entities that we feel are, or could be, in direct competition with BioQuest. With some of the entities, there are hundreds of competitors, and with others, virtually none. A breakout by business division follows:

(1)  BatOutOfHealth.com
     ------------------

     There are thousands of web sites with a relationship to health, fitness and alternative or complementary medicine. There are many thousands more that involve traditional medicine. BioQuest, in having spent nearly two years developing its concept, researched thousands of sites to determine what was, and what was not, available on the Internet. It is our opinion that a major Internet portal, as completely comprehensive as we contemplate building, does not exist.

     What we have found are many sites which play a supportive role with already established businesses, most of which are attempting to create their own web presence, but only in direct support of their specific brick and mortar business. An example of the several of those are:

o        alternativemedicine.com;
o        altmedadvisor.com;
o        onhealth.com;
o        drkoop.com;
o        healthdoctor.net;
o        healthcentral.com;
o        n2health.com;
o National Centre for Complimentary and Alternative Medicine (NCAAM) - National Institutes of Health;
o        medmarket.com; and
o        altmednet.com.

     Our Internet shopping mall, BatOutOfHealth.com, will incorporate an encyclopedic product listing, including sources, uses, doses, visuals as well as prices per unit and per dose.

     In addition, most of these sites possess very limited information links and do not include database architecture:

o        vitamins.com;
o        healthnyou.com;
o        vitamins4life.com;
o        virtuvites.com;
o        vitaminshoppe.com;
o        naturallyvitamins.com;
o        vitanet.com; and
o        ultravitamins.com.

Further, their shopping malls and e-commerce presence fall very short.

(2)  BioQuest Centre for Natural and Integrative Medicine
     ----------------------------------------------------

     There are a number of "alternative" medical clinics and hospitals, located principally within Mexico and a few in the Caribbean, where patients seeking alternative therapies can travel and be treated. Nearly all of these clinics/hospitals specialize in one, and in a few cases, several therapies, and treat a limited number of diseases.

     In response to that void, BioQuest has designed to structure to offer a full and complete selection of alternatives and some traditional allopathic therapies for the treatment of most diseases, having chosen and incorporated only those treatments which have been proven to be most effective.

     Of perhaps utmost importance, and what we believe will set the BioQuest Centre for Natural and Integrative Medicine apart from the rest of the world, is the individuality with which we will diagnose and prescribe an integrated course of treatments to each patient we deal with. A panel of doctors and practitioners with different disciplines and expertise on staff at the Centre, will as a group, evaluate each and every patient, and will then determine the component treatment program deemed most effective for him/her. The Centre will treat cancer, heart disease, AIDS, Alzheimer's Disease, diabetes, arthritis, chronic fatigue syndrome, herpes, sexual dysfunctions, depression, allergies and many other auto-immune, progressive diseases and chronic conditions. The protocols used in treatment, as previously indicated, will be used in combination in treating the whole person and not just the specific condition. There are over 60 disciplines and hundreds of treatment modalities which will be used. To the best of our knowledge and understanding, through our own internal research, we do not know of a facility employing such a broad approach.

Several of the clinics/hospitals which offer alternative treatment modalities are:

> BioPulse (Tijuana, Mexico): This clinic offers inpatient and outpatient medical treatments. Specializing in cancer, it uses induced hypoglycemic treatment (IHT) as its primary therapy.

> Europa Institute of Integrated Medicine (Tijuana, Mexico): This clinic offers only outpatient treatments. It offers hyperthermia, high pH cesium therapy, sterile aloe vera therapy, U.B.I., ozone, cytokine, chelation and orthomolecular therapies.

> IB Hospital and Medical Centre (Tijuana, Mexico): This clinic specializes in cancer and chronic degenerative disease, utilizing hyperthermia, U.B.I. and bioelectrical repolarization (BER) therapies.

>   Immuno-Augmentation Therapy (IAT) (Caribbean): This clinic treats cancer only, utilizing subcutaneous injections of human proteins found in blood sera, to stimulate the immune system, versus treating the cancer itself.

(3)  BioQuest Seminar Program:
     ---------------------------

     While there are many seminars and lecture circuits on everything from personal finance to investing in the stock market to learning the art of negotiation, we are aware of a limited number of seminars available which directly address the alternatives available for the treatment of disease and the maximization of health and well-being.

(4)  BioQuest Media Resources Group:
     ------------------------------

     The California Sun Newspaper

     There are many regional newspapers, tabloids and newsletters with a focus on health and its related aspects. BioQuest's objective is to expand the distribution of this monthly newspaper nationally in order to reach critical mass with its current and intended advertisers. Several similar publications are:

o        The Progressive Populist;
o        Nexus Magazine; and
o        The Spotlight.

     The Shoong & Chappell Radio Show

     There are many talk show radio formats across the country. Most are market specific, with a few that are national. We are unaware of any "truth journalism", health-related radio shows that are nationally syndicated. Several local examples of this type of radio show are:

o        The Art Bell Show;
o        The Jeff Rense Show; and
o        The Roy Tuckerman Show.

Industry Regulation

     As an employer, we are subject to all federal, state and local statutes and regulations governing our relationship with employees and affecting businesses generally.

Management

     By way of summary, the following table reflects the name, age and position of our Executive Officers and Directors. Please see the biographical information, which follows:

Name                                              Age         Position
----                                              ---         --------
Peter J. Ewens                                    52          President, Chief Executive Officer and Director

Roger Miller                                      68          Chief Financial Officer, Secretary and Director

James Chappell, D.C., N.D. Ph.D., M.H.            50          Vice President of Medical and Scientific Technology

Nicole Shoong                                     47          President of BioQuest and Media Resources Group


     All directors hold office until the next annual meeting of our shareholders and until their successors have been elected and qualify. Officers serve at the pleasure of the Board of Directors. Mr. Peter Ewens will be employed, in his capacity as President, on a full time basis. Mr. Roger Miller will be employed, in his capacity as Chief Financial Officer, on a part time basis.

     It should be noted that we have number of consulting/retainer agreements with outside individuals or companies. Those are:

o Vertical Solutions, a company contracted with to provide Phase I web design and development for BatOutOfHealth.com.

o Kirk Cizerle is under a consulting contract to provide e-commerce management services necessary in implementing our new website, BatOutOfHealth.com. In this capacity Mr. Cizerle is responsible for the planning and managing of the design and development efforts to launch Phase I of the website.

o Tani Hurley Publications, Inc. has been retained by BioQuest as its public relations firm through the completion of its direct public offering.

o Alexander Creative Consulting is under agreement with BioQuest for the purposes of providing marketing management consulting to BioQuest. In this regard, they are responsible for providing marketing communications, research, planning and coordination as requested by BioQuest.

o Raymond J. Stewart has been retained a corporate legal counsel, representing BioQuest in connection with advice regarding its development and execution of its business strategy.

o Carl N. Duncan has been retained as securities counsel in connection with our direct public offering.

     It is expected that additional personnel will be employed to assist in operations and financial management. We have also identified several people that are candidates for key positions within the organization. BioQuest has discussed opportunities with some of these people and intends to actively recruit them upon obtaining adequate funding. Management recognizes that their expertise and experience is essential to success of our business plan. We also intend to continue to expand our advisory group in the areas of business and finance.

Peter J. Ewens, Chief Executive Officer and President
-----------------------------------------------------

     Mr. Ewens has been the driving force behind the creation, development and growth of several successful companies over the past 25 years. Mr. Ewens possess over 25 years of experience in executive corporate management in a variety of fast-paced, time-critical environments.

     Prior to BioQuest, Mr. Ewens founded and built a food manufacturing, marketing and distribution company, Amorous Andi's, which provided high quality, niche-oriented products to the retail and food service industries in the United States. Mr. Ewens grew the company from sales of $145,000 to $1,201,000, a 728% increase, during the period from 1985 through 1989, and was named to the Inc. 500 as one of the fastest growing private companies in the United States. Growth of the company reached a peak in sales of just over $4 million.

     Prior to that, Mr. Ewens was a member of the initial sales and marketing team that started Computer Learning Centers. Mr. Ewens advanced to Director of Admissions and then ultimately to Computer Learning's Director of Marketing and Sales which had then become a division of Airco, Inc., a Fortune 500 company, following its purchase of Computer Learning Centers. In this capacity, Mr. Ewens was instrumental in building sales to over $100 million and was responsible for the production and management of media advertising for schools in over 20 major markets.

Roger Miller, C.P.A., Chief Financial Officer and Secretary
-----------------------------------------------------------

     Mr. Miller is a practicing tax consultant and has been in this field for the past 50 years. In addition to his involvement in the field of tax consulting, Mr. Miller was a Presidential appointee during the Carter Administration, responsible for the creation and implementation of the allocation and price regulations for propane, butane and other fuels for the entire United States.

     Mr. Miller is currently the President of Miller and Associates, Inc., newly located in Naples, Florida. The firm represents over 3,000 individual and corporate clients worldwide and specializes in tax and financial consultation and planning.

     Prior to Miller and Associates, Mr. Miller was President of Miller and Paige, Inc. of Annandale, Virginia. Mr. Miller sold this firm to his former partner, Phyllis Paige. Miller and Paige, Inc. performed the same services to a like number of clients as Miller and Associates, Inc.

James Chappell, D.C., N.D., Ph.D., M.H.,
Vice President of Medial and Scientific Technology
--------------------------------------------------

     Dr. Chappell has treated over 7,000 patients in a career that began in 1971 and included many Hollywood actors, producers and directors. Dr. Chappell recently retired from active practice as a chiropractic and naturopathic physician, clinical nutritionist and medical herbalist, and is now active teaching people his respected technique for health and natural healing. This technique specializes in chronic and terminal diseases through education in immunologic rejuvenation(TM), and systemic detoxification(TM). Among the conditions addressed are cancer, AIDS, heart disease, chronic fatigue syndrome, arthritis, herpes, sexual dysfunction, Alzheimer's disease, Parkinson's disease and diabetes.

     Dr. Chappell, in his capacity as Vice President of Medical and Scientific Technology will oversee all aspects of professional medical administration and technology within each of BioQuest's operating subsidiaries.

Nicole Shoong, President of BioQuest Media Resources Group
----------------------------------------------------------

     Nicole Shoong has been an active advocate behind critical health issues for the past 20 years. In 1994, she created the California Sun newspaper, a monthly publication devoted to issues of health, science, the environment, politics, self-empowerment and personal discovery. As publisher and editor of the Californian Sun, Ms. Shoong has built readership to over 400,000 worldwide.

     In 1998, Ms. Shoong established The California Sun News Hour, an hour talk radio program with an interview listener call-in format. The program aired on KFNX in Phoenix, Arizona and WALE in Providence, Rhode Island.

     Ms. Shoong has joined us as our BioQuest Media Resources Group President which has been established to support each of the operating subsidiaries through its use of, and promotion through, traditional media resources.


              FIDUCIARY RESPONSIBILITY OF THE COMPANY'S MANAGEMENT

     Counsel has advised BioQuest's management it has a fiduciary responsibility for the safekeeping and use of all assets of BioQuest. Management is accountable to each shareholder and required to exercise good faith and integrity with respect to its affairs. For example, whether under SEC and/or general fiduciary principles, management cannot commingle property of BioQuest with the property of any other person, including that of management.

     The SEC has stated that, to the extent any exculpatory or indemnification provision purports to include indemnification for liabilities arising under the Securities Act of 1933, as amended ( the "Securities Act"), it is the opinion of the SEC that such indemnification is contrary to public policy and, therefore, unenforceable. Shareholders who believe that BioQuest's management may have violated applicable law regarding fiduciary duties should consult with their own counsel as to their evaluation of the status of the law at such time.

Remuneration and Employment Contracts

     BioQuest was formed on November 4, 1999, and therefore paid no compensation prior to that time. At such time as we commence operations, it is expected that the Board of Directors will approve the payment of salaries in a reasonable amount to each of its officers for their services to BioQuest.

     All key management personnel have executed Employment Agreements with us. All agreements are for a term of five (5) years from October 15, 2000. All carry standard terms that include compensation, benefits, disability, non-competition and termination of employment provisions. In addition, incentives in the form of options to be issued under a proposed stock option plan is contemplated but has not yet been developed.

     The salaries, the only variable material terms amongst key Managers' Employment Agreements, are as followed:

         Name                                               Annual Salary
         ----                                               -------------
         Peter J. Ewens                                       $240,000
         Roger Miller                                         $150,000
         James Chappell, D.C., N.D., Ph.D., M.H.              $150,000
         Nicole Shoong                                        $100,000

     As BioQuest's operations develop, it is anticipated that additional personnel may be hired. It is generally anticipated that any such future individuals will devote full time to BioQuest. At such time, the Board of Directors may, in its discretion, approve the payment of additional cash or non-cash compensation to the foregoing for their services to BioQuest.

     BioQuest does not provide officers with pension, stock appreciation rights, long-term incentive or other plans but has the intention of implementing such plans in the future.

     Since all directors are also officers, members of the Board of Directors will not be paid separately for their services. Directors out-of-pocket expenses will be reimbursed upon presentation of appropriate documents.

Employee Benefits

     It is anticipated that we will implement, in the near future, a restricted employee stock option plan under which our Board of Directors may grant employees, directors and certain advisors of BioQuest options to purchase its shares at exercise prices of not less than 85% of the then current market price on the date of their grant. Income from any such options is not expected to be tax deferrable. As of the date of this prospectus, the plan has not been defined and no options have been granted but it is anticipated that shares will be reserved.

     BioQuest anticipates that it will adopt, in the future, an employee bonus program to provide incentive to our employees. It is anticipated that such a plan would pay bonuses in cash or stock to employees based upon BioQuest's pre-tax or after-tax profit for a particular period. It is anticipated that we will adopt a retirement plan such as a 401(k) retirement plan and that we will implement an employee health plan comparable to the industry standard. Establishment of such plans and their implementation will be at the discretion of the Board of Directors; any such bonus plan will be based on annual objective, goal-based criteria developed by the Board of Directors for eligible participants and will be exercisable only at prices greater than or equal to the market value of the underlying shares on the date of their grant.

Employee(s)

     As of August 23, 2000, BioQuest has engaged Peter J. Ewens and his part-time assistant as independent contractors. Such relationships are expected to change to that of employee following the initial closing on this offering. It is not expected that future employees will be represented by employee union(s).

     BioQuest currently maintains its office rent-free at the home of Mr. Peter
J. Ewens, the CEO and a director of BioQuest, at 11217 Silverleaf Drive, Fairfax Station, Virginia 22039. Its telephone number is (703) 764-4464. BioQuest anticipates that it will have continued use of this office on a rent-free basis for the foreseeable future and that this arrangement will be adequate for our needs while it is in the development stage. Assuming that BioQuest obtains the necessary additional financing and is successful in implementing its business plan, BioQuest will require its own commercial facility to be located in Northern Virginia. In such event, management believes that BioQuest would be able to locate adequate facilities at reasonable rental rates in Northern Virginia, suitable for its future needs.

Litigation

     There has not been any material civil, administrative or criminal proceedings concluded, pending or on appeal against BioQuest or its affiliates and principals. (nor are any threatened or pending)


                SECURITIES OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                         AND THE PRINCIPAL SHAREHOLDERS

     The following table summarizes certain information with respect to the beneficial ownership of BioQuest's shares, immediately prior to and after this offering. The following table sets forth information as of December 31, 2000, regarding the ownership of BioQuest's common stock by each shareholder known by BioQuest to be the beneficial owner of more than five percent (5%) of its outstanding shares, each director and all executive officers and directors as a group. Except as otherwise indicated, each of the shareholders has sole voting and investment power with respect to the shares of Common Stock beneficially owned.



                                                                                        After the Offering(1)
                                                                                         ------------------
                                                                  Prior to Offering(1)        Minimum(2)              Maximum(3)
                                                                    -----------------           -------                 -------
Name of Beneficial Owner:            Address:                         Number        %       Number        %       Number        %
-------------------------            --------                         -------      ---     -------       ---      -------      ---
     Peter J. Ewens                  11217 Silverleaf Drive          4,000,000    44.2%    4,000,000    43.9%    4,000,000    36.6%
                                     Fairfax Station, VA 22039
     Roger Miller                    223 Dolphin Cove Court          4,000,000    44.2%    4,000,000    43.9%    4,000,000    36.6%
                                     Bonita Shores, FL 34134
     Dr. James Chappell              410 Country Club Drive            250,000     2.8%      250,000     2.7%       250,000    2.3%
                                     Ojai, CA 93023
     Nicole Shoong                   410 Country Club Drive            -------     ----      -------     ----      -------     ----

All Directors, Officers and 5%
Shareholders as a Group:                                             8,500,000   94.0%    8,500,000    91.8%    8,500,000    77.8%
------------------------                                             =========   =====    =========    =====    =========    =====
All Beneficial Owners as a Group                                     9,040,473    100%    9,259,223    100%    10,915,473    100%
--------------------------------                                     =========    ====    =========    ====    ==========    ====


(1)  Reflects total outstanding shares of 9,040,473 as of December 31, 2000.

(2) Assumes issuance and sale of 218,750 shares of BioQuest during this offering (the "minimum" offering) in addition to the 9,040,473 shares outstanding as of December 31, 2000, an aggregate 9,259,223 shares.

(3) Assumes issuance and sale of 1,875,000 shares during this offering (the "maximum" offering) in addition to the 9,040,473 shares outstanding as of December 31, 2000, an aggregate 10,915,473 shares.

Family Relationships

     There are no family relationships between BioQuest and any director or executive officer.


                             SELECTED FINANCIAL DATA
          [Data to be updated through December 31, 2000, including loss per share for the period indicated.]

     The following table sets forth certain financial data for BioQuest. The selected financial data should be read in conjunction with BioQuest's "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Financial Statements of BioQuest and Notes thereto. The selected financial data as of and for the period from November 4, 1999 (date of inception) to August 23, 2000 have been derived from BioQuest's financial statements and are included as Appendix I to this prospectus.


             Current assets.................         $401,150
             Non-current assets.............          $25,567
             Current liabilities............           $1,547
             Revenue........................               $0
             Operating Expenses.............         $152,067
             Net loss per share ............           $(.02)

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS
            [Data to be updated through at least December 31, 2000.]


1. LIQUIDITY AND CAPITAL RESOURCES. BioQuest was incorporated on November 4, 1999 in Virginia as a privately held corporation for the purpose of establishing a business or businesses all allied with the field of alternative medicine. Our goals are to brand BioQuest as the premiere provider of information, products and services within the field of alternative medicine. BioQuest has not yet commenced generating revenue. BioQuest has raised $800,210 through a private placement to fund 8-12 months of operations. BioQuest intends to raise up to $46,875,000 in the initial public offering ("IPO") and utilize these funds to finance operations and execute its business plan.

     BioQuest has not yet commenced generating any revenue. BioQuest expects to fund development expenditures and incur losses until it is able to generate sufficient income and cash flows to meet such expenditures and other requirements. BioQuest does not currently have adequate cash reserved to continue to cover such anticipated expenditures and cash requirements. These factors, among others, raise substantial doubt about BioQuest's ability to continue as a going concern. In this regard, see the Independent Certified Public Accountant's Report appearing elsewhere herein which cites substantial doubt about BioQuest's ability to continue as a going concern.

2. PLAN OF OPERATION. Through August 2000, BioQuest's activities have been organizational and devoted to developing a business plan, raising capital, creating its web site, as well as beginning to develop its other subsidiary operations. Where such costs are indirect and administrative in nature, they have been expensed in the accompanying statement of operations. Where such costs relate to capital raising and are both direct and incremental, such costs have been treated as deferred offering costs in the accompanying balance sheet.

     BioQuest can be classified as an "early stage" start-up company with essentially no operating history and no revenues. Our web site is expected to be launched in April 2001.

     No assurance can be given that our products and services will be accepted in the marketplace or that there will be sufficient revenues generated for us to be profitable. Besides the risk factors (see "Risk Factors"), businesses are often subject to risks not foreseen by management. In reviewing this prospectus, potential investors should keep in mind other potential risks that could be important.

     BioQuest has developed an action plan geared to varying amounts of capital being raised. We will structure our operations based on both the amount of capital raised in the IPO and the timing of the receipt of the proceeds. Hence, during our initial 12 months of operation, we will devote a significant portion of our day-to-day operations on marketing, recruiting and retaining key personnel, planning, well establishing, branding and marketing a variety of unique products and services.

     Specifically, assuming that only $1,750,000 of capital is raised, BioQuest's goals will be to further develop its website and hospital. Additionally, at the $7,500,000 level, BioQuest would increase its investment in its BatOutOfHealth.com, BioQuest Centre for Natural and Integrative Medicine, BioQuest Media Resources Group and BioQuest Seminar Program subsidiaries. If a total of $15,000,000 - $46,875,000 is raised, BioQuest would devote substantially more capital to its developing subsidiaries and possible acquisitions in other businesses allied with the alternative medicine field but not carried on by our then existing subsidiaries.

     If the minimum proceeds are achieved, BioQuest expects to retain 5 full-time employees and to continue to outsource the majority of the web development. If the maximum proceeds are achieved, we expect to retain up to 25 full-time employees while continuing, because of the associated efficiency and cost-effectiveness, to outsource a significant portion of the Website development to outside firms.

     Because BioQuest has no history of operations, there is no assurance that our business plan can be developed and implemented. As a result, there is no assurance that revenues will ever be generated sufficient to recover the capital raised in the IPO, let alone provide a return to shareholders on invested capital.

3. SAFE HARBOR. Statements contained in this document which are not historical fact are forward-looking statements based upon management's current expectations that are subject to risks and uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements.

4. RECENT ACCOUNTING PRONOUNCEMENTS. There are no recently issued accounting standards for which the impact on our financial statements at August 23, 2000 is not known.


                            ANTICIPATED PUBLIC MARKET

     There is no current public trading market for the shares. BioQuest will qualify its shares for quotation on the NASDAQ Bulletin Board or Small Cap Market. That is not expected to occur, if at all, for at least 6-18 months from the date of this prospectus. However, in the event that at least $5,000,000 is raised in this offering, we expect to become listed on the American Stock Exchange. There is no assurance that BioQuest can satisfy then-current pertinent listing standards or, if successful in getting listed, avoid later de-listing.


                          DESCRIPTION OF CAPITAL STOCK

Common Stock

     BioQuest is authorized to issue 25,000,000 shares of common stock, $0.001par value. For particulars, see "Certain Provisions of Virginia Law" below.

     There has been no established public trading market for our shares. As of the date of this prospectus, we have 79 shareholders of record owning 9,040,473 outstanding shares of common stock. The bulk of these shares are owned by our affiliates as detailed in "Securities Ownership of Certain Beneficial Owners and the Principal Shareholders."

Preferred Stock

     The Company is authorized to issue 5,000,000 shares of preferred stock, no par value. Currently there are no issued and outstanding preferred shares of BioQuest and we do not anticipate any to be issued.

Certain Provisions of Virginia Law

     The only classes of stock outstanding at this time are the common shares. All shares have equal voting rights in all matters to be voted upon by the stockholders. A majority vote is required on all corporate action. Cumulative voting in the election of directors is not allowed, which means that the holders of more than 50% of the outstanding shares can elect all the directors as they choose to do so and, in such event, the holders of the remaining shares will not be able to elect any directors. The shares have no preemptive, subscription, conversion or redemption rights and

     In the event of liquidation, dissolution or winding up of BioQuest, the shareholders are entitled to share ratably in all assets remaining after payment of liabilities. There are no redemption or sinking fund provisions or preemptive rights with respect to the shares, and shareholders have no right to require BioQuest to redeem or purchase shares. Shares can only be issued as fully paid and non-assessable shares.

Dividend Rights

     Each share is entitled to dividends if, as and when BioQuest's Board of Directors declares dividends. We intend to retain future earnings for use in its business and do not anticipate paying any dividends on shares in the foreseeable future. While not currently so restricted, we may be prohibited from paying dividends on the shares in the future under credit or other financing agreement(s) unless certain amounts are available and certain other conditions are satisfied.


                              PLAN OF DISTRIBUTION

     We propose to offer directly to the public, at $8.00 per share, a minimum of 218,750 shares up to a maximum of 1,875,000 shares of our common stock. Investors are advised that, in our opinion, the final offering price could be higher than $8.00 per share based on competitive bids received under the Dutch Auction process ("Bids"). While the minimum acceptable bid is $8.00, it is possible that the Bids could be as high as $25.00 per share. Of course, the actual price will be determined in accordance with the Dutch Auction process described below. We will offer and sell the shares on a best-efforts, self-underwritten basis through several of our officers and employees who will not be compensated for these services. There are no underwriters involved in this offering and we do not intend to retain brokers to offer our common shares. Accordingly, we will receive the gross proceeds of this offering, a portion of which will be applied to the costs associated with this offering.

         The Dutch Auction process to be used in this offering operates as follows:

1. Prior to the effectiveness of the registration statement relating to this offering, we will post the preliminary prospectus on our www.bioquestipo.com web site (the "Website"). A copy of our preliminary prospectus for this offering in electronic format (the "electronic prospectus") is available on our separate and special offering Website. The electronic prospectus has the same content as the paper copy of the preliminary prospectus prepared for the offering. We may also solicit prospective investors by publicizing the offering through tombstone advertisements and as otherwise permitted by SEC Rule 134. Any such publications will invite persons interested in the offering to view a copy of the preliminary electronic prospectus on the Website or to obtain a paper copy of our preliminary prospectus by contacting us. Subject to Rule 134 constraints, we may reach additional potential investors by direct mail (including email) solicitation. All potential investors will be invited to register on our Website. Registration will require prospective investors to provide us with their name, address and social security number as well as certain other basic information. After the final prospectus is posted on the Website (see 2 below), registered investors will be able to submit a Bid at any price the investor chooses, at or above the minimum $8.00 per share price and less than or equal to the maximum $25.00 per share price. All Bids and other information disclosed by potential investors are maintained as confidential.

2. The auction is open for purposes of receiving Bids to purchase following the posting of the final prospectus on the Website. The Bids will specify the number of shares the potential investor proposes to purchase and the price the investor is willing to pay for the shares. All Bids must be accompanied by "good funds" (i.e., immediately available) made payable to American Stock Transfer and Trust Company ("AST") which acts as our escrow agent and will also act as our transfer agent. If a Bid is submitted and subsequently confirmed, it may be withdrawn at any time until the auction is closed. As indicated the Bid can be at the $8.00 minimum price or at any price up to $25.00 per share. Similarly, new or substituted Bids may be placed at any time prior to the close of the auction. The principal factor in establishing the price the public pays us for our shares will be the "clearing price" resulting from the Bid that equals the lowest price set forth in valid firm Bids which "clears" all of the shares between the 218,750 share minimum up to the 1,875,000 share maximum. The clearing price may be equal to or greater than the public offering price set by us, but it will not be lower. The "clearing price" will also determine the allocation of shares to successful bidders. All Bids which are below the "clearing price" will be rejected even if they are higher than the public offering price. If sufficient Bids are not received or the clearing price is not equal to or greater than the public offering price of $8.00 per share, we will either cancel the offering or file a post-effective amendment and conduct a new auction.

     Set forth below is a simplified example of the auction process: Company X offers to sell 1,000,000 shares in its public offering through the Dutch Auction process and sets the minimum public offering price at $20. Company X receives bids, all of which are kept confidential until the auction process ends, as set forth in the following table.


           Number of Shares                       Clearing
         Requested by Bidders     Bid Price($)      Price       Success
         --------------------     ------------      -----       -------
              200,000                  $36          $24           100%
              150,000                 30            24           100
              350,000                 28            24           100
              400,000                 24            24            75
              700,000                 20             -             0


     The bids in the above table include offers to purchase 700,000 shares at $28 to $36, leaving 300,000 of the 1,000,000 shares offered still available. (These 300,000 shares are deemed the "clearing shares.") Since the 400,000 shares are bid in at $24, the 300,000 available shares will be allocated among the 400,000 shares bid for at $24. Thus, $24 is the "clearing" price and, since 300,000 shares is three quarters of the 400,000 shares, everyone who bids $24 will be able to purchase 75% of the number of shares for which they bid. All of the 1,000,000 shares sold to the public in the offering will be sold at $24 per share. All bids at $20, which was the stated minimum public offering price, would be rejected.

     We are offering a minimum of 218,750 shares and a maximum of 1,875,000 shares pursuant to our Dutch Auction. We will accept all valid, firm Bids and sell, at the resultant clearing price, that number of shares between the minimum offering of 218,750 shares and our maximum offering of 1,875,000 shares to be included in this offering. The following table illustrates a hypothetical bid process for our offering. The table indicates that we would receive aggregate bids for 1,500,000 shares and the clearing price of those shares would be $17.00. However, since the bids received would fall short of the 1,875,000 shares, the remaining 375,000 shares would be allocated amongst the 1,000,000 shares requested at $16.00 per share and therefore the clearing price of all 1,875,000 shares would then be $16.00 per share, in which case the gross proceeds to BioQuest would be $30,000,000.


          Number of Shares                                Aggregate Number of           Success % If 1,875,000
        Requested By Bidders       Bid Price($)     Shares at Bid Price and Greater      Valid Firm Bids Rec'd
        --------------------       ------------     -------------------------------      ---------------------
                 100,000                24                     100,000                          100%
                 100,000                22                     200,000                          100
                 150,000                20                     350,000                          100
                 400,000                18                     750,000                          100
                 750,000                17                   1,500,000                          100
               1,000,000                16                   2,500,000                         37.5
               2,000,000                14                   4,500,000                            0
               2,500,000                12                   6,000,000                            0
               3,000,000                10                   9,000,000                            0
               3,500,000                8                   12,500,000                            0


     As the above hypothetical bid process illustrates, this Dutch Auction process will maximize the proceeds to the company with the lowest number of shares to be issued, the only variable being the number of valid firm Bids received (and associated price) between 218,750 and 1,825,000 shares. This price is determined by the algorithm embedded in the Dutch Auction technology and thus we do not have the ability to arbitrarily choose any price between the minimum and the maximum number of shares bidded on. Of course, we do not know how many offers to purchase will be submitted or what the prices will be for any offers to purchase. The above hypothetical table is included merely to explain our auction process.

     The auction may remain open for up to 90 days after the effective date of this prospectus, or we may elect to close the auction at any time prior to the 90-day maximum period based on the rate at which we receive Bids and the price of the Bids. The actual time at which the Dutch Auction closes will be determined by us based on general market conditions during the period immediately following effectiveness of the registration statement. We will notify these investors by email (or by other means) as soon as practicable following its close that the auction has been closed and that their Bids have either been accepted or rejected and the allocation amounts for accepted Bids.

     Our software will automatically determine what is the clearing price as well as the allocation. The Bids and documents evidencing the Bids to purchase will be maintained by BioQuest through the Website's licensed technology. AST will hold all funds in escrow until the closing of the offering, at which time it will close the escrow and distribute the appropriate number of common shares to successful bidders and distribute to us the offering proceeds. Any excess funds sent with successful Bids to purchase, and all funds sent with unsuccessful Bids to purchase, will be returned to those persons or entities that had excess or unsuccessful bids.

     We will employ an independent auditor to verify and certify that the auction results are accurate and comply with the rules of the Dutch Auction process. Bids for fewer than one (1) share will not be accepted and no one bidder may purchase more than 10% of the number of shares accepted.

     Price and volume volatility in the market for our common shares may result from the somewhat unique nature of the proposed plan of distribution. Price and volume volatility in the market for our common shares after the completion of this offering may adversely affect the market price of our common shares, assuming a market does in fact develop.

     Prior to the offering, there has been no public market for our common shares. The initial public offering price for the common shares will be determined by the process described above and does not necessarily bear any direct relationship to our assets, current earnings or book value or to any other established criteria of value, although these factors were considered in establishing the initial public offering price range. Other factors considered in determining the initial public offering price range include:

o        market conditions;
o        the industry in which we operate;
o        an assessment of our management;
o        our initial operating results;
o        our business potential; and
o        other factors deemed relevant.


                              ERISA CONSIDERATIONS

     Persons who contemplate purchasing shares on behalf of Qualified Plans are urged to consult with tax and ERISA counsel regarding the effect of such purchase and, further, to determine that such a purchase will not result in a prohibited transaction under ERISA, the Code or a violation of some other provision of ERISA, the Code or other applicable law. The management and BioQuest necessarily will rely on such determination made by such persons, although no shares will be sold to any Qualified Plans if management believes that such sale will result in a prohibited transaction under ERISA or the Code.


                                  LEGAL MATTERS

     The validity of shares being offered by this prospectus will be passed upon for BioQuest International, Inc. by Duncan, Blum & Associates, Bethesda, Maryland and Washington, D.C. Because the firm is being partially recompensed in stock, see "Certain Parties and Related Party Transactions".

                                     EXPERTS

     The financial statements included in this prospectus and in the Registration Statement have been audited by Hill, Barth and King LLC, independent certified public accountants, to the extent and for the period set forth in their report, which contains an emphasis paragraph regarding BioQuest's ability to continue as a going concern, appearing elsewhere herein and in the Registration Statement, and are included in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.


                              AVAILABLE INFORMATION

     BioQuest International, Inc. has filed with the Securities and Exchange Commission a Registration Statement on Form SB-2 with respect to the securities offered hereby. This prospectus does not contain all the information set forth in such Registration Statement, certain portions of which have been omitted pursuant to the rules and regulations of the SEC. Reference is made to such Registration Statement, including the amendment(s) and exhibits thereto, for further information with respect to BioQuest and such securities.

     The Registration Statement can be inspected and copied at the public reference facilities of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, as well as at the SEC's following regional offices: at Seven World Trade Centre, 13th Floor, New York, New York 10048; and 500 West Madison, Suite 1400, Chicago, Illinois 60601. Copies of the Registration Statement can be obtained from the Public Reference Section of the SEC at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. Moreover, BioQuest has filed such materials electronically with the SEC; accordingly, such materials can be accessed through the SEC's Website that contains reports, proxy and information statements and other information regarding registrants (http// www.sec.gov).

     While BioQuest has not previously been subject to the informational and periodic reporting requirements of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), by filing this registration statement, it immediately becomes subject to Exchange Act requirements to file annual (Form 10-KSB), quarterly (Form 10-QSB) and periodic material reports (Form 8-KSB).

                                                                 APPENDIX I



















                              FINANCIAL STATEMENTS

                        CONSOLIDATED FINANCIAL STATEMENTS

                  BIOQUEST INTERNATIONAL, INC. AND SUBSIDIARIES
                          (A Development Stage Company)

                                 August 23, 2000










                              - - - o o O o o - - -

                                 C O N T E N T S




                                                                  P A G E


Independent Auditors' Report - - - - - - - - - - - - - - - - - - - -I-1

Consolidated Balance Sheet   - - - - - - - - - - - - - - - - - - - -I-2

Consolidated Statement of Operations - - - - - - - - - - - - - - - -I-3

Consolidated Statement of Stockholders' Equity - - - - - - - - - - -I-4

Consolidated Statement of Cash Flows  - - - - - - - - - - - - - - - I-5

Notes to Consolidated Financial Statements - - - - - - - - - -I-6 - I-8



                              - - - o o O o o - - -

Board of Directors
BioQuest International, Inc.
Naples, Florida


                          Independent Auditors' Report

We have audited the accompanying consolidated balance sheet of BioQuest International, Inc. and its subsidiaries BioQuest International Company Limited and BioQuest Center for Integrative Medicine Limited (collectively, the Company) as of August 23, 2000 and the related consolidated statements of operations, stockholders' equity and cash flows for the period from November 4, 1999 (date of inception) to August 23, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of BioQuest International, Inc. and its subsidiaries as of August 23, 2000 and the consolidated results of their operations and their consolidated cash flows for the period from November 4, 1999 (date of inception) to August 23, 2000 in conformity with generally accepted accounting principles.

The accompanying consolidated financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note F to the consolidated financial statements, the Company's ability to continue as a going concern is dependent on a successful public offering of the Company's common stock. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.



                                                    /s/ HILL, BARTH & KING LLC
                                                    Certified Public Accountants

Naples, Florida
August 29, 2000



                                        CONSOLIDATED BALANCE SHEET

                                BIOQUEST INTERNATIONAL, INC. AND SUBSIDIARIES
                                        (A Development Stage Company)
                                               August 23, 2000




             A S S E T S

Cash - NOTE C                                                                                     $    348,470

Prepaid expenses                                                                                         3,438
Deferred offering costs                                                                                 49,242
Premise and equipment - NOTE B                                                                          25,567
                                                                                              -----------------
                                                                                                  $    426,717
                                                                                              =================




             LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities:
   Accounts payable                                                                               $        1,574


Stockholders' Equity:
   Preferred stock, no par value, 5,000,000 shares
      authorized, no shares issued and outstandi                                                             0
   Common stock, no par value, 25,000,000
      shares authorized, 9,040,473 shares issued and o                                                       0
   Additional paid-in capital                                                                          842,210
   Stock subscription receivable                                                                      (265,000)
   Deficit accumulated during the development stage                                                   (152,067)
                                                                                              -----------------
                                                               TOTAL STOCKHOLDERS' EQUITY              425,143
                                                                                              -----------------
                                                                                                  $    426,717
                                                                                              =================





                     See accompanying notes to consolidated financial statements

                                                I-2

                      CONSOLIDATED STATEMENT OF OPERATIONS

                  BIOQUEST INTERNATIONAL, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
   For the period from November 4, 1999 (date of inception) to August 23, 2000




REVENUE                                 $               0





EXPENSES
  Bank charges                                        371
  Outside services                                  5,398
  Consulting fees                                  97,065
  Conventions                                       2,562
  Interest expense                                    233
  Legal fees                                       14,640
  License and permits                                 435
  Meals                                             5,427
  Office expense                                    8,437
  Telephone                                         2,829
  Travel                                           14,229
  Miscellaneous                                       441
                                       ------------------
                     TOTAL EXPENSES               152,067
                                       ------------------


                            NET LOSS          $  (152,067)
                                       ==================












           See accompanying notes to consolidated financial statements


                                               CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY

                                                BIOQUEST INTERNATIONAL, INC. AND SUBSIDIARIES
                                                        (A Development Stage Company)
                                  For the period from November 4, 1999 (date of inception) to August 23, 2000




                                                                         DEFICIT
                                                                       ACCUMULATED
                                                       ADDITIONAL         DURING           STOCK
                                      COMMON            PAID-IN        DEVELOPMENT      SUBSCRIPTION
                                      STOCK             CAPITAL           STAGE          RECEIVABLE          TOTAL
                                  ---------------   -------------   ---------------   ---------------   ---------------
     November 4, 1999             $             0    $          0   $             0   $            0    $            0
   Proceeds from issuance
     of common stock                            0         842,210                 0         (265,000)          577,210
   Net loss from inception to
     August 23, 2000                            0               0          (152,067)               0          (152,067)
                                  ---------------    ------------   ---------------   --------------    ---------------
Balance (deficit)
     August 23, 2000              $             0    $    842,210   $      (152,067)  $    (265,000)  $        425,143
                                  ===============   =============   ===============   ==============   ================

























                                       See accompanying notes to consolidated financial statements

                                                                 I-4

                                            CONSOLIDATED STATEMENT OF CASH FLOWS

                                       BIOQUEST INTERNATIONAL, INC. AND SUBSIDIARIES
                                               (A Development Stage Company)
                        For the period from November 4, 1999 (date of inception) to August 23, 2000



CASH FLOWS FROM OPERATING ACTIVITIES
------------------------------------
    Net loss                                                                             $  (152,067)
    Adjustments to reconcile net loss to net
      cash used in operating activities:
      Increase in prepaid expenses                                                            (3,438)
      Increase in other assets                                                               (49,242)
      Increase in accounts payable                                                             1,574
                                                                                    -----------------
                                           NET CASH USED IN OPERATING ACTIVITIES            (203,173)
                                                                                    -----------------

CASH FLOWS FROM INVESTING ACTIVITIES
------------------------------------
    Investment in website development                                                        (25,567)
                                                                                     ----------------
                                           NET CASH USED IN INVESTING ACTIVITIES             (25,567)
                                                                                     ----------------

CASH FLOWS FROM FINANCING ACTIVITIES
------------------------------------
     Proceeds from issuance of common stock                                                  577,210
                                                                                      ---------------
                                       NET CASH PROVIDED BY FINANCING ACTIVITIES             577,210
                                                                                      ---------------

                                                            NET INCREASE IN CASH             348,470

CASH
----
     Beginning of period                                                                           0
                                                                                       --------------
     End of period                                                                      $    348,470
                                                                                       ==============
















                                See accompanying notes to consolidated financial statements

                                                        I-5

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                  BIOQUEST INTERNATIONAL, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                                 August 23, 2000


NOTE A - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
--------------------------------------------------------------------

Organization:

BioQuest International, Inc. (the Company) was incorporated under the laws of the State of Virginia on November 4, 1999. The Company's activities to date have been limited to the organization of the Company and its subsidiaries, as well as preparation for a maximum $15,000,000 common stock offering (the offering). A substantial portion of the offering will be used by the Company to provide the initial capitalization of the subsidiaries and for future acquisitions.

The consolidated financial statements of the Company include the accounts of the Company and its wholly-owned subsidiaries, BioQuest International Company Limited and BioQuest Center for Integrative Medicine Limited. The wholly-owned subsidiaries are Bahamian Corporations. There has been no activity or assets purchased by these companies.

Nature of Business:

The Company was formed to create, design, establish, build and operate wholly-owned subsidiaries allied with and providing alternative, complementary and integrative medical services as well as a comprehensive internet portal focused on medicine in the world.

Use of Estimates:

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Deferred offering Costs:

Deferred offering costs consist primarily of legal and accounting fees related to the initial public stock offering and will be offset against the offering proceeds when received.

Income Taxes:

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled.

                  BIOQUEST INTERNATIONAL, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                                 August 23, 2000



NOTE B - PREMISE AND EQUIPMENT
------------------------------

Capitalized assets at August 23, 2000 consists of the following:

    Website development costs                        $25,567
                                                     =======

Depreciation has not been computed on this asset since it has not been placed into operation. Depreciation will be computed using the straight-line method over the estimated useful life of the asset.


NOTE C - CONCENTRATIONS OF CREDIT RISK
--------------------------------------

The Company maintains its cash balances at various financial institutions located in Naples, Florida and Fairfax, Virginia. These balances are insured by the Federal Deposit Insurance Corporation up to $100,000. At August 23, 2000, uninsured amounts held at these financial institutions total $225,783.


NOTE D - INCOME TAXES
---------------------

Deferred taxes are recognized for temporary differences between the basis of assets and liabilities for financial statement and income tax purposes. The tax effect of the differences that gave rise to a deferred tax asset of $53,223 and corresponding valuation allowance of ($53,223) at August 23, 2000 relate primarily to the capitalization of preoperating start-up costs which are amortized over a five year term from the date operations commence for tax purposes.


NOTE E - RELATED PARTY TRANSACTIONS
-----------------------------------

Under an oral agreement, the Company paid consulting fees to Peter Ewens, the Chief Executive Officer, totaling $90,780. These payments are anticipated to continue until the commencement of the employment agreement detailed in Note G.

Roger Miller, the Chief Financial Officer, is also a partner in the consulting firm of Miller & Associates, Inc. During the period, Miller & Associates, Inc. incurred expenses for supplies and other office related functions for the Company. Miller & Associates, Inc. was reimbursed by the Company for all expenses incurred on the Company's behalf, totaling $5,793.

                  BIOQUEST INTERNATIONAL, INC. AND SUBSIDIARIES
                          (A Development Stage Company)
                                 August 23, 2000


NOTE F - GOING CONCERN
----------------------

As shown in the accompanying financial statements, the Company incurred a net loss of $152,067 during the development stage, November 4, 1999 (date of inception) to August 23, 2000. The ability of the Company to continue as a going concern is dependent on a successful public offering of the Company's common stock and the Company's ability to generate sufficient revenue from future operations. The consolidated financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.


NOTE G - COMMITMENTS
--------------------

The Company has entered into two separate contracts to develop an internet website. Under the contracts, the Company has agreed to make future payments totaling $41,133 in cash and $16,000 payable in stock. These amounts are not due until services are provided in future months and, therefore, are not included in accounts payable as of August 23, 2000.

The Company has entered into an agreement with an individual to provide public relations services to the Company. Under the agreement, the Company has agreed to compensate the individual with 5,000 shares of the Company's common stock. The shares will be issued upon the registration of the Company's common stock with the Securities and Exchange Commission (SEC).

The Company has entered into employment agreements commencing on October 15, 2000 and expiring on October 14, 2005 with four executive officers providing for annual compensation aggregating $640,000.


NOTE H - STOCK PURCHASE WARRANTS
--------------------------------

The Company has agreed to grant Stock Purchase Warrants in consideration for certain legal services provided to the Company. The Company intends to issue warrants, which will entitle the holder to purchase 15,000 shares of common stock. The Warrants will vest immediately commencing on the date of grant. The warrants may be exercised in whole or in part for $0.01 per share beginning on the date of initial registration of the Company's common stock with the SEC and expiring three (3) years after that date.

                                                                 APPENDIX II










                        DUTCH AUCTION BID PROCESS WEBSITE

            Welcome to the BioQuest International, Inc. Direct Public
                               Offering Website.

          This entire website is part of the BioQuest prospectus that BioQuest has filed with the Securities and Exchange Commission.

          The purpose of this site is to allow you, the individual investor, to invest directly in our company without large brokerage fees or opening an account.

          We will conduct our self  underwritten,  Direct Public
          Offering (DPO) using a Dutch Auction of our registered shares on this site.

          Join now to learn more about BioQuest and read our prospectus.

Welcome to our Offering!

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|                                                                         |
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*You must read the company's prospectus before you can place a bid for shares.

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                                      11-3

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

Receipt of information

1. This site is for use the purposes of bidding on BioQuestIPO.com's self-underwritten DPO.

2. Only registered members of BioQuestIPO.com may bid on the shares offered on this site.

3. It is the responsibility of the registered member to secure his/her password and user name and that BioQuestIPO.com shall not be responsible for the unauthorized use of a registered member's username and password to enter the site and bid on shares.

4. All substantive content of the offering documents presented herein is the property of the offeror and may be protected by copyright laws and treaties both in the United States and in foreign jurisdictions.

5. All sales of securities herein are conducted pursuant to the "Dutch Auction" method and all registered members agree that they have been fully informed of, and agree to abide by, the standard conduct of the "Dutch Auction" as set forth in the DPO Tutorial herein.

6. It is understood and agreed that registered members may only bid on our shares only after reading our prospectus. The registered user must signify that he/she has read the prospectus prior to making any bids on our BioQuest stock.

7. Going public is a process that is regulated by the SEC. There are a number of regulations that affect the length and closing date of our auction. We do not and cannot control these factors.

The Company

BioQuest International, Inc. was organized November 4, 1999 under the laws of Virginia as a privately held corporation and to exist as a holding corporation for the purposes of creating, establishing, acquiring, building and developing various wholly owned subsidiary companies, all allied within the alternative/complementary/integrative medical field.

The field of alternative/complementary/integrative medicine is a field which, over the past 10 years, has grown exponentially, and which is expected to continue to do so over the next 10-20 years. This is principally due to a number of factors, including the emergence of HMO's that have eroded the one-on-one patient/doctor relationships of generations past. It also has to do with the evolution of a well informed and better-educated consumer, many of whom mistrust the profit-driven motives of giant pharmaceutical companies and the potential side effects of chemically based drugs. While in the past, alternative medicine has been largely misunderstood due to a lack of centralized information resources available to the masses, it is being rapidly brought into focus by the onset of the electronic age and, more specifically, the Internet. The field is also highly fragmented, being made up of hundreds of thousands of individual practitioners in dozens of disciplines, each following their own practice, perhaps belonging to a loosely knit association, and all longing for a more competitive, cost-efficient and cohesive way of doing business in the 21st century.

All of these elements, and many others, have created a wealth of opportunity for BioQuest International, Inc. It is therefore, the mission of BioQuest International, Inc. and its various subsidiaries to fill a major void in the marketplace by providing the most comprehensive database of information on alternatives and research available; providing the consumer a base of knowledge through a full spectrum of educational instruction on a condition-specific basis; and finally by furnishing our users an extensive selection of resources appropriate for the prevention and/or treatment of a condition, malady, illness or disease particular to them. In order to carry out its overall mission, we have meticulously drafted a master blueprint of operating entities which are designed to work in complete harmony with one another in an effort to insure that each section of the entire loop is achieved, and to guarantee that the cooperative marketing efforts are maximized, and the expense spending efficiencies are maintained at peak levels, in order to derive the highest profits possible.

The Proposed Operating Subsidiaries

BioQuest International Inc. has been uniquely structured by combining existing businesses that BioQuest will acquire with businesses that it will develop internally for two principal reasons. First, to enable the overall company to fold in businesses which have a synergistic appeal within the field of alternative medicine, and which fit strategically into its master business model; have been formed and, have a beginning infrastructure; have a historical track record; have begun to generate revenues; have solid and proven management; have the need for capital to properly execute their business plan and to grow the business; and have the need for a well-designed, comprehensive marketing plan and strategies in order to facilitate their plan and achieve their goals. Second, by infusing each of these operating subsidiaries entities with sufficient capital, in addition to providing the proper marketing drivers and marketing management through the creation of internally developed entities, we will significantly increase the revenues and earnings of all business operations, existing, acquired and startup. It should further be noted that this also provides an essential opportunity to cross-market between and amongst companies, creating substantial cost and revenue producing efficiencies within the complete system.

The following is a brief summary on each of the companies in the process of development:

(1) BatoutofHealth.com, expected to commence operations in April 2001, has been designed to be the most comprehensive Internet portal within the field of alternative medicine. This portal will provide a single source site for medical practitioners, individual consumers and companies to go for information, education, research, products and services related to health and well being through non-allopathic, natural, holistic and alternative/complementary therapies. The principal focus will be on those preventative therapies employed and practiced in order to avert disease through a combination of various disciplines and modalities that have been proven to promote wellness. Alternative/ complementary treatments are available for those who demonstrate that need. It should be carefully noted that this site has been structured as a true profit-driven e-commerce site, with B2B and B2C capabilities, and is not merely an informational site. In addition, our portal has been structured as a powerful market-driver for each of the other brick and mortar business entities within the BioQuest International family, and is therefore not a pure play site. Most of the component elements contained within the site, and listed below, are revenue producing and profit driven.

o Comprehensive database of information and articles published on all aspects of up-to-the-moment alternative/complementary medicine and preventative therapies.

o  On-line periodicals.

o On-line lectures and regular talk shows featuring respected and known experts taking calls live.

o  Full-featured electronic mail.

o A database of practitioners broken down by country, state, and city, and including a brief biography and areas of specialization on each.

o  Want ads.

o An alternative medicine "yellow pages" type format, which will include ads from practitioners and companies selling related products and services.

o A shopping mall featuring products related to alternative and preventative medicine including, but not limited to, books, tapes, videos, CD-ROMS, nutritional supplements, vitamins, herbs and equipment.

o  E-banner advertising.

o  Sales transaction fees.

o  Discounted wholesale product sales.

o  Consumer membership fees for discounted product purchases.

o Major medical insurance program for alternative/complementary medical coverage.

o A complete line of private label "BioQuest" products manufactured under our specifications and sold on our site and through traditional channels of distribution.

o  Site hosting fees.

o  Link fees.

o  Print media advertising.

o  Multi-media advertising.

o  Audio ads.

(2) The BioQuest Center for Integrative and Natural Medicine

The Bioquest Center for Natural and Integrative Medicine is dedicated to the administration of efficacious integrative treatment modalities to patients from around the world who are afflicted with various diseases. BioQuest is in the process of seeking an ideally located environment for its facility to provide a relaxed, tropical environment, with upscale amenities, and which will be staffed by dedicated, loving and caring professionals who put the welfare of our patients first. The location and overall atmosphere of The Bioquest Center for Natural and Integrative Medicine will provide an instrumental element to the integrated healing and recovery of the patient. The BioQuest Center incorporates case-specific treatment protocols that combine or "integrate" those modalities which have been demonstrated to be the most efficacious, with the least side effects, and which may include alternative and allopathic (traditional) therapies. Of equal importance is the recognition that the patient is a holistic person, one that is intimately connected and not just an arrangement of body systems, parts and organs. In addition to treating the physical being, we must integrate a harmonious, synergistic approach that addresses the mental and spiritual components that are interrelated to one's health, balance and wellness.

This "World Class" facility will house a treatment clinic offering principally outpatient services, but will include a limited number of inpatient rooms, along with a state-of-the-art research center devoted to finding new, effective, natural treatments for disease and illness. The Center will also train professional doctors and medical practitioners from countries throughout the world in the specific methods and techniques used in administering these highly effective treatments and therapies. The training component will be added during Phase II of the development of The Center, anticipated to occur in 2002. It is important to note that this facility will not have the "look and feel" of a traditional clinic or hospital. In our Center, you will not see staff members wearing white coats or carrying stethoscopes around their necks. The reason is simple. Many, if not most of the patients we treat, have been through the conventional medical system, where they have undergone surgery, radiation, chemotherapy and the like. They have come to us because traditional medicine has failed them. We believe that the last thing they want to see is another medical institution that looks and feels like one more potential dissappointment.

The treatments and methods The Center's doctors employ are all modalities that are proven through extensive research, as well as years of positive results through their administration to thousands of satisfied patients in clinics and hospitals throughout the world. In fact, the efficacy of many of the therapies employed surpasses most other traditional, allophatic treatments used in many hospitals in the United States and elsewhere.

The therapies to be employed are:

o  Acupuncture
o  Anger/Stress Management
o  Aquatic-Dolphin Therapy
o  Aromatherapy
o  Ayurveda
o  Bee Venom Therapy
o  Biofeedback
o  Bioresonance/BRT Therapy
o  Breathing Therapy
o  CAT Scan
o  Chakra Balancing
o  Chelation Therapy
o  Chiropractic
o  Clustered Water
o  Cold Sheet Treatments
o  Colon Therapy
o  Counseling (Nutrition, Psychological, Spiritual)
o  Darkfield Microscopy
o  Deep Tissue Therapy
o  Detoxification
o  Electrotherapy
o  Energy Medicine- Rife Technology
o  Enzyme Therapy
o  Exercise and Fitness
o  Fasting
o  Hair Analysis
o  Horbology
o  Hemopathy
o  Ho'oponopono
o  Hydrotherapy
o  Hypertonic Oxygen Therapy
o  Hyperthermia
o  Juice Therapy
o  Kirlian Photography
o  Laughter Therapy
o  Light Therapy
o  Live Cell Therapy
o  Lymph Drainage Therapy
o  Magnetic and Electromagnetic Therapy
o  Massage Therapy
o  Meditation
o  Mercury Detox (Amalgum removal)
o  MRI Scan
o  Music Therapy
o  Negative Ion Therapy
o  Nutrition
o  Oxygen/Ozone Therapy
o  Physical Therapy
o  Qi Gong Therapy
o  Reflexology
o  Sauna/Steam Therapy
o  Stern Cell Transplant
o  Tai Chi
o  Thermography
o  Ultra Violet Blood Irradiation
o  Visualization
o  Yoga

(3) The BioQuest Seminar Program

The BioQuest Seminar Program has been established to provide a grass roots approach to educating the general public to the ways in which they can increase their overall feeling of health and well being. The seminar programs are directed by Dr. James Chappell, a retired chiropractic and naturopathic physician, clinical nutritionist and medical herbalist, who has treated over 7,000 patients in his 30-year career. The outreach mission of the seminar program will be accomplished through lectures, seminars, symposiums, conferences, classes and retreats which are given in all major markets throughout the United States and in select cities abroad. The topics covered in each of these venues focuses on health and well being. They provide a valuable forum and structure for participants to "live the experience" while involved, and then take this education and experience home and put it into active daily practice.

A full menu of topics are covered. An example of some are:

o  There Is No Incurable Disease
o  Immunologic Rejuvination
o  Systematic Detoxification
o  Wellness Education

Among the conditions addressed are:

o  Heart Disease
o  Cancer
o  AIDS
o  Alzheimer's Disease
o  Diabetes
o  Arthritis
o  Chronic Fatigue Syndrome
o  Herpes
o  Sexual Dysfunction
o  Depression
o  Allergies
o  Colds
o  Flu

(4)BioQuest Media Resources Group

BioQuest Media Resources Group functions to support each of the operating companies within the BioQuest Family, through its use of, and promotion through traditional media resources. These include newspaper, radio, television, cable, infomercials, live-streaming audio and video broadcasts on the Internet and newsletters.

The first enterprise underneath the Media Resources Group umbrella to be developed is a monthly newspaper (to be named) that will focus on "truth journalism" reporting on topics that are little known to the public, and yet are of great concern regarding our health and well being. The President of BioQuest Media Resources Group is Ms. Nicole Shoong, formerly Editor in Chief of the California Sun, a regional newspaper that focused on exposing potential threats and dangers to mankind. BioQuest's intent is to establish distribution of this publication within every major market in the U.S. and to include it as an on-line publication within Bat out of Health.com, our Internet portal. We intend to utilize existing distributors, and will establish health food stores and alternative medical practioners' offices as our primary channels of distribution. In addition, editions will be mailed to all paid subscribers.

The second entity to be developed is Heart to Heart Radio, a weekly radio talk show which will be syndicated nationally and will feature Ms. Nicole Shoong and Dr. James Chappell, formerly the hosts of the Shoong and Chappell Show, a regional weekly broadcast in California and operating with a similar format. Heart to Heart, hosted by Nicole Shoong and Dr. James Chappell, offers a featured guest each week who is preeminent in his or her discipline within the health industry. The shows will also be aired via live-streaming broadcasts through our contemplated Internet portal, Bat out of Health.com.

(5) The BioQuest International Health Foundation

The BioQuest International Health Foundation is being set up as a non-profit foundation, which will channel private charitable contributions and government grants and funding into the research of new treatment protocols, as well as providing treatment, through The BioQuest Center for Integrative Medicine, to a group of patients that are financially less fortunate.

Future Acquisitions

The Company has identified a number of synergistic business areas which fit its master business model, and with which it intends on establishing additional profit centers in the future. These include, but are not limited to, wellness retreat centers, alternative medical publications, direct mail nutritional supplement marketing companies, nutritional supplement manufacturing operations and a strategic alliance with a major health insurance carrier for the purposes of underwriting an alternative health only major medical insurance plan. We have investigated a number of business and acquisition opportunities and have performed preliminary due diligence on several.

Business Potential

In the future, BioQuest International Inc. will develop or acquire additional strategic allied markets and products,which will be incorporated into its overall business model. BioQuest is committed to becoming the dominant provider of information, education, products and services related to integrated/ alternative/complementary medicine throughout the world. In pursuit of this mission, and in order to achieve this preeminent status, BioQuest will employ four key business strategies throughout its growth and development.

Dedicate its resources to the development and marketing of information, educational resources, products, services and sources for the establishment and maintenance of health and well being in addition to sources for the treatment of illnesses and diseases within the alternative/complementary medicine domain, to the greatest number of people possible, on a global scale.

o Penetrate target markets through comprehensive consumer and institutional oriented marketing strategies. Drive toward market saturation through aggressive and effective advertising and promotion for all of the products and services we offer, and consolidate and direct all effort toward building the BioQuest brand.

o Within all elements of brand and product development for market readiness, adhere to the philosophy of differentiation such that BioQuest's presence, products and services stand out and stand alone within each of our categories.

o Maintain our competitive edge over time through the development and implementation of new breakthrough technologies and processes; the creation of new products and services that establish distribution within additional niche-oriented segments of the market; and invest in new technological developments via strategic alliances, partnerships, joint ventures, acquisitions and consulting agreements. In examining the market conditions relative to our overall business model, we believe we are in a fertile market for our products and services as indicated by the following:

o Large Consumer Base/Market Size: Over 80 million baby boomers in the U.S. alone, our primary target market, are increasingly concerned with slowing the aging process, preventing disease, optimizing health and improving their quality of life as they approach or enter mid-life.

In addition, the generation X population is better educated, have higher incomes and demonstrate an established and growing regard for health and fitness which exceeds that of previous generations.

o Today, 45% of Americans now take vitamins, mineral supplements, herbal products or other dietary aids on a daily basis, with an additional 23% who do so several times each week.

o The explosive growth of the "nutraceutical" market, which includes all dietary supplements, is an $86 billion industry, and is predicted to grow to $250 billion within the next 5 years.

o A pendulous shift from conventional medical care and practices to alternative therapies and treatments has taken place within the past decade. Americans in 1998 made 425 million visits to alternative medical practitioners, versus 388 million visits to conventional primary care physicians. They also spent $27 billion out of pocket on alternative care, compared to $29 billion in unreimbursed physicians' services.

o The "War on Cancer" is being lost. With over $30 billion in cancer research spending by the Federal Governemnt alone over the past 30 years, the incidence rate has increased by 18% and the mortality rate is up by 6%.

o Clearly, conventional cancer therapy is a catastrophe. According to the American Cancer Society, 1.5 million new cases of cancer were diagnosed in 1999, with nearly 600,000 dying in the U.S. Predictions indicate that one out of three of us will develop cancer in our lifetime. That is 88 million people in the United States alone.

o According to the World Health Organization, in 1998 cancer caused 12% of the 52 million deaths globally, emerging as the third leading killer after infectious/parasitic diseases and coronary/heart disease.

o The pandemic spread of HIV/AIDS has infected more than 200,000 people in the U.S. in the last decade. More than half have died, most within 4 years of showing symptoms of the disease. The Center for Disease Control (CDC) reports that 2.2 million Americans now carry the HIV virus, but are not yet symptomatic.

o Global estimates are very low due to a lack of reporting and lack of adequate definition. It is however estimated that there are over 33 million people living with HIV/AIDS at this time, with over 5 million new cases being reported, and claiming 2.5 million lives, each year.

o Today there are over 40 million Internet users in the U. S. alone, with that number growing exponentially over the next decade. It is estimated that 50% of Internet users will be shopping on-line by 2001, with 53% of that being women. It is further estimated that by 2004, on-line shopping will reach $3.2 trillion.

o Economics: All products and services will generate high margins, enabling BioQuest International to acheive significant market value based upon a strong profit plan.

o Growth Opportunities: Bioquest International Inc. has assembled subsidiary businesses, each of which reside within industries of high growth and high profit margins. These include the Internet, e-commerce, alternative health care, pharmacuticals (natural), nutritional supplements, direct mail, natural foods and seminars.

o Management and Technical Expertise:The founders and management team is a highly unique and immensly talented and cohesive group of individuals, some who are pre-eminent in their fields, and each of whom bring decades of experience in:

o  Entrepreneurship
o  Top Level Business Management
o  Medicine and Healthcare
o  Medical Research
o  Marketing
o  Information Technology
o  Electronic Commerce
o  International Commerce
o  Financial Management
o  Retail Concept Development

The Company is in the interminable process of seeking out, identifying and attracting like-talent to further enhance its overall management team. It should be noted that the company is also intent on aligning itself with luminaries in venues which complement the permanent team, and which will contribute to our overall mission and objectives.

o Operational Functionality: BioQuest International Inc. will, in part, operate on a virtual basis. We will outsource nearly all manufacturing of raw supplies in addition to finished goods. We will smartsource most of the component operations of our Web portal. Where practical, our fulfillment operations will be contracted out. Our only true "brick and mortar" operations will be the Center for Natural and Integrative Medicine, The California sun, The Shoong and Chapell radio show and the BioQuest Seminar Program. It should be noted, however, that while BioQuest will outsource many of the component functions of its operation, it will have certain of its employees working hand-in-glove with these contractors to insure absolute quality control according to the specifications and standards we have given them. In structuring the company this way, we have limited capital tied up in hard assets; have the flexibility in changing suppliers and contractors based upon economic and functional demands; can create operating efficiencies by using the competitive bidding process to our advantage; can use a number of suppliers at once, thus avoiding crises of being at the mercy of a single supplier in the event of a supply/demand imbalance.

Where possible, we will establish actual "partnerships" which will create benefit for our supplier and ourselves by providing incentives for the execution and implementation of our mutually developed plan.

o Research and Development: BioQuest will reinvest heavily in new developments, technologies, processes and products in our effort to maintain our competitive edge across all lines of business. We will establish strategic alliances globally with individuals, companies, and research centers that possess cutting edge technology that we can incorporate into our overall business model. In Addition, as it relates to research for integrative medical treatment modalities, our clinic in the Caribbean will house one of the finest medical research facilities anywhere in the world. We expect to attract many of the world's finest researchers to this facility. BioQuest will also contract with researchers from around the world to research specific treatments and cures. Likewise, BioQuest will license certain technology, processes and patented products developed by independent sources. Markets and Customers

In order to successfully establish and develop the BioQuest brand throughout all of our operating entities, we have carefully researched our markets to identify our core customers and target markets. What is of interest is that there is a significant overlap in our customer base, creating a unique opportunity to leverage the brand in a most cost-efficient manner, by utilizing cross-over marketing and sales campaigns, which will result in driving customers and sales to multiple business entities at once. BioQuest has devised a comprehensive marketing strategy designed to facilitate the achievement of our overall sales, distribution and profit objective. Our approach for our initial stage of growth is to combine the elements of high volume, high margin venues with aggressive consumer-oriented advertising via a combination of the Internet and traditional media, along with promotional programs intended to maximize both product trial and repeat sales.

Competition

In assessing the competition in each of BioQuest's divisions, we have carefully analyzed all factors involved in assessing who our "true" competition is. Included are those entities that we feel are, or could be, in direct competition with BioQuest. With some of the entities, there are hundreds of competitors and with others virtually none. A breakout by business division follows:

(1) Bat out of Health.com

There are hundreds, if not thousands, of web sites with a relationship to health, fitness and alternative or complementary medicine. There are many hundreds more that involve traditional medicine. BioQuest, in having spent nearly two years developing its concept, researched thousands of sites to determine what was, and what was not, available on the Internet. It is Bat out of Health.com's opinion that a major Internet portal, as completely comprehensive as ours is planned for, does not exist.

We have found many sites which play a supportive role with already established businesses, most of which are attempting to create their own web presence, but only in direct support of their brick and mortar business. An example of the several of those are:

alternativemedicine.com

altmedadvisor.com

onhealth.com

drkoop.com

healthdoctor.net

healthcentral.com

n2health.com

National Center for Complimentary and Alternative Medicine (NCAAM) - National Institutes of Health

medmarket.com

altmednet.com

Bat out of Health.com's shopping mall will incorporate an entire encyclopedia of product listings including sources, uses, doses, visuals and prices per unit and per dose.

In addition, most of these sites possess very limited information links and do not include database architecture. Further, their shopping malls and e-commerce presence fall very short.

vitamins.com healthnyou.com vitamins4life.com virtuvites.com vitaminshoppe.com naturallyvitamins.com vitanet.com ultravitamins.com (2) BioQuest Center for Integrative Medicine Limited

There are a number of "alternative" medical clinics and hospitals, located principally within Mexico and a few in the Caribbean, where patients seeking alternative therapies can travel and be treated. Nearly all of these clinics/hospitals specialize in one, and in a few cases, several therapies, and treat several diseases at maximum.

What BioQuest has done is to structure a center which will offer a full and complete selection of alternatives and some traditional allopathic therapies for the treatment of most diseases, having chosen and incorporated only those which have been proven to be most effective.

Of perhaps utmost importance, and what we believe will set the BioQuest Center For Integrated Medicine Limited apart from the rest of the world, is the individuality with which we will diagnose, and prescribe an integrated course of treatments to each patient we deal with. A panel of doctors and practitioners with different disciplines and expertise on staff at the Center, will as a group, evaluate each and every patient, and will then determine the component treatment program deemed most effective for him/her. To the best of our knowledge and understanding, there is no known facility employing this approach, which currently exists.

Several of the clinics/hospitals which offer limited treatment modalities are:

BioPulse (Tijuana, Mexico): This clinic offers inpatient and outpatient medical treatments. Specializing in cancer, it uses induced hypoglycemic treatment (IHT) as its primary therapy. Europa Institute of Integrated Medicine (Tijuana, Mexico): This clinic offers only outpatient treatments. It offers hyperthermia, high pH cesium therapy, sterile aloe vera therapy, U.B.I., ozone, cytokine, chelation and orthomolecular therapies. IB Hospital and Medical Center (Tijuana, Mexico): This clinic specializes in cancer and chronic degenerative disease, utilizing hyperthermia, U.B.I. and bioelectrical repolarization (BER) therapies. Immuno-Augmentation Therapy (IAT) (Freeport, Bahamas): This clinic treats cancer only, utilizing subcutaneous injections of human proteins found in blood sera, to stimulate the immune system, rather than treating the cancer itself. BioQuest Seminar Program: While there are many seminars and lecture circuits on everything from personal finance to investing in the stock market to learning the art of negotiation, there are only a limited number of seminars available which directly address the alternatives available for the treatment of disease and the maximization of health and well-being

BioQuest Media Resources Group: The first two venues within the Media Resources Group are a monthly newspaper and a weekly radio talk show. While there are a plethora of newspapers, and many talk shows, there are very few which will feature the style, format and content that ours will. Thereafter we feel it would be difficult if at all possible, to include others as competition.

Management

By way of summary, the following table reflects the name, age and position of our Executive Officers and Directors. Please see the biographical information, which follows:

Name Age Position

Peter J. Ewens 51 President, Chief Executive Officer and Director

Roger Miller 68 Chief Financial Officer and Director

James Chappell, D.C., N.D. 50 Vice President of Medical and Scientific Technology Ph.D., M.H.

Nicole Shoong 47 President of Media Resources Group

Peter J. Ewens, Chief Executive Officer and President

Mr. Ewens has been the driving force behind the creation, development and growth of several successful companies over the past 25 years. Mr. Ewens possess over 25 years of experience in executive corporate management in a variety of fast-paced, time-critical environments.

Prior to BioQuest, Mr. Ewens founded and built a food manufacturing and marketing company established to provide niche-oriented, products to the retail and food service industries in the United States. This company grew from concept to a multimillion-dollar company, and was named to the Inc. 500 in 1989 as one of the fastest growing private companies in the United States. In addition, Mr. Ewens was an owner and executive vice president of sales and marketing for a chain of private business schools principally involved in computer training.

Prior to that, Mr. Ewens served as director of marketing and sales for a $200 million division of a Fortune 500 company involved in vocational post-secondary training, including business, computer, secretarial and welding. In this capacity, Mr. Ewens was responsible for the production and management of all media advertising for schools in over 20 major markets.

Roger Miller, C.P.A., Chief Financial Officer and Secretary

Mr. Miller is currently a practicing C.P.A. and tax consultant and has been in this field for the past 50 years. In addition to his involvement in the field of tax consulting, Mr. Miller was a Presidential appointee during the Carter Administration, responsible for the creation and implementation of the allocation and price regulations for propane, butane and other fuels for the entire United States.

Mr. Miller is currently the President of Miller and Associates, Inc., newly located in Naples, Florida (formerly of Annandale, Virginia). The firm represents a significant number of high net worth clients in the Washington, D.C. area, clients in all fifty states and fifteen foreign countries.

James Chappell, D.C., N.D., Ph.D., M.H., Vice President of Medial and Scientific Technology

Dr. Chappell has treated over 7,000 patients in a career that began in 1971 and included many Hollywood actors, producers and directors.

Dr. Chappell recently retired from active practice as a chiropractic and naturopathic physician, clinical nutritionist and medical herbalist, and is now active teaching people his respected technique for health and natural healing. This technique specializes in chronic and terminal diseases through education in immunologic rejuvenationa, and systemic detoxificationa. Among the conditions addressed are cancer, AIDS, heart disease, chronic fatigue syndrome, arthritis, herpes, sexual dysfunction, Alzheimer's disease, Parkinson's disease and diabetes.

Dr. Chappell, in his capacity as Vice President of Medical and Scientific Technology will oversee all aspects of professional medical administration and technology within each of BioQuest's operating subsidiaries.

Nicole Shoong, President of BioQuest Media Resources Group

Nicole Shoong has been an active advocate behind critical health issues for the past 20 years. In 1994, she created the California Sun newspaper, a monthly publication devoted to issues of health science, the environment, politics , self-empowerment and personal discovery. As publisher and editor of the Californian Sun, Ms. Shoong has built circulation to over 400,000 worldwide.

In 1998, Ms. Shoong established The California Sun News Hour, an hour talk radio program with an interview listener call-in format. The program aired on KFNX in Phoenix, Arizona and WALE in providence, Rhode Island, a coverage area population of approximately 10 million.

Ms. Shoong has joined us as our BioQuest Media Resources Group President which has been established to support each of the operating subsidiaries through its use of, and promotion through, traditional media resources.

Getting Started

Getting started on BioQuestIPO.com is simple. To find out about who we are and what we do, read all about us.

We also recommend you that you begin by reading the Investors' Frequently Asked Questions and the Glossary. This will give you all the basic information you need, from defining an IPO and/or DPO to teaching you how BioQuest's Dutch Auction offering works.

As an individual, after you have read the tutorial you can become a registered user of BioQuestIPO.com by going to the Registration page.

Registering for BioQuestIPO.com is absolutely free! There are no hidden charges, and there is absolutely no obligation. There are never any membership fees, ever.

In order to begin, please read our preliminary prospectus to learn more about BioQuest's offering, click here to register.

FAQ's for the Individual
o       What is an IPO?

o       What is a self-underwritten Direct Public Offering (DPO)?

o       What is a Dutch Auction?

o       What happens in case of a tie?

o       How does the bidding process work?

o       What information do I receive about BioQuest?

o       How long will the auction be open?

o       What is the minimum number of shares I can buy?

o       How do I pay for the DPO?

o       Who/What is the escrow/transfer agent?

o       Can I change or cancel a bid?

o       Can I submit more than one bid?

o       What happens to my stock once I buy it?

o       When can I trade the stock?

o What happens if I bid for BioQuest's DPO and I get outbid or the offering does not get done?

o       How is BioQuest's  website  different from other sites  offering  online
        IPO's?

o       On what exchange will BioQuest's shares be listed?

o       How can I receive a hard copy of BioQuest's prospectus?

FOR THE INDIVIDUAL:
WHAT IS AN INITIAL PUBLIC OFFERING (IPO)?

An Initial Public Offering is when a corporation offers stock to the public for the first time.

WHAT IS A SELF-UNDERWRITTEN DIRECT PUBLIC OFFERING (DPO)?

A self-underwritten DPO is when a company files to go public itself without the use of a traditional investment banking firm.

WHAT IS A DUTCH AUCTION?

This is a system that enables all potential investors in an IPO to make a bid at the price they are willing to pay for the stock in the aftermarket. The price for the IPO is set at the price of the lowest bid price that sells all of the allotted shares. All shares are priced at that price. The investors are allocated their shares by filling the highest bid first and then in descending bid price order.

An example:

BioQuest wants to sell 218,750 to 1,875,000 shares of its stock at $8/share minimum in a DPO. This means that if at least 218,750 shares are not sold at $8/share to as high as $25/share, BioQuest will withdraw the DPO. Investors then bid the price that they are willing to pay, understanding that this is an auction that fills from the highest price to the lowest price. One person may bid $25/share for 1,000 shares. Another, $20/share for 1 share. Assuming bids for at least 218,750 shares are received, it is the lowest priced bid that includes the minimum up to a maximum number of shares in descending order, that determines the price. The investors who bid higher get their excess money back while those who bid lower get all their money back. Allotments are filled starting with the people who bid highest getting their entire allotments (i.e. $25/share for 1,000 shares).

WHAT HAPPENS IN CASE OF A TIE?

If there are too many bids at the clearing price to fill them all with the remaining shares, the following procedure will be carried out:

The total remaining shares to allocate will be divided by the total number of shares bid on at the clearing price. If the percentage is less than 10%, then bids will be filled in their entirety on a first-come, first-served basis based on your bid submission time. If this percentage is greater than or equal to 10%, then everyone who has a bid at the clearing price will receive that percentage of their desired allotment. All partial share allotments will be rounded down to the nearest whole number, and these combined partial shares will be allocated to the bidders based on their time stamps, on a first-come first-served basis. See the examples below for clarification.

Total shares offered in The DPO: 218,750 up to 1,875,000

Clearing Price: $16.50 (An example assuming the midpoint of the $8.00 minimum and $25.00 maximum)

1,675,000 shares bid are allocated to investors who bid above $16.50.

EXAMPLE:

o 350,000 shares are bid on at a clearing price of $16.50 per share, only 200,000 remain to be allocated.

o 200,000/350,000 = 57% greater than or equal to 10%.Therefore all bids at $16.50 will be 57% filled.


Suppose an investor bids on 90 shares, their 57% allotment would be 51.3 shares, which would be rounded down to 51. Suppose another investor bids on 10 shares, their 57% allotment would be 5.7 shares, which would be rounded down to 5. The partial shares would be combined to form 1 additional share which would be allocated to the bidder with the earliest time stamp; hence, the investor who would have received 51 shares, would now get 52 shares if he/she had the earlier time stamp, while the other investor would stay at 5.

HOW DOES THE BIDDING PROCESS WORK?

You place a bid on an IPO for the price you feel comfortable paying in the aftermarket. Remember, this is a Dutch Auction that fills from the highest bid to the lowest bid.

WHAT INFORMATION DO I RECEIVE ABOUT BIOQUEST?

You will be required to read BioQuest's Prospectus before placing a bid. Our prospectus will be available to you online or you can print it out directly from the BioQuestIPO.com(TM) site.

HOW LONG WILL THE AUCTION BE OPEN?

The auction will be open for up to 90 days. However, the auction can close at any time prior to the 90 days if BioQuest raises the total proceeds. Therefore, it is in your best interest to place a bid and send your money to AST as soon as possible.

WHAT IS THE MINIMUM NUMBER OF SHARES I CAN BUY?

There is no minimum number of shares that a prospective bidder has to buy. You can buy one share to a maximum of 10% of the whole offering.

HOW DO I PAY FOR THE DPO?

You can pay for an DPO that is on our site in one of three ways:

o    Send in a certified check or money order for the amount due.

o    Wire funds directly from your bank or brokerage account.

o    Have your bank account  electronically  debited  (United  States  Residents
     Only).

WHO AND WHAT IS THE ESCROW/TRANSFER AGENT?

An escrow/transfer agent is the bookkeeper for public companies stock records. They keep track of how many shares there are, where they are, and whom they belong to. An escrow/transfer agent also acts as the escrow agent for this self-underwritten offering on BioQuestIPO.com(TM). The escrow/transfer agent used on our site is American Stock Transfer (AST). AST is the largest independent stock escrow/transfer agent in the U.S. They service more than 2,000 corporations with over 6,000,000 shareholders. They have clients located in all 50 states and many foreign countries. The New York State Banking Commission and the Securities and Exchange Commission regulate them.

CAN I CHANGE OR CANCEL A BID?

You can cancel your bid at anytime prior to the closing of the auction. The only way to change a bid is to cancel your original bid and re-submit a new bid.

CAN I SUBMIT MORE THAN ONE BID?

Yes. You can submit as many bids as you would like. Please remember that you can only bid for up to 10% of the entire BioQuest offering. Therefore, the total shares of all your bids may not exceed 187,500 BioQuest shares.

WHAT HAPPENS TO MY STOCK ONCE I PURCHASE IT?

When you place a bid, you indicate how you want AST to deliver your shares either they may be held at AST or transferred to your brokerage account.

WHEN CAN I TRADE THE STOCK?

Once BioQuest shares begin trading in an after market your shares may be traded. There is no guarantee on which market the BioQuest stock will trade.

WHAT HAPPENS IF I BID FOR THE BIOQUEST'S DPO AND I GET OUTBID, OR THE OFFERING IS WITHDRAWN?

If you were outbid, or the offering does not go public you will be returned all monies by check from American Stock Transfer at the end of the auction. If you paid originally by wire transfer, all funds will be credited to the account from which you wired funds. All other payment methods will be reimbursed by check from American Stock Transfer within two (2) weeks.

HOW IS BIOQUESTIPO.COM DIFFERENT FROM OTHER SITES OFFERING ONLINE IPO'S?

BioQuest's site is different from other sites offering "online" IPO's in several ways:

o    You can buy our stock directly from BioQuest on our site.

o You can pay for the DPO with a certified check/money order, wire transfer, or debiting your bank account.

o    We use a Dutch Auction method to allocate the purchase of shares.

o A self-underwritten offering done on our website enables anyone with the requisite money to pay for their shares, to have an equal chance to buy from 1 share to 10% of this BioQuest offering.

ON WHAT EXCHANGE WILL THE BIOQUEST SHARES BE LISTED?

Our shares initially will be listed on the NASDAQ OTC Bulletin Board ("OTCBB") or Small Cap Market (or the American Stock Exchange "AMEX" if at least $5,000,000 is raised in this offering).

HOW CAN I RECEIVE A HARD COPY OF BIOQUEST'S PROSPECTUS?

You can print it out directly from the BioQuestIPO.com website.

Investor Help
             Bidding

How To Bid
----------
Follow these instructions to learn all the details about our Dutch Auction process, and what you can do to bid successfully on our offering . You can also get some quick answers to the most frequently asked questions about bidding.

Bidding Glossary
----------------
Definitions of terms used in the bidding process. Look here for explanations of unfamiliar terminology, or to make sure you understand exactly what is required for each of the forms you need to fill out to place your bid.

Tutorial
--------
A step-by-step walk-through of the bidding process. Especially for beginners and first time users, this tutorial is designed to take you through the bidding process, from choosing a bid price and the number of shares to sending in your money all the way through to the receipt of your shares.

Frequently Asked Questions
--------------------------
Answers to the most frequently asked questions about the BioQuest Dutch Auction bidding process. Look here for quick answers to some of your most important questions.

QuickTips
---------
8 Important Tips every bidder should know

Bidding Tutorial

A Step by Step Tutorial of the BioQuest Dutch Auction Bidding Process.

For first time and beginner bidders, this tutorial will provide you with a complete walk-through of our bidding process, from reading our prospectus to placing your bid, setting up a payment method and confirming your bid.

Click Here to proceed to step 1: Reading the Prospectus
-------------------------------------------------------

Answers to the most frequently asked questions about the BioQuest Dutch Auction bidding process. Look here for quick answers to some of your most important questions.

BIDDING QUICK TIPS

New to bidding? Here are some quick facts to help you:

1. Before placing a bid, it is always a good idea to be a prudent investor who does his/her homework. You are highly encouraged to read BioQuest's prospectus, and do your own outside research, to understand the company itself and make an educated bid. By law, you cannot bid until you download the prospectus and read the information.

2. BioQuest sets the number of shares to be issued and the minimum bid price. In order to place a bid, you must price your bid at or higher than the minimum and indicate the number of shares you would like. For example, since the minimum bid is $8.00, you must start your bidding at $8.00.

3. The higher your bid, the more likely you are to be allocated shares. Your bid must be an amount that you are willing to pay. Remember, you must come up with the full cash amount of your bid before your bid is accepted into the auction.

4. You may bid for as little as one share. However, no one investor, individual or institution can place a bid for more than 10% of the total shares offered for each company. For example, since BioQuest is offering up to 1,875,000 shares, you may not bid for more than 187,500 shares.

5. Once you place a bid, the bid is not officially accepted until your money is received at the Escrow/Transfer Agent.

6. BioQuest has the right to close the auction for any reason prior to the official end date once the 218,750 minimum shares have been bid for. Therefore, be sure that any bid you make is final, just in case.

7. Remember, in the event of a tie, shares will be allocated to investors on a first come, first serve basis according to bid time.

8. Each bidder will be assigned a Unique Bid ID for each bid placed. It is important to remember that this Unique Bid ID needs to be written on your certified check or included in your wire instructions. Without this Unique Bid ID on your check, your check will be returned or wire refused, and your bid not accepted.

9. You can cancel your bid at any time before the close of the auction. Once canceled, your money will be returned to you by check within two weeks. Once the auction is closed, you will not be able to cancel your bid and get your money back.

10. Note, you will be notified of the results of the auction immediately following the conclusion of the independent audit.

Investor Help
             Bidding
                   How To Bid
                         BIDDING TUTORIAL
                         Reading the Prospectus
                         Placing a Bid
                         Selecting Payment and Delivery Methods
                         Confirming your Bid and Taxpayer Status
                         Your Final Bid and Printing Your Invoice

Bidding Tutorial

A Step by Step Tutorial of the BioQuest Dutch Auction Bidding Process.

For first time and beginner bidders, this tutorial will provide you with a complete walk-through of our bidding process, from reading our prospectus to placing your bid, setting up a payment method and confirming your bid.

Click Here to proceed to step 1: Reading the Prospectus
-------------------------------------------------------

NOTE: ALL NUMBERS USED IN THE FOLLOWING TUTORIAL ARE FOR EXAMPLE PURPOSES ONLY!

Reading our Prospectus

Before you can even begin to place a bid for BioQuest's shares, you must read and confirm that you have read our prospectus.

On the Offering page, you will see a record of your bids for our auction.


                [Open Auctions]
       [Company]               [Prospectus]            [Auction]
        -------                 ----------              -------
        XYZ Corporation             Read                   Bid


You will notice that the "Bid" link is disabled (grayed out) until you have read BioQuest's prospectus, and indicated to us that you had access to the information contained therein.

To read our prospectus, click on the "Read" link in the second column.

On the next page, you will have the option to either download our prospectus in PDF format, or to read the prospectus online in your web browser.

         ---------------------------------------------------------
        |                                                        |
        | [PDF Graphic]  Click here to download the company's    |
        |                propsectus in Adobe Acrobat format      |
        |                                                        |
        | [HTML Graphic] Click here to read the HTML version of  |
        |                the company prospecuts                  |
        |                                                        |
        ---------------------------------------------------------

Choose whichever format you prefer. If you choose to download our prospectus in PDF format, you will need a copy of Adobe Acrobat installed on your computer. A free version of Adobe Acrobat Reader, as well as download and installation instructions for most major operating systems, is available from Adobe's Web site.

Once you have read our prospectus, you can indicate that you have done so, and that you had access to the information contained in our prospectus, by selecting the "Yes" button on BioQuest's Prospectus download page, and clicking the "Place a Bid" button. .


         ---------------------------------------------------------
        |                                                        |
        | I HAVE READ BIOQUEST PROSPECTUS AND CONSISTENT WITH | | THE TERMS AND CONDITIONS OF THE PROSPECTUS. I WISH TO |
        |  PLACE A BID FOR BIOQUEST SHARES.                      |
        |                                                        |
        |     [Check circle] Yes       [Check circle] No         |
        |                                                        |
        ---------------------------------------------------------


Click Here to Proceed to Section 2: Placing a Bid
-------------------------------------------------

Placing a Bid

If you have indicated that you have read our prospectus, the "Bid" link under "Open Auctions" on your Offering page will be active. Click on that link to begin.


                [Open Auctions]
       [Company]               [Prospectus]            [Auction]
        -------                 ----------              -------
        XYZ Corporation             Read                   Bid


The first step in placing a bid is to determine how many shares you wish to purchase, and what price you are willing to pay for each of those shares.

Remember, once the auction closes, shares are allotted to the highest bidders first. Even though everyone who receives shares pays the same price for them. The higher you bid, the more likely you are to receive the entire allotment of shares for which you placed a bid. Low bidders may receive all, some, or none of the shares that they bid for, depending on how many shares are available, how many other bidders have placed higher bids, and what the clearing price is.

To begin placing your bid, first enter the number of shares that you are willing to purchase. Next, enter the Price Per Share that you are willing to pay.

The "Total" field will automatically be filled in for you. This is the exact amount of your bid, and your payment received by the transfer agent must match this amount EXACTLY.


                Number of Shares: [?]   [               ]
                Price Per Share: [?]    [               ]
                Total: [?]              [               ]


Please note the [?] icons throughout the bidding sections. Clicking on these icons will bring up a window with a definition and explanation of what each field is for, and guidelines for filling in those fields correctly. Please refer to these help sections if you have any questions.

Once you have filled in the number of shares you want to purchase and the price per share you are willing to pay, you are ready to proceed to the payment method section. Click the "Next" button at the bottom of the bidding form to proceed.

Click Here to Proceed to Section 3: Selecting Payment and Delivery Methods
--------------------------------------------------------------------------

Selecting Payment and Delivery Methods

Before your bid can be processed, you must indicate how you wish to pay for the shares you are bidding on. Please note that bids cannot be accepted until the funds have been received by the transfer and escrow agent, American Stock Transfer.

To select a payment method, you must have already created and set up at least one payment method in your profile. The payment methods available to you in the bidding section will depend on what payment methods you have already established.

To choose which payment you would like to utilize for a specific auction, select one from the pull-down menu.

                                /
                Payment       \/ List of Available Payment methods
                Method [?]       Cashier's Check/Money Order
                                 Wire Transfer
                                 Bank Account Debit


There are some important factors to consider when selecting a payment method. First and foremost, your payment MUST be received by the escrow/transfer agent before your bid can be accepted. If for any reason your payment is delayed, misrouted, lost or returned, your bid will be canceled. Please also note that the auction end date is SUBJECT TO CHANGE WITHOUT NOTICE. If the auction ends before your payment is received, your bid will automatically be canceled.

Some other important factors include:

o A Cashier's/Bank Check, Money Order or Wire Transfer must have your Unique Bid ID prominently printed on it, otherwise American Stock Transfer will not be able to match your bid with your payment, and your bid will be rejected at the end of the auction.

o If you choose "Bank Account Debit," be certain that there are sufficient funds in your account prior to placing your bid. Otherwise, your bid may be initially accepted, and then rejected if sufficient funds are not available in your bank account.

Please also note that all residual funds (i.e., the difference between the final cost of the shares you have been allotted and the money that you previously sent
in) will be returned to you by check within 2 weeks, regardless of the payment method which you utilized.

You must also select a delivery method for your stock certificates, should you be allotted shares at the end of the auction. You have a maximum of two choices, both of which must be established and set up in your profile prior to placing a bid. Once you have done so, you will be able to select which method of stock certificate delivery you wish to use for each auction you participate in.

Select the delivery option you desire from the pull-down menu.

                                /
                Delivery      \/ List of Available Delivery methods
                Method [?]       Send to My Brokerage Account
                                 Hold at Stock Transfer Agent


Once you have selected a payment and delivery method, click the "Next" button to proceed to the bid confirmation page.

Click Here to Proceed to Section 4: Confirming Your Bid and Taxpayer Status
---------------------------------------------------------------------------

Confirming your Bid and Taxpayer Status

Once you have selected a payment method and delivery method, you are ready to confirm the details of your bid and verify your Taxpayer ID number.

Make sure that the number of shares you have bid on, and the price per share that you indicated you were willing to pay, are both correct. Also double check the payment and delivery methods that you selected in step 2.


                Number of Shares: [?]                  1,000
                Price Per Share: [?]                  $27.00
                Total: [?]                        $27,000.00
                Payment Method [?]             Wire Transfer
                Delivery Method [?]     Deliver to Brokerage
                                                     Account

Example only without regard to BioQuest particulars or your assesment of the bid you may wish to make. If all of that information is correct, you are now ready to confirm your Taxpayer ID number.

First, you must indicate whether or not you are a citizen of the United States. Choose the appropriate option from the two which are listed.


        Pleae select one of the options below:

        [x]  I am a citizen of the United States of America

        [ ]  I am NOT a citizen of the United States of America


If you are a citizen of the United States of America, then you must verify that the disclosure statement which follows is true


          Under penalty of purjury, I certify that:

          *    The number of entered below is my correct Tax Identifiction
               Number.

          * I am not subject to backup witholding on dividend or interest funds by teh interal Revenue Serie because (1) I am exempt from backup withholding, or (2) I have not been notified by the IRS that I am subject to backup withholding.

          Submittal  of this form  denotes  certification  of these  statements.
          Please  enter  your  Taxpayer   Identification  Number,  omitting  the
          hyphens. For individuals, this is your social security number.

          Taxpayer ID Number: [?]  [                      ]


If the statement above is true, you must indicate such by entering your Taxpayer ID Number. For individuals, this is your social security number.

If you are not a citizen of the United States of America, you are not required to enter anything into the Taxpayer ID Number field.

Finally, once you have filled in the required bids, and you are certain that your bid information is correct, enter your password (this is the same as the password you used to enter the Offering section of the site) into the password field and then click on the "Confirm Bid" link.


               Please enter your password  [                       ]
               <-- Back                               Confirm Bid -->

The next screen will include the final details of your bid, as well as any pertinent instructions regarding your payment or delivery methods. There will also be a link which you can use to display a printable invoice for your records, and to include with any payments you need to send in.

Click Here to Proceed to Section 5: Your Final Bid and Invoice
--------------------------------------------------------------

Your Final Bid and Printing Your Invoice

Once your final bid has been confirmed, you will see a page summarizing the details of your bid, as well as some other pertinent information regarding the payment method you have selected, the delivery method you specified, and information about the auction in general.

The most vital piece of information presented on this page is your UNIQUE BID NUMBER. You should pay careful attention to this number. If you have any questions regarding your bid, or any problems with your payment, you MUST refer to this number.


                Bid Number: [?]              UBN123450123456
                Number of Shares: [?]                  1,000
                Price Per Share: [?]                  $27.00
                Total: [?]                        $27,000.00
                Payment Method [?]             Wire Transfer
                Delivery Method [?]     Deliver to Brokerage
                                                     Account


Exmple only without regard to BioQuest DPO particulars. The Unique Bid Number is the only piece of information which American Stock Transfer can use to identify your payment. Therefore, if you chose to pay with a Cashier's Check, Bank Check, Wire Transfer, or Money Order, you must include your Unique Bid Number on your payment. If you are paying by Cashier's/Bank Check or Money Order, write the Unique Bid Number in the "memo" area. If you are paying by wire transfer, make sure that your bank includes the Unique Bid Number as one of the comment areas on your wire transfer. IT MUST INCLUDE THE LETTERS "UBN".

Lastly, you will notice a link to a printable invoice.


                    Please Click Here to Print Your Invoice
                    ---------------------------------------


Click on that link to go to a page which you can print, and which will serve as the invoice for your bid. To help American Stock Transfer identify your payment, if you choose to pay by Cashier's/Bank Check or Money Order, include a copy of the invoice with your payment.

            Welcome to the BioQuest International, Inc. Direct Public
                               Offering Website.

          This entire website is part of the BioQuest prospectus that BioQuest has filed with the Securities and Exchange Commission.

          The purpose of this site is to allow you, the individual investor, to invest directly in our company without large brokerage fees or opening an account.

          We will conduct our self  underwritten,  Direct Public
          Offering (DPO) using a Dutch Auction of our registered shares on this site.

          Join now to learn more about BioQuest and read our prospectus.

Glossary of Terms

 [A] [B] [C] [D] [E] [F] [G] [H] [I] [J] [K] [L] [M] [N] [O] [P] [Q] [R] [S] [T]
                               [U] [V] [W] [Y] [Z]

A

Account Executive: In the securities field, another name for a stockbroker.

Account Statement: A statement a brokerage firm sends a client that summarizes the activity of his or her account--that is, if there have been any dividend or interest payments, as well as liquidations or purchases of stocks, bonds, mutual funds and other investments.

Accumulation: Institutional investor buying large amounts of stock, but doing this over time so as not to affect the stock price.

Acquisition: one company buying all the stock of another company.

Active Market: a securities market that has high levels of trading.

Advance/Decline Line: a market indicator that shows the number of stocks going up compared to those stocks going down. The Advance/Decline Line is used to indicate the general direction of the stock market. For example, if more stocks are going up than down, the market is considered to be bullish.

Aftermarket: the active market where traders buy and sell shares in a public company. The most common markets are NASDAQ, New York Stock Exchange and American Stock Exchange.

All-or-None Offering: if a minimum number of shares of a company are not sold, the offering is then canceled.

Allotment: the number of shares each underwriter is authorized to sell.

Analyst: someone who researches companies, so as to determine which ones are worth purchasing or selling.

Angel: friend, family member or wealthy individual that will invest money in startup companies.

Annual Report: a document that the government requires every public corporation to distribute. The annual report shows: the names of the directors,the earnings, sales, corporate strategies, assets, etc.

Appreciation: when the value of a stock or bond increases.

Arbitration: the arbitration clause found in nearly every brokerage client account form, in which the client agrees to arbitrate disputes with his or her broker. Arbitration is considered to be a cheaper and quicker alternative to the court system.

Ask: the price at which the client buys a stock.

Asset: the property of an individual or a corporation.

Asset Allocation: an investment approach in which the client's assets are divided into a variety of categories. For example: 50 percent in stocks,40 percent in bonds and 10 percent in cash.

Asset Play: buying a stock that you believe is selling below its actual value.

Auction: see Dutch Auction.

Auditor: a member or members of a firm of certified public accountants who will independently review the books of a company before a public offering. [TOP] B

Back Office: where client records are maintained and processed. Many back offices are computerized, quick and efficient. However, there still may be mistakes.

Bad Boys: individuals who have violated securities laws. Such offeringsas Reg A and SCOR prohibit bad boys from participating in these offerings, unless the Securities and Exchange Commission and state authorities consent.

Balance Sheet: shows a company's assets, liabilities and capital. The balance sheet can be found in the company's annual report.

Basis: the initial cost of investments, which the IRS uses to determine an individual's tax liability.

Basis Point: equal to one-hundredth of a percentage point. For example, if a bond's interest rate increases from 8.40 percent to 8.42 percent, thenthe bond interest rate has increased by two basis points (8.42% minus 8.40%equals 0.200%).

Bear: a person who believes stocks will decline.

Bellwether Stock: a company that has an enormous influence on the direction of the market.

Best Efforts Offering: a securities firm agreeing to sell the stock of a new company to the public without guaranteeing the company any money. That is, the securities firm will do its best to sell the shares.

Bid: the price at which a client sells a stock.

Big Board: the nickname of the New York Stock Exchange.

Big  Five:   the   nation's   major   accounting   firms.   They   are:   Arthur
Andersen,Deloitte   &   Touche,   Ernst  &  Young,   KMPG  Peat   Marwick,   and
PricewaterhouseCoopers.

Block Trade: a trade of 10,000 or more shares.

Blue Chip Stocks: large, well known stocks--such as AT&T, GE, Philip Morris, GM--that are usually traded on the New York Stock Exchange. The phrase "blue chip" is said to derive from playing poker, in which blue chips have the highest value.

Blue Sky Laws: state laws that regulate the issuance of initial public offerings.

Board of Directors: a group of persons, who are elected by the shareholders, to oversee the strategic direction of a corporation.

Bond: a long-term (ten to thirty years maturity) debt instrument that pays a fixed amount of interest every six months and will pay the face valueof the bond (usually $1,000) at maturity.

Book Value: the equity or net worth of a firm, which is equal to its assets minus its liabilities.

Bottom Fishing: investors buying stocks that have fallen greatly in value.

Broker-Dealer: another name for a brokerage firm.

Bull: a person who believes the market will increase in value.

[TOP]
C

Capital Gain: when a client sells a stock, bond or mutual fund at ahigher price than he or she paid for it.

Capital Loss: when a client sells a stock, bond or mutual fund at alower price than he or she paid for it.

Capital Market: another name for a stock or bond market.

Capitalization: equal to a company's stock price multiplied by the number of shares owned by the public (that is, outstanding shares). For example, if a company is selling for $50 per share and has 1,000,000 shares outstanding,then the capitalization is $50,000,000 ($50 multiplied by 1,000,000).

Cash Account: the most basic type of brokerage account a client can open. A cash account allows the client to make transactions using cash, not loans (which would require a margin account).

Cash Cow: a stable company that generates huge amounts of consistent cash flow.

Cash  Value:   the  value  of  money  that  has   accumulated  in  an  insurance
policy--which can be borrowed or withdrawn by the client.

Chartist: a person who practices technical analysis.

Churning: excessive trading of a client's account by a broker. Thisis a forbidden practice in the brokerage industry.

Close: the final transaction price of a stock, bond or mutual fund on a particular trading day.

Closed-End Mutual Fund: a company traded on a stock exchange that buys and sells stocks of other companies.

Closely Held Company: a company that has a few people who own large amounts of stock.

COLA: see Cost of Living Adjustment. (not in glossary)

Cold Comfort Letter: a letter that indicates that the auditor found no problems with the company's books after its review.

Common Stock: issued by a company to raise money; the stock will then be traded on a stock exchange. This common stock represents ownership in the company.

Consumer Price Index: known as CPI. The CPI measures consumer inflation.

Contrarian: an investor who does the opposite of what most investors do. For example, if most people are selling airline stocks, then a contrarianwill buy airline stocks.

Control Person: persons who have special influence on the company--such as officers, directors and those who own 10% or more of the stock. These persons must meet strict regulations regarding the buying and selling of the company's stock.

Convertible Debenture: a bond that can be exchanged for a fixed amountof common stock.

Correction: a temporary fall in the stock market (usually a 10% drop).

Coupon: the semiannual interest payment on a bond.

Crash: when the stock or bond markets fall tremendously. The 1987 crash,in which the stock market fell over 20 percent, is the most recent example.However, crashes are a rarity.

Credit Rating: indicates the probability of a corporate or municipal bond issuer's ability to meet its interest payments and repay principal. The two most well known rating agencies are Standard & Poor and Moody's Investor Service.

Current Yield: a stock's dividend divided by its stock price. For example,if a stock has an annual dividend of $1 and a stock price of $10, then its currentyield is $1 divided by $10 or 10 percent.

Cyclical Stock: a stock that performs well during economic recoveries but does badly during recessions. Examples: companies that sell large-ticket items, such as General Motors.

[TOP]
D

Debenture: a bond that is backed by the "full faith and credit"of a corporation. Since the bonds have no collateral, only strong, established companies will usually issue debentures, such as AT&T, Exxon, etc.

Default: when a company or individual is unable to meet debt payments.

Defensive Stocks: stocks that do well during recessions. These are usually issued by stable companies, such as food producers (for example, Kellogg).

Deficiency  Letter:  a company  that  files  with the  Securities  and  Exchange
Commission and state authorities in order to go public will be issued a deficiency letter by these government agencies, which makes suggestions on what to do with the offering. Although these are "suggestions," a company should follow them.

Deflation: a general decline of prices in the national economy.

Delisting: taking a stock off an exchange because it no longer meets the exchange's listing requirements.

Dilution: lowering the percentage of ownership of current shareholders by a company when it issues new shares.

Direct Public Offering: a company bypassing an underwriter and goingpublic on its own (this is what BioQuestIPO.com(TM)helps companies do).

Directors: see Board of Directors.

Discounting the News: if good or bad news comes out about a company, then investors will immediately react and discount (that is, buy or sell) the information into the stock price.

Discretionary Authority: a client allowing the broker to make trades without prior notification.

Distribution: see Lump-Sum Distribution. (not in glossary)

Diversification: spreading money into different investments so as to help reduce the risk of loss.

Dividend:   a   payment--usually   made   quarterly--to    shareholders   of   a
corporation.The board of directors of the company is the group that decides whether there should be a dividend payment.

Dog: a stock that does poorly.

Dog and Pony Show: the underwriter generating the interest of investors for a new offering. This is usually done by putting on presentations to brokers and institutional investors.

Dollar-Cost Averaging: an investment strategy in which a client investsa fixed amount of money periodically (such as monthly or quarterly). When stock prices are low the client will buy more shares and when stock prices are high,the client will buy fewer stocks.

Dow Jones Industrial Average: the most widely watched indicator of the stock market. This average is composed of 30 major stocks, like IBM and Philip Morris.

Downside Risk: the price at which an investor feels a stock will, on a worst-case scenario, fall.

Due Diligence: an underwriter making a reasonable investigation of a company to see if it is ready to go public. The underwriter delves deeply into the company's financial statements. This can take several months. In a direct IPO the individual investor is responsible performing their own due diligence.

Dumping: when many investors sell stocks.

Dutch Auction: a system that enables all potential investors in an IPO to make a bid at the price they are willing to pay for the stock in the aftermarket. The price for the IPO is set at the price of the last bid for the last allotted shares. All shares are then sold at that price. The investors are allocated their shares based upon their highest bid price. An example:

XYZ corporation wants to sell 1 million shares of its stock at $5/share minimum in an IPO. This means that if all 1 million shares are not sold at $5/shareor higher, XYZ will withdraw the IPO. Investors are encouraged to bid the highestprice they want to pay for the stock.

One person may bid $50/share for 1,000shares. Another, $45/share for 1 share. When 1 million shares are bid for, the price of the last share determines the price for all 1 million. In this case, the last share was bid for $30/share. The investors who bid higher get their excess money back while those who bid lower get all their money back. Allotments are filled starting with the people who bid highest getting their entire allotments.

(E.g.. $50/share for 1,000 shares) For more information see FAQ section.

[TOP]
E

Earnings Per Share: the profits of a company divided by the number of shares owned by the public. For example, if a company earned $1,000,000 and has 1,000,000 shares, then the earnings per share will be $1 ($1,000,000 divided by 1,000,000 shares).

EDGAR: an online system where an investor can obtain financial information about public companies (such as prospectuses and annual reports).

Effective Date: when the registration statement becomes effective with the Securities and Exchange Commission and state agencies. The company can then distribute a prospectus to potential customers of the new issue of stock.

Emerging Market: a Third World country that is poised for strong economic growth. There are many emerging markets in such areas as Eastern Europe, Asia and South America. In fact, there are a variety of mutual funds that invest in these emerging markets.

Equity: see Common Stock.

ESOP: stands for Employee Stock Ownership Plan, which is used by corporations to buy their own stock on behalf of their employee retirement plan.

[TOP]
F

Face Value: the amount--which is usually $1,000 per bond--that a government or corporation will pay its investors when the bonds mature.

Fallen Angel: a stock that was once successful but has recently experienced great financial troubles.

Federal Funds Rate: the rate at which banks lend money to each other.Many people on Wall Street analyze the Federal Funds Rate in order to predict the direction of interest rates.

Federal Reserve System: also called the Fed. The Fed is an extremely influential factor in the American (as well as the world) economy. The Fed is the nation's central bank, which regulates the amount of money and credit availability in the economy, as well as regulating the banking industry.

Fiduciary Responsibility: a relationship of trust to another person .For example, a broker has a fiduciary responsibility to his or her client.

Filing: the date on which the registration statement is filed with the Securities and Exchange Commission or to state authorities. This begins the time of the waiting period.

Financial Printer:  the firm that creates the necessary  documents--registration
statement,   prospectus--for  a  public  offering.  These  printers  are  quick, efficient and understand the regulatory rules for public offerings.

Finder: a person who establishes a relationship with a company and then refers the company to a firm that can bring the company public. The finder will receive a fee for this service.

Fixed-Income Security: see Bond.

Flat Market: when the stock market is not moving much.

Float: the number of shares the company has outstanding.

Fully Diluted: the earnings per share assuming that all the warrants and options have been exercised.

Fully Valued: a stock or a bond reaching its peak and is poised for a fall.

Fundamental Analysis: a method of valuing stocks by considering financial data, such as cash flow, earnings, sales, market share, debt levels, etc.

[TOP]
G

Glamour   Stock:   a   well-known,   popular   stock   that  has  great   growth
prospects.Typically,   glamour  stocks  are  in  exciting   industries--such  as
biotechnology and software, the Internet, etc.

Going Private: when a group of investors (usually management) buys all the stock in its company.

Goodwill: the intangible assets of a company, such as reputation, brand names, commitment to the community, etc.

Going Public: see Initial Public Offering.

Gross Domestic Product: known as GDP. It shows the value of a nation's goods and services.

Growth Stock: a stock that grows faster than the economy. The companies that issue such stock are usually small. However, bigger companies can have growth stocks, too, such as Wal-Mart.

[TOP]
H

Hard-Money Assets: gold and silver.

Hedge: methods of protecting a client's portfolio from a falling market.

Hidden Asset: a valuable asset (such as real estate, a patent, etc.) whose value is understated on a company's financial reports.

High Flier: a stock that climbs quickly in a short period of time.

High-Yield Bonds: see Junk Bonds.

Holding Company: a company that has controlling ownership in one or more subsidiary companies.

Home Run: a stock that doubles in a short period of time (such as three to six months).

Hot Issue: a new issue that immediately sells higher than the offering price.

[TOP]
I

Illiquid: an investment that cannot be easily converted into cash,such as real estate (which typically takes months to sell).

In-and-Out Trader: an investor who tries to make a quick profit.

Income Investment: an investment that pays mostly interest or dividends.That these investments tend to be conservative, does not imply there is little risk .

Index: a statistical calculation that measures the performance of a group of stocks or bonds over time. That is, if the stocks or bonds in the index--in general--increase in value, so will the index and vice versa.

Inflation: a general rise in prices throughout the economy.

Initial Public Offering (IPO): a corporation offering stock to the public for the first time.

Inside Information: material information that has not been disclosed to the general public. It is illegal to act on this type of information.

Insiders: directors, officers and major stockholders, who own 10 or more percent of the company's stock.

Institutional Investor: an organization with much money that invests in the stock and bond markets. Examples of institutional investors: pension funds, insurance companies and mutual funds. Much of the trading volume in stocks and bonds, in fact, comes from the transactions of institutional investors.

Intermediate Bond: a corporate or government bond that has a maturity of between one to ten years.

Investment Bankers: professionals who help corporations with mergers or initial public offerings.

Issuer: the company that issues new stock to the public.

[TOP]
J

Joint Account: a brokerage or mutual fund account in which a client owns stocks, bonds or mutual funds with one or more other people (all of whom must sign the account).

Junk Bonds: bonds that offer a high yield but are backed by companies that usually have a higher probability of default.

[TOP]
K

Keogh Plan: a retirement plan for self-employed people.

[TOP]
L

Large Capitalization Stock: a well-known company that has over $1 billion in market capitalization. Examples of large capitalization stocks: Philip Morris, General Electric and Wal-Mart Stores.

Leading Economic Indicators: a statistic reported by the government that tries to predict if the economy will expand or contract.

Letter of Intent: the agreement between a company and an underwriter to perform services for a public offering.

Leverage: another name for debt.

Leveraged Buyout: when a group of investors borrows huge sums of money to buy a company.

Liquidation: to sell all of a stock, bond or mutual fund.

Listed Stock: stocks that are on organized exchanges, such as the New York Stock Exchange or the American Stock Exchange. Unlisted stocks are on the Over-the Counter- Market--a computer network that spans the country.

Load: the commission charged on mutual funds.

Long-Bond: any bond that has a maturity of ten or more years. When investors talk about the long bond, however, they are usually referring to the 30-year Treasury bond.

[TOP]
M

Macroeconomics: study of the whole economy (which now means the global economy).

Margin: when an investor borrows money to buy stock.

Market Maker: a securities firm that posts bid and ask prices for companies on the Over-the-Counter Market.

Market Timing: an investor trying to predict the direction of the market and invest accordingly. Unfortunately, this is a difficult strategy and has had limited success.

Market Top: the stock or bond market reaching its highest level--and is thus ready for a fall.

Maturity: the date on which the issuer will pay off the face value of its bonds.

Member Firm: a brokerage firm that owns a seat (membership) on the New York Stock Exchange.

Merger: two or more companies agreeing to combine their operations and form a larger corporation.

Monetary Policy: the Federal Reserve Board changing the money supply so as to change the direction of the economy.

Money Market Fund: a mutual fund that invests in short-term debt instruments of governments and large corporations. The purpose of a money market fund is to collect interest from these short-term debts and pass them on to the investors of the fund.

M1: a statistic that shows how many coins, currency and checking deposits there are in the economy.

Multiple: see Price-Earnings Ratio.

Municipal Bond: a bond issued by a locality, city or state in order to finance public projects, such as roads, hospitals, and schools. The interest a client earns on municipal bonds is exempt from federal taxes. If the client is a resident of the state in which the municipal bond was issued, the interest is exempt from state taxes. Some states allow a client to exempt interest from local taxes--such as New York (this type of bond is known as triple exempt municipal bond).

Mutual Fund: pools investor money and hires one or more money managers to buy and sell stocks and bonds.

[TOP]
N

NASD: National Association of Securities Dealers. This private organization helps to regulate the stock and bond markets.

National Association of Securities Dealers Automated Quotation Service(NASDAQ): created in 1971 by the National Association of Securities Dealers, NASDAQ is an extensive electronic system that links many traders who deal in over-the-counter stocks. Stocks on the NASDAQ tend to be of smaller companies and more speculative.

NAV: stands for net asset value, the price of a mutual fund.

Net Income: the profits of a corporation after taxes.

New Issue: a company that has recently gone public.

No-Load: a mutual fund without a commission.

Note: a short or medium maturity bond.

[TOP]
O

Obligation: a debt owed to someone else. A bond, for example is an obligation.

Odd Lot: fewer than 100 shares.

Offering Price: the price at which a company will go public.

On the Sidelines: a client waiting for prices to drop before he or she buys any more stock.

OPM: "other people's money."

Option: a contract that gives the investor the right to buy (known as a call option) or the right to sell (known as a put option) 100 shares of a stock over a period of time (usually three months).

Out of Favor: a stock of which the investment community has a negative view.

Outstanding: the number of shares that is in investor hands.

Overbought: a stock price at speculative levels.

Overheated: the growth of the economy is fast and inflation is beginning to accelerate.

Oversold: a stock at unreasonably low levels.

[TOP]
P

Paper Profit or Paper Loss: when the value of a stock goes up or down, and the client does not sell them. If the client did sell them, there would be realized capital gains or losses.

Paper Tiger: an investment that looks strong, but is actually weak.

Parent Company: a company that controls and owns another company.

Par Value: see Face Value.

P-E Ratio: see Price-Earnings Ratio.

Penny Stock: a small company that has a share price of $5 or lower.These are speculative investments and are not for the faint of heart.

Pink Sheet Stocks: penny stocks whose prices are published by the National Quotation Bureau.

Plow Back Earnings: company profits that are not used to pay dividends but are plowed back into the corporation and used to increase investment in plant, equipment and research.

Point: for stocks, one point equals one dollar; for bonds, one point equals ten dollars.

Portfolio: the composition--stocks, bonds, mutual funds, etc.--of a client's investment assets.

Preferred Stock: similar to common stock, but usually pays higher dividends. Preferred stockholders get their dividends before common stockholders.

Pre-filing Period: the period between the decision to go public and the necessary filings for the offering.

Price-Earnings Ratio (PE ratio): calculated by dividing the stock price by the earnings per share. For example, if a company is selling for $50 andhas earnings per share of $5, then the PE ratio is 10 ($50 divided by $5). Many analysts use the PE ratio to indicate if a stock is undervalued (e.g., if thePE ratio is under 5 or 10) or overvalued (50 to 100).

Prime Rate: a rate charged by banks to their best customers (such asmajor corporations, like AT&T and Philip Morris).

Private Corporation: also known as a closed corporation. A private corporation is not listed on a stock exchange or on the Over-the-Counter Market.

Proceeds: the amount of money a company receives from it's offering of stock to the public.

Profit Taking: after a stock has increased in value, investors take their gains by selling some of their stock.

Program Trading: sophisticated computer-generated investment strategies used by major institutions that try to find profits by investing quickly in a basket of stocks, such as the S&P 500.

Prospectus: a document that discloses material financial information to those who want to invest in an initial public offering.

Proxy: giving authorization to someone else to vote common stocks, such as at a company's shareholder meeting.

Public Offering: the issuance of stock to the public.

Pure Play: a company that has only one product or service.

Put Option: see OPTION.

[TOP]
Q

Quant: an investor who uses complex mathematical and statistical analysisto select stocks and bonds.

Quarter: equivalent to three months.

Quote: the price of a stock or bond.

[TOP]
R

Rally: the stock or bond markets undergoing strong increases in value.

Random Walk: a theory that states people cannot, over the long-term, beat the market averages (like the S&P 500).

Range: the difference between a stock's highest and lowest price during the last 52 weeks.

Rating: an analysis of whether a bond has sufficient backing to guarantee its payment to investors. For example, if a bond has a rating of AA, it willmost likely be safe for investors. However, if the bond has a C rating, there may be problems for investors.

Real Rate of Return: profit that is adjusted for inflation.

Realized Gain or Loss: see Capital Gain or Capital Loss.

Recession: the economy's Gross Domestic Product (which measures the total value of goods and services produced by the economy) falling for two consecutive quarters.

Red Herring: a preliminary prospectus that has been filed with the Securities and Exchange Commission but is used before the effective date.

Registered Representative: another name for a stockbroker.

Registrar: the company that keeps track of the ownership of a company's stock.

Registration Statement: the necessary document to be filed with the Securities and Exchange Commission in order to go public.

Regulation A: a less onerous means of going public for those companies who wish to raise less than $5 million. There is no requirement to file a registration statement with the Securities and Exchange Commission.

Reorganization: a company undergoing tremendous change, such as layoffs, cost cutting or mergers.

Revaluation: the increased purchasing power of a country's currency relative to other countries.

Revenue Bond: a bond that is not backed by a municipality's taxing power, but by the revenue capacity of the project that the revenue bond financed. For example, a revenue bond is issued to finance a civic center and the money generated from the civic center is used to pay bondholders.

Reversal: the change of direction of a stock's price.

Risk: the probability that a client will lose money on an investment.

Road Show: the promotional activities to generate interest in a new offering. See also: Dog and Pony Show

Rotation: investors selling stocks of one industry and investing the money in stocks of another industry.

Round Lot: buying stocks in share increments.

[TOP]
S

Schedule 13D: a notice filed with the Securities and Exchange Commission--within ten days--when someone buys five percent or more of a company's stock.

SEC: see Securities and Exchange Commission.

Secondary: a small company stock.

Secondary Offering: an already public company issuing more stock to the public.

Sector: an industry, such as airlines or retailers.

Secular: a long-term trend in a market or economy.

Securities: stocks and bonds.

Securities and Exchange Commission: a government agency that regulates stocks and bonds.

Securities Investor Protection Corporation (SIPC): a nonprofit corporation that insures, in case of bankruptcy, $100,000 in cash and $500,000 in securities for brokerage accounts.

Self-Directed IRA: a retirement account that allows the client to make his or her own investment decisions.

SEP: See Simplified Employee Pension Plan.

Selling Short: a way to make money if a stock is falling in price. For example, Joe will sell stock he does not have for $50 per share (that is, he will borrow the stock from a brokerage and sell it). Then, within three months,the share price declines to $40. He will then buy back this stock and cover his short (that is, return the stock he borrowed). Therefore, he will have made $10 per share ($50-$40).

Share: see Common Stock.

Shareholders: the investors who own common stock in a company.

Simplified Employee Pension (SEP): a retirement plan for small companies (fewer than 25 employees).

Sleeper: a stock that is believed to be selling cheap.

Specialist: a person who uses his or her own money to invest in securities on the floor of the New York Stock Exchange. These people "make markets"in stocks. When people sell, specialists buy, and vice versa.

Special Situation: a major change for a company--such as a merger--that will have a significant effect on its stock price.

Spin Off: a corporation selling a subsidiary to its current shareholders by issuing new stock.

Split: a corporation issuing more stock to its shareholders. For example,if a corporation initiates a two-for-one stock split, it will issue two shares for every share a current shareholder owns.

Stagflation: the economy suffering from both inflation and unemployment.

Standard & Poor's 500 (S&P 500): a market index that shows the value of 500 major corporations (400 industrial stocks, 20 transportation stocks,40 financial stocks and 40 public utilities). The index is used to indicate which direction the market is going.

Street Name: a client's stocks that are registered with a brokerage firm. That is, the client does not hold the stock certificates; rather, the brokerage firm does.

Syndicate: a group of institutions that pool their resources to do an initial public offering.

Synergy: a merger of companies that results in a higher value and performance than if they remained separate.

[TOP]
T

Take a Bath: a huge loss in a stock.

Tax Basis: see Basis.

Technical Analysis: a method of valuing stocks by considering a stock's price pattern on a chart over time.

Technical Rally: a temporary rise during a bear market.

Tender Offer: someone offering to buy another company by going directly to the shareholders.

10-K Report: see Annual Report.

Thin Market: when volume of trading is low.

Tick: a change in price.

Tight Money: when the Federal Reserve increases interest rates to combat inflation.

Tombstone Ad: announcement--usually in a newspaper, such as The Wall Street Journal--of a new offering.

Total Return: a calculation that includes both the money a client makes from an investment's increase in value and its dividends or interest payments.

Trader: a short-term investor.

Transfer Agent: the company that is responsible for transferring stock from buyers to sellers.

Treasury Bond: a long-term bond (10 to 30 years) issued by the federal government.

Treasury Bill: a short-term bond (3 months to 1 year) issued by the federal government.

Treasury Note: a medium maturity (1 to 10 years) bond issued by the federal government.

Trough: that point at which the economy is at its lowest.

[TOP]
U

Undercapitalized Company: a company that does not have sufficient cash to run properly.

Uniform Gift to Minors Act (UGMA): a custodian account that allows minors to purchase stocks, bonds and other investments.

Uniform Transfer to Minors Act: see Uniform Gift to Minors Act.

Unloading: massive selling of stocks or bonds.

Unsecured Debt: bonds not backed by assets of a company, but by the company's creditworthiness.

[TOP]
V

Value Investor: a person who tries to find companies that are selling below their actual worth.

Variable Annuity: an annuity whose value is based on stocks, bondsor mutual funds.

Volume: the total number of stocks or bonds that have been traded (that is, bought and sold).

[TOP]
W

Waiting Period: the time between the filing of the registration statement with the Securities and Exchange Commission and the effective date.

Warrant: a security that allows an investor to purchase a fixed number of shares for a fixed price over a period of time (usually 10 to 15 years).

Wash Sale: a strategy in which an investor sells securities at the end of the year so as to take a tax-loss and then immediately buys back the same securities, within 30 days of their sale. The IRS does not allow this.

Windfall: a person or corporation receiving an unexpected large amount of profits.

Window Dressing: at the end of the quarter when major institutions sell securities that have not done well.

[TOP]
Y

Yield: see Current Yield.

Yield-to-Maturity (YTM): the yield on a bond if the client holds it until maturity.

[TOP]
Z

Zero-Coupon Bond: a security that does not pay interest but is sold at a deep discount to its face value. When the bond matures, usually within 5 to 25 years, the investor will receive the face value. The difference between the original price of the bond and the face value is the amount of interest earned.

BioQuestIPO.com Privacy Policy

Receipt of Information

Our primary goal is to provide you with a smooth, efficient and customized experience while you use our services. To be able to read our preliminary prospectus, you need to register using our online registration form. You will be required to provide us with your contact information, such as name, address, phone number and e-mail. For your protection, you are required to create a unique user name and password.

We automatically track certain information about you based upon your behavior on our site. This information may include the URL that you just came from (whether this URL is on our site or not), which URL you next go to (whether this URL is on our site or not), what browser you are using, and your IP address (an anonymous code that identifies the physical location of your internet service provider). We use this information solely to conduct internal research on our users' demographics, interests and behavior to better understand and serve our users. This information is compiled and analyzed on an aggregated, and not individual, basis.

If you use a service provided by an affiliated company of BioQuestIPO.com, the Service Provider may provide personal information about you and possibly the transaction back to BioQuestIPO.com.

Our Use of Your Information

We use personally identifiable information about you to improve our marketing and promotional efforts, to statistically analyze site usage, improve our content and product offerings and customize our site's content, layout and services. We believe these uses allow us to improve our site and better tailor it to meet your needs.

We may also use your information to deliver information to you that, in some cases, are targeted to your interests, such as targeted banners, new services and promotions. By registering with BioQuestIPO.com, you expressly agree to receive this information. You can remove yourself from participating on this site by sending an email to info@bioquestipo.com.

We use your email address, your mailing address and phone number to contact you regarding administrative notices, new product offerings and communications relevant to your use of the site.

We use information in the file we maintain about you, and other information we obtain from your current and past activities on the Site, to resolve disputes, and troubleshoot. At times, we may look across multiple users to identify problems or resolve disputes, and in particular on rare occasions, we may evaluate your information to look for users using multiple User ID's.

Our Disclosure of Your Information

Unfortunately, due to the existing regulatory environment, we cannot ensure that all of your private communications and other personally identifiable information will never be disclosed in ways not otherwise described in this Privacy Policy. By way of example (without limiting the foregoing), we may be forced to disclose information to the government or third parties under certain circumstances, or third parties may unlawfully intercept or access transmissions or private communications. You expressly grant us permission to disclose any information about you to law enforcement or other government officials as we, in our sole discretion, believe necessary or appropriate, in connection with an investigation of fraud, intellectual property infringements or other activity that is illegal or may expose us to legal liability.

The following describes some of the ways that your personally identifiable information may be disclosed:

Service Providers. BioQuestIPO.com offers a number of third party services from our site (e.g., escrow, authentication). If you choose to use these optional services, we will, by necessity, provide some of your personally identifiable information to the Service Provider offering such services. You can, of course, avoid having us make such disclosures by choosing not to use these services.
Because we do not control the privacy practices of these third parties, you should evaluate their practices before deciding to use their services.

BioQuestIPO.com Subsidiaries and Joint Ventures. We will share much of our data, including personally identifiable information about you, with our subsidiaries and Joint Ventures that are committed to serving your person-to-person investment needs throughout the world. To the extent that these entities are getting access to your information, they will treat it at least as protectively as they treat information they obtain from their other users. We require our subsidiaries and joint ventures to follow privacy practices no less protective of all users than the practices described in our document.

Welcome to the BioQuestIPO.com community!

Contact Us

11217 Silverleaf Drive
Fairfax Station, Virginia 22039

1-866-468-6228 (GO TO BAT)
1-866-466-3228 (GOOD BAT)
info@bioquestipo.com

                          BIOQUEST INTERNATIONAL, INC.


                   A Minimum of 218,750 Shares of Common Stock
                        Up to a Maximum 1,875,000 Shares







                                   PROSPECTUS










                                April _____, 2001












No dealer, salesperson or other individual has been authorized to give any information or to make any representations not contained in this prospectus in connection with the offering covered by this prospectus. If given or made, such information or representation must not be relied upon as having been authorized by BioQuest. This prospectus does not constitute as an offer to sell, or a solicitation of an offer to buy, the common stock in any jurisdiction where, or to any person to whom, it is unlawful to make such offer or solicitation.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24. Indemnification of Directors and Officers

     Employees and affiliates are indemnified under pertinent Virginia authority. Nevertheless, the Registrant is prohibited from indemnifying its affiliates for liabilities resulting from violations or alleged violations of the Securities Act of 1933 or any state securities laws in connection with the issuance or sale of the shares of common stock, except in the case of successful defense of an action in which such violations are alleged, and then only if a court approves such indemnification after being appraised of relevant regulatory positions on indemnification.

     Specifically, each director or officer of Registrant will be indemnified against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the director or officer in connection with the defense or settlement of any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, in which he is involved by reason of the fact that he is or was a director or officer of Registrant; such indemnification, of course, is conditioned upon such officer or director having acted in good faith and in a manner that he reasonably believed to be in or not opposed to the best interests of Registrant and, with respect to any criminal action or proceeding, if he had no reasonable cause to believe that his conduct was unlawful. If, however, any threatened, pending or completed action, suit or proceeding is by or in the right of Registrant, the director or officer shall not be indemnified in respect to any claim, issue or matter as to which he is adjudged to be liable to us unless a court determines otherwise.

     Moreover, the Certificate of Incorporation of Registrant provides that no director of Registrant shall be personally liable to us or any of our shareholders for monetary damages for any breach of fiduciary duty as a director, except with respect to: (i) any breach of the director's duty of loyalty to us or its shareholders; (ii) for acts or omissions that are not in good faith or involve intentional misconduct or a knowing violation of the law;
(iii) violation of the Virginia Uniform Securities Act; or (iv) for any transaction from which the director derived an improper personal benefit. In addition, such Certificate of Incorporation authorizes us to indemnify any person to the fullest extent permitted by The Virginia Code.

Item 25. Other Expenses of Issuance and Distribution. *

     The following table sets forth an itemized statement of all cash expenses in connection with the issuance and distribution of the securities being registered:

                                                                      Minimum         Maximum
                                                                      -------         -------
Securities and Exchange Commission filing                              $3,960          $3,960
Blue sky fees and expenses**                                           30,040          30,040
Printing and related costs                                             25,000          25,000
Legal fees and expenses                                                35,000          35,000
Accounting fees and expenses**                                         30,000          30,000
Software license fee for Internet- Based Direct Public                 25,000          25,000
offering
Marketing - Internet and Non-Internet***                               60,000         460,000
Complete web site for Stage I                                          45,000          45,000
Miscellaneous                                                           4,000           4,000
                                                                        -----           -----
                                                                     $258,000        $658,000

Total
*    There are no selling commissions paid by Registrant.
**   Estimated.
*** These funds will be used to drive potential investors to our website, BatOutOfHealth.com, and ultimately to www.bioquestipo.com, the site which will include our prospectus and which will facilitate users/investors registering to bid on shares of our common stock through our mini-maxi Direct Public Offering, utilizing the Dutch Auction process. Specifically, we will employ a variety of strategies including, but not limited to, the purchase of keywords, placement of banners on primary and secondary investor sites, flash e-mail to purchased targeted investor lists, as well as traditional direct mail to individual retail and select institutional investors.

Item 26. Recent Sales of Unregistered Securities

     There has been no established public trading market for the Registrant's common stock since its inception on November 4, 1999. As of December 31, 2000, Registrant had 79 shareholders of record owning 9,040,473 outstanding shares of common stock.

     On January 1, 2000, Registrant issued 4,000,000 shares of restricted common stock to Mr. Peter J. Ewens, the cChairman and Chief Executive Officer of Registrant and record and beneficial owner of approximately 44.2% of Registrant's outstanding shares, in consideration and exchange for $21,000 and his services in connection with the organization of Registrant.

     On January 1, 2000, Registrant issued 4,000,000 shares of unrestricted common stock to Mr. Roger Miller, the Treasurer, Secretary and record and beneficial owner of approximately 44.2% of Registrant's outstanding common stock, in consideration and exchange for $21,000 and his services in connection with the organization of Registrant.

     No underwriter was employed in connection with the offering and sale of the shares. The Registrant claimed the exemption from registration in connection with each of the offerings provided under Section 3 (b) of the Act and Rule 506 of Regulation D promulgated thereunder as well as similar provisions under state law.

     Registrant received gross proceeds in the amount of $800,210 from the July-August 2000 sale of a total of 533,473 shares of common stock at $1.50 per value per share in an offering conducted pursuant to Section 4(2) of the Securities Act of 1993 and Rule 506 of Regulation D promulgated there under. The proceeds from such private placements were used to fund a portion of the Stage I development of the Regitrant's web-site and to fund the marketing strategies for the Direct Public Offering.

Item 27. Index to Exhibits

(a)(1)   Financial Statements -- Included in prospectus:

         Independent Certified Public Accountants' Report.

         Balance Sheet as of August 23, 2000 and June 30, 2000.

         Statements of Operations for the period November 4, 1999 (date of inception) to August 23, 2000 and June 30, 2000.

         Statement of Changes in shareholder's Equity for the period November 4, 1999 (date of inception) to August 23, 2000 and June 30, 2000.

         Statement of Cash flows for the period November 4, 1999 (date of inception) to August 23, 2000 and June 30, 2000.

         Notes to Financial Statements.

(a)(2) Included Separately from prospectus: Consent of Independent Public Accountants. (See Exhibit 3.4 below.)

         Other than the Financial Data Schedule, no schedules are included for the reason that all required information is contained in the financial statements included in the prospectus.

(b)      Exhibits:

         * 3.1.1        Certificate of Incorporation of Registrant.
         * 3.1.2        Articles of Amendment to the Certificate of Incorporation
            *3.2        Bylaws of Registrant
            *3.3        Form of Stock Certificate
             3.4        Subscription Agreement and Power of Attorney. (No longer applicable.)
             5.1        Opinion of Counsel as to the legality of the shares.
           *10.1        Employment Agreement between Registrant and Pete Ewens.
           *10.2        Employment Agreement between Registrant and Roger Miller.
           *10.3        Employment Agreement between Registrant and Dr. James Chappell.
           *10.4        Employment Agreement between Registrant and Nicole Shoong.
           *10.5        Technology Leasing Agreement between Registrant and MainStreetIPO.com, Inc.
          * 10.6        Professional Services Agreement between Registrant and Vertical Solutions.
          * 10.7        Dynamic Web Site Development Letter of Agreement between Registrant and Kirk Cizerle.
          * 10.8        Letter of Agreement Between Registrant and Tani Hurley Public Relations.
          * 10.9        Letter of Agreement between Registrant and Alexander Creative Consulting, Inc.
         * 10.10        Agreement of Purchase and Sale and Deposit Receipt between  Registrant and Hastings  Investment  Limited.
                        (No longer applicable.)
         * 10.11        Engagement Agreement between Registrant and Ray Stewart, Esq.
         * 10.12        Engagement Agreement between Registrant and Duncan, Blum and Associates.
         * 10.13        Warrant Agreement between Registrant and Duncan, Blum & Associates.
           10.14        Dutch Auction Bid Process Website (attached to the prospectus as Appendix II).
           10.15        Form of Amended Technology Leasing Agreement between Registrant and MainStreetIPO.com, Inc.
            23.1        Consent of Counsel (Duncan, Blum & Associates).
          * 23.2        Consent of Auditors (Hill, Barth & King LLC).


         *These exhibits were filed in the September 26, 2000 Registration Statement. Since no changes have occurred and/or are material, except the Technology Leasing Agreement (see Exhibits 10.5 and 10.15), these exhibits are not being refilled and are hereby incorporated by reference.

Item 28. Undertakings

A.   Certificates: Inapplicable

B.   Rule 415 offering

     The undersigned Registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement to: (i) include any prospectus required by Section 10(a) (3) of the Securities Act of 1933 (the "1933 Act"); (ii) reflect in the prospectus any facts or events which, together, represent a fundamental change in the information in the Registration Statement; and (iii) include any additional or changed material information on the plan of distribution.

     (2) For determining liability under the 1933 Act, treat each post-effective amendment as a new Registration Statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

     (3) File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

C.   Request for Acceleration of Effective Date

     The Registrant may elect to request acceleration of the effective date of the Registration Statement under Rule 461 of the 1933 Act.

D.   Indemnification

     Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable.

     In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

E.   Rule 430

     The undersigned Registrant will, for determining any liability under the Act, treat the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in the form of a prospectus filed by the Registrant under Rule 424(b) (1) or (4) or 497(h) under the Act as part of this Registration Statement as of the time the Commission declared it effective. For determining any liability under the Securities Act, Registrant will treat each post-effective amendment that contains a form of prospectus as a new registration statement for the securities offered in the registration statement and that offering of the securities at that time as the initial bona fide offering of those securities.

F.   Competitive Bids

     The undersigned Registrant hereby undertakes:

(1) To use its best efforts to distribute before the opening of bids, to prospective bidders, a reasonable number of copies of a prospectus that meet the requirements of Section 10(a) of the Securities Act relating to the securities offered at competitive bidding, as contained in the Registration Statement, together with any supplements; and

(2) To file an amendment to the Registration Statement reflecting the results of bidding, the terms of the re-offering and related matters where required by the applicable form, not later than the first use, authorized by Registrant after the opening of bids, of a prospectus relating to the securities offered at competitive bidding, unless Registrant proposes no further public offering of such securities by Registrant or by the purchasers.




                   [Balance of page intentionally left blank.]

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Pre-Effective Amendment No. 1 to this Registration Statement to be signed on its behalf by the Undersigned, thereunto duly authorized, in the City of Fairfax Station, State of Virginia, on the 21th day of March, 2001.

             BioQuest International, Inc.

             By: /s/ Peter J. Ewens
             -----------------------
             Peter J. Ewens, Chairman and Chief Executive Officer

     Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to this Registration Statement has been signed below by the following persons in their respective capacity as officer and/or director of the Registrant on the date indicated.

Signatures/Title                                                      Date

/s/ Peter J. Ewens                                           March 21, 2001
------------------
Peter J. Ewens, Chairman and Chief Executive Officer

/s/ Roger Miller                                             March 21, 2001
 ----------------
Roger Miller, Director, Secretary, Treasurer and
Principal Financial and Accounting Officer

/s/ James Chappell                                           March 21, 2001
------------------
James Chappell, Vice President of Medical and
Scientific Technology

/s/ Nicole Shoong                                            March 21, 2001
-----------------
Nicole Shoong, President of BioQuest
Media Resources Group

                                                                 EXHIBIT 5.1

                            DUNCAN, BLUM & ASSOCIATES
                                ATTORNEYS AT LAW
                             cduncan@sprintmail.com

Carl N. Duncan                                                    David E. Blum
5718 Tanglewood Drive                                  1863 Kalorama Road,  N.W.
Bethesda, Maryland 20817                                  Washington, D.C. 20009
(301) 263-0200                                                    (202) 232-6220
(301) 263-0300 (Fax)                                        (202) 232-7891 (Fax)

                                 March 21, 2001


BioQuest International, Inc.
11217 Silverleaf Drive
Fairfax Station, Virginia  22039


Re:      Registration Statement on Form SB-2
         Relating to the BioQuest International, Inc.
         Offer and Sale of 1,875,000 Shares of Common Stock

Ladies and Gentlemen:

     Since June 8, 2000, this firm has acted as securities counsel for BioQuest International, Inc. a Virginia corporation organized under the Virginia General Corporate Law, in connection with the registration under the Securities Act of 1933, as amended, of 218,750 to 1,875,000 shares of common stock as defined below, pursuant to the referenced Registration Statement.

     You have requested our opinion regarding the legality of the shares registered pursuant to the Registration Statement on Form SB-2. We have examined originals or copies, certified to our satisfaction, of such records, agreements and other instruments of BioQuest, certificates or public officials, certificates of the officers or other representatives of BioQuest, and other documents, as we have deemed necessary as a basis for the opinions hereinafter set forth. As to various questions of fact material to such opinions, we have, when relevant facts were not independently established, relied upon written certifications of officers and references, including (but not limited to) statements contained in the Registration Statement.

     Our opinions, insofar as they address issues of Virginia law, are based upon our review of (i) all pertinent records of BioQuest, including a certified copy of BioQuest's November 4, 1999 Articles of Incorporation and September 11, 2000 Articles of Amendment thereto; and (ii) the Virginia Constitution and General Corporate Law as well as reported judicial decisions interpreting this authority. Subject to the foregoing, we do not express our opinion herein concerning any law other than the federal laws of the United States.

     We have assumed the genuineness of all signatures on documents reviewed by or presented to us, the legal capacity of natural persons, the authenticity of all items submitted to us as originals and the conformity with originals of all items submitted to us as copies.

     Based upon the foregoing, we are of the opinion that:

1. The Company is a duly organized, validly existing corporation under the laws of Virginia.

2. The shares of BioQuest to be offered pursuant to the prospectus forming a part of the Registration Statement are validly authorized and, when sold upon successful conclusion of the associated Dutch Auction, will be validly issued, fully paid and non-assessable under the law of Virginia.


     We hereby consent to the reference to our firm in the "Legal Matters" section of the prospectus and to the inclusion of this opinion as an Exhibit to the Registration Statement.


                       DUNCAN, BLUM & ASSOCIATES

                       By: /s/ Carl N. Duncan
                       ---------------------------------
                       Carl N. Duncan, Managing Partner

                                                              EXHIBIT 10.15



















                                 FORM OF AMENDED
                          TECHNOLOGY LEASING AGREEMENT
                                     BETWEEN
                          BIOQUEST INTERNATIONAL, INC.
                                       AND
                             MAINSTREETIPO.COM, INC.

                                LEASING AGREEMENT


     AGREEMENT made this day of September, 2000 by and between MainStreetIPO.com Inc. ("MainStreet"), with principal offices at 171 Church Lane, North Brunswick, NJ 08902, and BioQuest International, Inc. ("BioQuest"), with principal offices at 11217 Silverleaf Drive, Fairfax Station, Virginia 22039.

     WHEREAS, MainStreet has designed a website known as www.MainStreetIPO.com (the "Website"), which Website was created for the purpose of enabling corporations to publicly offer their securities by means of posting registered prospectuses on such Website in order that members of the public can bid in a Dutch Auction for such securities; and

     WHEREAS, BioQuest is desirous of leasing the technology underlying the Website ("the Application Services"), utilizing the generic content of the Website, and leasing server space ("bandwidth") to enable BioQuest to conduct a direct public offering of its Common Stock on a one time basis.

     WHEREAS, MainStreet is desirous of leasing the Application Services to BioQuest.

     NOW, THEREFORE, in consideration of the mutual promises and covenants contained herein, the parties agree as follows:

     1. NO ALTERATIONS OR CHANGES OF NON-ADVERTISING MATERIAL. BioQuest may not alter or change any of the content appearing on the Website without the prior approval of MainStreet, except to replace the name of "MainStreet IPO.com" with the name "BioQuestIPO.com" and place BioQuest's logo on the left hand side of the Website. BioQuest may not remove the graphical depiction of the MainStreet Bull which appears on the right hand side of the Website. BioQuest also may not change or alter in any way the technology of the Website, the Dutch Auction System designed for the Website or any of the technologies or interfaces integrated into the Dutch Auction System without the prior approval of MainStreet.

     2. REPRESENTATIONS, WARRANTIES AND COVENANTS. MainStreet hereby represents and warrants to and agrees with BioQuest as follows:

        (a) MainStreet is duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and has full corporate power and authority to execute, deliver and perform this Leasing Agreement. This Agreement has been duly and validly executed and delivered by MainStreet and constitutes the legal and binding obligation of MainStreet enforceable against it in accordance with its terms;

        (b) MainStreet has developed and designed the software systems and technology for the proper, efficient and lawful operation of the Website to enable issuers to post registered offerings under the Securities Act of 1933, including registration statements, preliminary prospectuses, final prospectuses and to enable public users to submit bids for issuer's securities being offered on the Website, including the transmission and recordation of all bidding information and to establish and verify escrow accounts, and other related operations and procedures necessary for issuers to offer their securities to the public and to enable the public to bid and acquire such securities ("MainStreet Technology");

        (c) at all times the Website and the MainStreet Technology will be in optimal functional condition, including but not limited to sufficient facilities to handle high use volume ("bandwidth") and to accept and promptly facilitate the bidding process for BioQuest's security offering posted on the Website, and the Website and MainStreet Technology will at all times during the term of this agreement be maintained by MainStreet; provided, MainStreet does not insure against illegal or unauthorized site intrusion by person or persons unknown whose purpose is to interfere with the providing of services to the registered user;

        (d) at all times the Website and the MainStreet Technology will be monitored by Interactica Inc. to insure proper logging, load balancing, demographic recording, data back-up, storage and emergency response; (e) the software has been properly developed and the Website and MainStreet Technology is fit for the purpose for which it is intended to be used; (f) the execution, delivery and performance by MainStreet of this Agreement and the consummation by it of the transactions contemplated hereby will not conflict with or violate any existing provision of law, rule or regulation, and such execution, delivery, performance and consummation will not, with or without the giving of notice, the lapse of time or both, conflict with or violate (A) any order, judgment or decree applicable to MainStreet or binding upon its assets or properties, (B) any provision of the by-laws or certificate of incorporation of MainStreet, or
(C) any agreement or other instrument applicable to MainStreet or binding upon its assets or properties;

        (g) it is the sole and exclusive owner of or otherwise has the right to use and license all materials, methodologies and MainStreet Technology used in connection with the Website, and the use and licensing of such materials, methodologies and MainStreet Technology do not and will not (A) breach, conflict with or constitute a default under any agreement or other instrument applicable to MainStreet or binding upon its assets or properties or (B) infringe upon any trademark, trade name, service mark, patent, copyright or other proprietary right of any other person or entity;

        (h) the Website and the MainStreet Technology, as designed and as hereafter may be modified for BioQuest, does not and will not violate any federal, state or local law or regulation; neither MainStreet nor the Website is the subject of any disciplinary proceeding; and MainStreet will comply with all applicable federal, state and local laws in the maintenance and rental of its Website and MainStreet Technology;

        (i) there is no pending or, to the best knowledge of MainStreet, threatened claim, action or proceeding against MainStreet, except for an informal inquiry by the Securities and Exchange Commission as to possible broker-dealer registration requirements of MainStreet, which has been disclosed to BioQuest , or any affiliate thereof, with respect to the execution, delivery or consummation of this Agreement, or with respect to the Website and the MainStreet Technology and their respective contents and, to the best knowledge of MainStreet, there is no basis for any such claim, action or proceeding; and

        (j) it is, to the best of MainStreet's knowledge, in compliance with all federal and state privacy laws, is a member in good standing of the On Line Privacy Alliance, and shall adhere to the information gathering, dissemination, privacy protection and other practices specified by such organization.

     3. Non-Assignability. Neither party may assign or delegate its rights and obligations under this Agreement, except that MainStreet may use independent contractors to provide technological support for the Website and MainStreet Technology.

     4. Procedures. BioQuest shall not do anything in contravention of the procedures established by the MainStreet Technology regarding, among other things, registration of subscribers, posting of prospectuses, the Dutch Auction process, transfer agents or escrow agents, and shall adhere to the terms and conditions of this Agreement unless otherwise required by the Securities and Exchange Commission or the NASD pursuant to federal securities laws or their Rules and Regulations or the various states' rules and regulations where such offering is registered.

     5. Term. The Term of this Agreement shall be for a sufficient period of time to enable BioQuest to complete its offering but in no event to exceed two hundred seventy (270) days after the effective date of BioQuest's registration statement with the Securities and Exchange Commission. If either party breaches the terms of this Agreement and fails to cure the breach within thirty (30) days after written notice of such breach from the other party (or if the cure cannot be completed in such thirty (30) day period, the breaching party has failed to initiate a cure within such thirty (30) day period and use diligence to complete the cure), the non-breaching party may terminate this Agreement upon fifteen
(15) days written notice to the other party by regular mail or facsimile sent to the address set forth above.

     6. No Acquisition of License, Ownership or Rights. All systems and processes developed by MainStreet and the MainStreet Technology shall be and remain the exclusive property of MainStreet. All of the systems and related business data and MainStreet Technology are Confidential Information, except for that information which is generally available to the public, is already or becomes available to BioQuest on a non-confidential basis, or has been, is now, or later independently developed by BioQuest . BioQuest understands and agrees that, notwithstanding this Agreement, it shall acquire no other rights or licenses to any of the Confidential Information.

     7. Consideration. In consideration for MainStreet leasing the Website to BioQuest for a one time use which lease includes the Application Services, MainStreet shall receive a fee consisting of $50,000 payable (i) $25,000 upon BioQuest's execution of this Agreement witthe balance of $25,000 due within ten
(10) days after BioQuest ceases using the Website, and (ii) warrants equal to one percent (1%) of the total shares of stock sold during the direct public offering exercisable into the same number of shares of BioQuest Common Stock at an exercise price of $1.00 per share. Said warrants to expire five (5) years from the date of this Agreement. In the event the BioQuest offering is unsuccessful for any reason, then the compensation reflected by the warrants shall be adjusted as may be agreed upon by the parties.

     8. Indemnification. MainStreet agrees to indemnify and hold harmless BioQuest and any person who controls BioQuest against any and all losses, claims, damages or liabilities, joint or several, to which BioQuest or any controlling person may become subject, insofar as such losses, claims, damages or liabilities (or actions in respect thereof) arise out of or are based upon any technological failures of the Website and MainStreet Technology, other than illegal or unauthorized site intrusion by person or persons unknown whose purpose is to interfere with the providing of services to the then registered user, provided such illegal or unauthorized site intrusion is not due to the lack of proper security provided by or other negligence of MainStreet or the MainStreet Technology. In no event, shall MainStreet be liable for more than the fee paid by BioQuest, which shall include the return of the warrants.

     9. Sole Agreement. This Agreement, together with all exhibits and schedules, constitutes the entire agreement of the parties with respect to the sale of the Website by MainStreet. 10. Notices and Addresses. All notices or other communications given or made under this Agreement shall be in writing and shall be (a) personally delivered, (b) sent by certified mail, return receipt requested, postage prepaid or by reputable overnight courier providing a receipt against delivery, or (c) sent by telecopy or facsimile transmission, provided that a copy thereof is concurrently delivered or sent in accordance with clause
(a) or (b) above. Such notices or other communications shall be delivered or sent to:

                  to:               MainStreet IPO.com Inc.
                                    171 Church Lane
                                    North Brunswick, NJ 08902
                                    Attn: Joseph M. Salvani, Ch. of the Bd.

                  copy to:          Richard J. Blumberg, Esq.
                                    McLaughlin & Stern, LLP
                                    260 Madison Avenue
                                    New York, NY 10016

                  to:               BioQuest International, Inc.
                                    11271 Silverleaf Drive
                                    Fairfax Station, Virginia  22039

                  Copy to:          Carl Duncan, Esq.
                                    C/o Duncan, Blum & Associates.
                                    5718 Tanglewood Drive
                                    Bethesda, Maryland  20817

                                    Raymond J. Stewart, Esq.
                                    1350 Eye Street, N.W.
                                    Suite 200
                                    Washington, D.C.  20005

or such other address as any party may specify in a notice delivered in accordance with this Section 10.

     11. Applicable Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York.

     12. Waiver. No waiver of any breach or condition of this Agreement shall be effective unless in writing and signed by the party (s) sought to be charged therewith, and a waiver in one instance shall not be deemed to be a waiver of any other subsequent breach or condition, whether of like or different nature.

     13. Use of Certain Terms. Any definitions apply equally to both the singular and the plural; any pronoun shall include the corresponding masculine, feminine and neuter; the words "include" and "including" shall be deemed to be followed by the phrase "without limitation"; and the terms "hereof" and "herein" shall refer to the particular agreement or document in which such term appears.

     14. Captions. Article titles or captions contained in this Agreement are inserted only as a matter of convenience and as reference and in no way define, limit, extend or describe the scope of this Agreement or the intent of any of the provisions hereof.

     15. Counterparts. This Agreement may be executed in one or more counterparts and each of such counterparts shall, for all purposes, be deemed to be an original, but all of the counterparts shall constitute one and the same instrument, and this Agreement shall be deemed effective on the date it is executed by the parties hereto.

     16. Binding. This Agreement and all of its provisions shall be binding on and inure to the benefit of the successors of the parties. None of the provisions of this Agreement is intended to be, nor shall the provisions construed to be, for the benefit of any third party. Whenever in this Agreement reference is made to a party, such reference shall be deemed to include a reference to the legal representatives and successors of such party.

     17. Severability. If any of this Agreement or the applications thereof to any person or party or circumstances shall be invalid or unenforceable to any extent, the remainder of this Agreement and the application of such provisions to other persons or parties or circumstances shall not be affected thereby and shall be enforced to the greatest extent permitted by law.

     18. Additional Remedies. The rights and remedies of any party hereunder shall not be mutually exclusive, i.e., the exercise of one or more of the provisions hereof shall not preclude the exercise of any other provision hereof. The respective rights and obligations hereunder shall be enforceable by specific performance, injunction or other equitable remedy, but nothing herein contained is intended to, nor shall it, limit or affect any other rights in equity or any rights at law or by statute or otherwise.

     IN WITNESS WHEREOF, the parties have executed this Agreement as of the day and year first above mentioned.


                    MAINSTREETIPO.COM, INC.

                    By: _________________________________
                        JOSEPH M. SALVANI, Chairman of the Board,
                        Chief Executive Officer and President


                    IOQUEST INTERNATIONAL, INC.

                    By: _________________________________
                        PETER J. EWENS, Chairman of the Board,
                        Chief Executive Officer and President

                        H:\USERS\JWILCOX\BLUMBERG\SALVANI\MAIN.ST\ENVIRDOC.DOC

                                                               EXHIBIT 23.1






                               CONSENT OF COUNSEL


         We herby consent to the reference to us in the Prospectus constituting part of this Form SB-2 Registration Statement for BioQuest International, Inc., under the caption "Legal Matters."




                                             /s/ DUNCAN, BLUM & ASSOCIATES


Bethesda, Maryland
March 21, 2001